ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2018

March 29, 2019

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2018.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: future financings, the redemption of the Company’s securities, statements with respect to the Company’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, viability of the Company’s projects, anticipated reclamation and decommissioning activities, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in México, the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, the Company’s ability to comply with future legislation or regulations, the Company’s intent to comply with future regulatory matters, future regulatory trends, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company, future payments of dividends by the Company, assumptions of management, maintaining relations with local communities, renewing contracts related to material properties, the Share Repurchase Program (as hereinafter defined) and maintaining relations with employees. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See “Risk Factors”.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. “$” or “US$”), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On December 31, 2018, the exchange rate of Canadian dollars into US dollars, being the average exchange rate published by the Bank of Canada was US$1.00 equals C$1.3642.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Following is a description of certain technical terms and abbreviations used in this AIF.

“Ag” means silver.

“Ag-Eq” means silver equivalent.

“AISC” means all-in sustaining costs.

“Au” means gold.

“BQ” means a standard wire line bit size which produces a core diameter of 37 millimetres.

“CCD” means counter-current decantation, a separation technique involving water or solution and a solid.

“Concentrate” means partially purified ore.

“CRMs” means certified reference materials.

“DD” means diamond drill.

“Doré” means a mixture of gold and silver in cast bars, as bullion.

“Fe” means iron.

“g/t” means grams per tonne.

“Grade” means the metal content of ore in grams per tonne or percent.

“HQ” means a standard wire line bit size which produces a core diameter of 63 millimetres.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.

“kt” means kilo tonnes

“Life of Mine” or “LOM” means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

“Merrill-Crowe” or “MC” means a separation technique for extracting silver and gold from a cyanide solution.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“NQ” means a standard wire line bit size which produces a core diameter of 48 millimetres.

“NSR” means net smelter royalty.

“Oxides” or “Oxide Ore” means a mixture of valuable minerals and gangue minerals from which at least one of the minerals can be extracted.

“Pb” means lead.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“QA/QC” means quality assurance and quality control.

“RC” means reverse circulation, a type of drilling

“Reserves” means Mineral Reserves.

“Resources” means Mineral Resources.

“Run of Mine” or “ROM” means ore in its natural, unprocessed state.

“Specific Gravity” or “SG” means a measurement that determines the density of minerals.

“Sulphide Minerals” or “Sulphide Ore” means any member of a group of compounds of sulfur with one or more metals.

“tpd” means metric tonnes per day.

“UG” means underground.

“Zn” means zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is the continuing corporation of “Brandy Resources Inc.” which was incorporated pursuant to the Company Act (British Columbia) (the predecessor legislation of the Business Corporations Act (British Columbia) (the “BCBCA”)) on September 26, 1979.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). Concurrently with this continuation, the Company consolidated its share capital on a 10 for one basis.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the BCBCA.

Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company’s head office is located at Suite 1800 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. As such, the Company’s business is dependent on foreign operations in México. The common shares of the Company trade on the TSX under the symbol “FR” and on the NYSE under the symbol “AG”. The Company’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates six producing mines in México:

1.	the San Dimas Silver/Gold Mine in Durango State (“San Dimas Silver/Gold Mine” or “San Dimas”);

2.	the Santa Elena Silver/Gold Mine in Sonora State (“Santa Elena Silver/Gold Mine” or “Santa Elena”);

3.	the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”);

4.	the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);

5.	the San Martín Silver Mine in Jalisco State (“San Martín Silver Mine” or “San Martín”); and

6.	the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”).

The Company also owns the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”) which is presently under care and maintenance.

The Company also owns three advanced-stage silver development projects in México, being the Plomosas Silver Project in Sinaloa State, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than seasonal weather. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2018, the Company had 34 employees and contractors based in its Vancouver corporate office, 214 employees and contractors in its Durango offices, 17 employees in its México City office, four employees in Switzerland, two employees in the Netherlands and approximately 4,860 employees, contractors and other personnel in various mining locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing primarily silver and other metals from its mines located in México.

Over the past 16 years, the Company has assembled a portfolio of silver mines, properties and projects which presently consists of six producing mines which it owns and operates in México, one mine placed in care and maintenance in August 2018, three advanced-stage development silver projects as well as a number of exploration projects.

The current mines and material properties are as follows:

Producing Silver Mines	Location	Acquired
La Parrilla Silver Mine	Durango State, México	January 2004
San Martín Silver Mine	Jalisco State, México	May 2006 to September 2006
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
Santa Elena Silver/Gold Mine	Sonora State, México	October 2015
San Dimas Silver/Gold Mine	Durango State, México	May 2018

Mine in Care and Maintenance	Location	Acquired
La Guitarra Silver Mine	México State, México	July 2012

Development Projects	Location	Acquired
La Luz Silver Project	San Luis Potosi State, México	November 2009
Plomosas Silver Project	Sinaloa State, México	July 2012
La Joya Silver Project	Durango State, México	October 2015

Most Recent Three Years

2016

On February 8, 2016, the Company entered into a credit agreement with The Bank of Nova Scotia (“Scotia Bank”) and Investec Bank PLC as lenders in connection with a senior secured credit facility (the “Prior Credit Facility”) consisting of a $25 million revolving credit line and a $35 million term loan. The Prior Credit Facility was guaranteed by certain subsidiaries of the Company and was secured by a first charge against the assets of the Company and such subsidiaries. The term loan was repayable in quarterly instalments plus related interest. The revolving credit line was to terminate on maturity, being February 8, 2019.

$31.5 million of the term loan was utilized to cancel a $30 million forward sale contract with Bank of America Merrill Lynch for 15,911.3 metric tonnes (“MT”) of lead at a fixed price of $0.945 per pound ($2,083/MT) which the Company entered into in April 2014, while the remaining $3.5 million thereunder was used for general corporate purposes. A portion of the $25 million revolving credit line was used to pay out a $15 million revolving credit facility assumed by the Company in connection with the acquisition by the Company of all of the shares of SilverCrest Mines Inc, which closed in October 2015.

The Prior Credit Facility contained market financial covenants, including the following, each tested quarterly, on a consolidated basis: (a) a leverage ratio based on total debt to rolling 4 quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling 4 quarters adjusted EBITDA divided by interest payments, of not less than 4.00:1.00; and (c) tangible net worth of not less than $436 million, plus 80% of its positive earnings subsequent to December 31, 2015. The Prior Credit Facility also provided for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Subsequent to the execution of the Prior Credit Facility, the Company completed an intra-group reorganization among its wholly owned subsidiaries, whereby NorCrest Silver Inc. ("Norcrest") merged into the Company's Mexican holding subsidiary, Corporación First Majestic S.A. de C.V. ("CFM") resulting in the subsidiaries of NorCrest becoming subsidiaries of CFM.

On May 12, 2016, the Company closed a bought deal private placement that was co-led by Cormark Securities Inc. and BMO Capital Markets on behalf of a syndicate of underwriters including Desjardins Securities Inc., National Bank Financial Inc. and TD Securities Inc. The Company issued an aggregate of 5,250,900 common shares at a price of C$10.95 per common share for gross proceeds of C$57,497,355 (the "2016 Offering"). The proceeds of the 2016 Offering were intended to be used for the mill and mine expansion at La Guitarra mine to 1,000 tpd, to further advance the roasting analysis and testing at La Encantada mine, to allow the Company to increase the amount of development and exploration across the Company's operating mines, and for general corporate and working capital purposes.

2017

On October 3, 2017, the Company reported that an accident had occurred at the La Encantada Silver Mine as part of the construction of the 790 ramp. A total of four miners lost their lives due to gas intoxication. Immediately following the accident First Majestic briefly suspended its mining operations at La Encantada to focus on responding to the accident and supporting the families of the deceased.

In 2017 the Company determined that it was in its best interests to delist from the Bolsa Mexicana de Valores (the Mexican Stock Exchange) (“BMV”). To accomplish this under Mexican securities laws, the Company made an offer to purchase all of its common shares held by residents of México (the “Mexican Share Offer”) at a price of MXP$128.72 per common share (equivalent to US$6.55 as of December 29, 2017). The Company’s shares were delisted from the BMV effective February 21, 2018 and the Company acquired an aggregate of 5,021 Common Shares from Mexican residents in connection with the Mexican Share Offer. The Company has no further obligations in connection with the Mexican Share Offer.

2018

Acquisition of Primero

On January 12, 2018, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Primero Mining Corp. (“Primero”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero (each, a “Primero Share”) in exchange for 0.03325 of a common share of the Company (each, a “Common Share”) per Primero Share (the “Exchange Ratio”).

In accordance with the plan of arrangement (the "Plan of Arrangement") pursuant to the Arrangement Agreement (the "Arrangement"), each Primero option which was outstanding and had not been duly exercised prior to the effective time of the Arrangement was deemed to be unconditionally vested and exercisable in full and was exchanged for a replacement option to purchase from the Company such number of Common Shares as is equal to the Exchange Ratio. Each replacement option provides for an exercise price per Common Share (rounded up to the nearest whole cent) equal to the exercise price per Primero Share that would otherwise be payable pursuant to the Primero option it replaced, divided by the Exchange Ratio. All terms and conditions of any replacement option, including the term to expiry, conditions to and manner of exercising, are the same as the Primero option for which it was exchanged.

Under the Arrangement all existing warrants of Primero became exercisable to acquire Common Shares at exercise prices adjusted by the Exchange Ratio. All other terms and conditions of such warrants remained the same and such warrants continued to be governed by the terms of the existing Primero warrant indenture.

The Arrangement also provided that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero were paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

On May 10, 2018 the Company announced the completion of the Arrangement. The Company issued an aggregate of 6,418,594 Common Shares in exchange for all of the issued and outstanding Primero Shares and 221,908 replacement stock options (the "Replacement Stock Options") to the holders of outstanding stock options of Primero. The Replacement Stock Options are excercisable to acquire Common Shares at an exercise price adjusted by the Exchange Ratio. In addition, following closing of the Arrangement all of the existing and outstanding share purchase warrants of Primero ("Primero Warrants") became exercisable to acquire 366,124 Common Shares at an exercise price adjusted by the Exchange Ratio. All such Primero Warrants have subsequently expired. Upon closing of the Arrangement, Primero became a wholly-owned subsidiary of the Company and the former Primero shareholders became shareholders of the Company. A copy of the Arrangement Agreement, as well as the related 51-102F1 – Business Acquisition Report, has been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Transactions Related to the Arrangement

Primero Convertible Debentures

On February 9, 2015, Primero issued $75.8 million principal amount of 5.75% convertible unsecured subordinated debentures (the “Primero Debentures”) pursuant to a trust indenture between Primero and Computershare Trust Company of Canada (the “Primero Indenture”). In connection with the Arrangement, on March 13, 2018 the holders of the Primero Debentures approved a resolution pursuant to the Primero Indenture authorizing the acceleration of the maturity date of the Primero Debentures from February 28, 2020 to the next business day following closing of the Arrangement. As a result the Primero Debentures matured on May 11, 2018 and were paid out in full.

Stream Agreements

Primero was a party to a streaming arrangement with Silver Wheaton Corp., now Wheaton Precious Metals Corp. (“Wheaton”), and Silver Wheaton (Caymans) Ltd., now Wheaton Precious Metals International Ltd. (“WPMI”), a subsidiary of Wheaton, pursuant to which Silver Trading (Barbados) Limited (“STB”), a Barbados incorporated subsidiary of Primero, agreed to sell certain amounts of silver produced at the San Dimas Mine to WPMI (the “Prior San Dimas Stream Agreement”).

On May 10, 2018 and in connection with the Arrangement, the Prior San Dimas Stream Agreement was terminated between STB and WPMI. The Company concurrently issued to WPMI 20,914,590 Common Shares and entered into a new precious metal purchase agreement (the "New San Dimas Stream Agreement ") with WPMI and FM Metal Trading (Barbados) Inc. ("FMMTB"), a wholly-owned subsidiary of the Company. Pursuant to the New San Dimas Stream Agreement, WPMI is entitled to receive from the San Dimas Mine via FMMTB 25% of the gold production of San Dimas and 25% of the silver production converted to gold equivalent at a fixed exchange ratio of 70:1 in exchange for ongoing payments by WPMI equal to the lesser of (i) US$600 (subject to an annual inflation adjustment) and (ii) the prevailing market price, for each gold ounce delivered to an offtaker under the agreement. WPMI was granted a security interest over the San Dimas Mine securing the obligations of the Company and such security interest ranks pari passu with the security interests provided to the Lenders under the New Credit Facility (as described below) and are governed by an intercreditor and collateral agency and proceeds agreement

New Credit Facility

As described above, on February 8, 2016, the Company entered into the Prior Credit Facility with Scotia Bank and Investec PLC, as lenders.

On May 10, 2018 the Company entered into an amended and restated credit agreement (the "Credit Agreement") with Scotia Bank, Bank of Montreal and Investec Bank PLC, each as lenders (the "Lenders"). Pursuant to the Credit Agreement, the Lenders agreed, among other things, to provide First Majestic with a US$75 million senior secured revolving term credit facility (the “New Credit Facility”). The New Credit Facility replaced the Prior Credit Facility and the prior credit facility of Primero.

The New Credit Facility contains market financial covenants including the following, each tested quarterly on a consolidated basis: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The New Credit Facility also provides for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Scotia Bank, on behalf of the Lenders, took a perfected security interest in all the Company’s present and future assets, both real and personal, and of certain of the Company’s material subsidiaries. Such security interest is first-ranking with the exception of the security granted over the San Dimas mine securing obligations to WPMI under the New San Dimas Stream Agreement. The security interests provided to WPMI rank pari passu with the security interests provided to the Lenders under the New Credit Facility and are governed by an intercreditor and collateral agency and proceeds agreement.

Debt Offering

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”). The initial conversion rate for the Initial Notes is 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share. The Company used the net proceeds from the offering of the Initial Notes to fund the pay out of the Primero Debentures, certain costs and expenses associated with the acquisition of Primero and for general corporate purposes.

On February 15, 2018, the Company announced the issuance of an additional $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company’s profile on SEDAR at www.sedar.com.

Other Corporate Events

On May 9, 2018 the Company announced that its board of directors had adopted certain amendments to its advance notice policy (the "Advance Notice Policy") relating to director nominations. Pursuant to the Advance Notice Policy, the board has discretion to require a proposed director nominee to provide such information as the board may reasonably require to determine eligibility to act as a director or that could be material to a reasonable shareholder’s understanding of the independence of the proposed nominee. Pursuant to these amendments, such discretion was limited such that the board may now only require the nominee to provide such information as may be required by law or stock exchange rules to determine eligibilty to act as a director. The amendments further provided that any adjournment or postponement of a shareholder meeting will automatically extend the nomination deadline for a proposed director nominee.

On July 16, 2018 the Company announced its intention to place La Guitarra mine under care and maintenance which became effective on August 3, 2018. The Company considers that the La Guitarra mine is not at present material to its overall business operations. The Company is reviewing strategic options, including the potential sale of the operation, in order to reallocate capital and resources to projects with better economics and internal rates of return such as the newly acquired San Dimas Mine.

On September 10, 2018 the Company announced that it had completed a 100% earn-in on both the Ermitaño and Cumobabi projects in Sonora State, México pursuant to option agreements with Evrim Resrouces Corp ("Evrim"). Pursuant to the exercise of these options, First Majestic made a $1.5 million cash payment to Evrim and granted, in accordance with the original 2014 option agreements, a 2% net smelter royalty ("NSR") in respect of the Ermitaño project and a 1.5% NSR in respect of the Cumobabi project.

On November 5, 2018, the Company announced it filed a final short form base shelf prospectus (the "Base Shelf Prospectus") with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Base Shelf Prospectus and Registration Statement allow the Company to make offerings of Common Shares, subscription receipts, units, warrants or any combination thereof of up to $300 million during the 25 month period that the Base Shelf Prospectus and Registration Statement remain effective in the United States and Canada (except for the territories and the Province of Quebec). The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

On December 27, 2018, the Company entered into an equity distribution agreement (the “Sales Agreement”) with BMO Capital Markets Corp. (the “Agent”) pursuant to which the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agent, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to $50.0 million (the “ATM Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The ATM Offering will be made by way of a prospectus supplement dated December 27, 2018 (the "Prospectus Supplement") to the base prospectus included in the Company’s existing Registration Statement and Base Shelf Prospectus. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.

Republic Metals Corporation ("Republic") filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 in the United States Bankruptcy Court for the Southern District of New York. The Company has in the past engaged Republic to refine doré from certain of the Company's properties, and as of such date Republic was in possession of approximately 281,000 ounces of silver and 5,528 ounces of gold delivered by the Company. As of December 31, 2018, the Company wrote down a total of $7.5 million in inventory. The Company has retained legal counsel to assert its legal right for the return of its material and to consider alternative legal remedies. It is not possible at this time to accurately assess the prospects for success of the Company's claims or the length of time it will take to conclude them. The Company maintains relationships with other refineries and does not anticipate any material disruption in its overall production as a result of these matters.

2019 to date

The Company’s share repurchase program (“Share Repurchase Program”) which initially commenced in March 2013, was renewed for a sixth time in March 2019. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 5,000,000 common shares of the Company during the period from March 21, 2019 until March 20, 2020, which represents 2.54% of the 196,626,046 issued and outstanding shares of the Company as of March 1, 2019.

Principal Markets for Silver

Silver is a precious metal that is a very important industrial commodity with growing uses in several technologies and is also desirable for jewellery and for investment purposes. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, which makes it valuable in numerous industrial applications including solar panels, circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, batteries, televisions, computers, cell phones, household appliances, automobiles and a wide variety of other electronic products.

Silver as a global commodity is predominantly traded on the London Bullion Market (“LBM”), an over-the-counter silver market and the COMEX, a futures and options exchange in New York where most fund activity in relation to silver is focused. The LBM is the global hub of over-the-counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price known as the fix. Silver is quoted in US dollars per troy ounce. The Company assigns silver from its doré sales to one of two global banks; whereas, for concentrate sales, metal prices are determined by monthly averages based on contract terms with one of three smelter contracts. Smelter contracts are established with an annual tendering process which fix treatment charges normally to an annual basis.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals such as lead and zinc. The Company is a primary silver producer with approximately 57% of its revenue in 2018 from the sale of silver.

The Company also maintains an e-commerce website from which it sells a small portion (less than 1%) of its silver production directly to retail buyers (business to consumer) over the internet. See “Product Marketing and Sales”.

Mineral Projects

The following properties are material to First Majestic’s business: the San Dimas Silver/Gold Mine; the Santa Elena Silver/Gold Mine; the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martín Silver Mine and the Del Toro Silver Mine. Production estimates and throughputs for operating mines are quoted as metric tonnes per day (tpd) related to the tpd capacity of the mine. Production estimates and throughput averages for each mine take into account an average of two days of maintenance per month. Annual estimates of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on 365 calendar days average.

The following map indicates the locations of each of the Company’s mines and projects in México:

Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves internal estimates reported herein represent the most up to date revisions completed by First Majestic. The technical reports from which the following information is derived are set forth under the heading "Current Technical Reports for Material Properties". Readers are cautioned against relying on such reports and upon the Resource and Reserve estimates therein since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits. The following three tables set out the Company’s Mineral Resources and Mineral Reserves estimated as of December 31, 2018. In general, the consolidated Mineral Reserves for First Majestic, based on the most recent estimate of December 31, 2018, have increased 46% in terms of silver-equivalent (“Ag-Eq”) metal content compared to the prior estimate of December 31, 2017. This variation reflects the incorporation of the high grade reserves of the San Dimas mine after the acquisition of Primero on May 10, 2018 and the results of the infill exploration and development programs, offsetting the effect of depletion originated by mine production, the subtraction of reserves from La Guitarra which was put in care and maintenance in August 2018, as well as the impact of the reduction of 6% in the assumed metal price for silver, 4% in gold, 9% in lead and 14% in zinc.

TABLE 1
Proven and Probable Mineral Reserves for the operating mines with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).

(2)

The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.

(3)

Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of this AIF.

(4)	Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,250/oz Au, $1.00/lb Pb, and $1.20/lb Zn.
(5)

A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.

The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine below in this AIF.

(6)

Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to material handling and other operating aspects. Dilution and mining recovery factors are listed in the applicable section describing each mine below in this AIF.

(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

The Company’s consolidated Measured and Indicated Mineral Resources have increased 17% in terms of tonnage and 82% in terms of silver-equivalent metal content as the result of incorporation the high grades resources of San Dimas as well as conversion of Inferred Resources at Ermitaño following the successful 2018 exploration program. These increases were partially offset by depletion from production during 2018 and reductions of 12% in the assumed metal price for silver, 10% in gold, 17% in lead and 20% in zinc.

TABLE 2
Measured and Indicated Mineral Resources with an Effective Date of December 31, 2018 update prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and compiled by Ramon Mendoza Reyes, PEng, QP for First Majestic, and is based on internal work prepared under the supervision of First Majestic internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

(3)	Metal prices considered for Mineral Resources estimates were $17.50/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.
(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.
(6)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(7)	La Guitarra was placed in care and maintenance on August 3, 2018 and is no longer a material property.

Consolidated Inferred Mineral Resources increased by 3% in terms of silver-equivalent metal content after the incorporation of resources from San Dimas which was offset by the subtraction of resources from La Joya which is considered a historical estimate, and the reduction in the metal price assumptions as mentioned above.

TABLE 3
Inferred Mineral Resources with an Effective Date of December 31, 2018 update prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1)

Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)

The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and compiled by Ramon Mendoza Reyes, PEng, QP for First Majestic, and is based on internal work prepared under the supervision of First Majestic internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

(3)	Metal prices considered for Mineral Resources estimates were $17.50/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(4)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.

(6)	La Guitarra was placed in care and maintenance on August 3, 2018 and is no longer considered to be a material property.

Technical reports were prepared in respect of each of the Company’s material properties as follows:

1.

A Technical Report titled "La Encantada Silver Mine, Ocampo, Coahuila, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2015, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA, Ms. Maria Elena Vazquez Jaimes, P. Geo., and Mr. Peter Oshust, P. Geo.

2.

A Technical Report titled "Del Toro Silver Mine Chalchihuites, Zacatecas, México NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2016, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA and Mr. Andrew Hamilton, P. Geo.

3.

A Technical Report titled "San Martin Silver Mine San Martin de Bolaños, Jalisco, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2016, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA, Ms. Maria Elena Vazquez Jaimes, P. Geo. and Mr. Phillip J. Spurgeon, P. Geo.

4.

A Technical Report titled "La Parrilla Silver Mine San Jose de La Parrilla, Durango, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2016, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA, Ms. Maria Elena Vazquez Jaimes, P. Geo., Mr. Stephen Taylor, P. Eng., Mr. Sebastien Bernier, P. Geo., Mr. Dominic Chartier, P. Geo., Mr. Daniel Sepulveda, SME-RM and Mr. David Maarse, P. Geo.

5.	Technical Report titled "Update to Santa Elena Pre-Feasibility Study, Sonora, México", dated October 1, 2015, and prepared by Mr. N. Eric Fier P.Eng.

6.

Technical Report titled "San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp." dated April 18, 2014, and prepared by J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo. (items 1-6 collectively referred to as the “Technical Reports”)

The following table shows the total tonnage mined from each of the Company’s producing properties during 2018, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.

TABLE 4
First Majestic 2018 Production

	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	SAN MARTIN	LA PARRILLA	DEL TORO	LA GUITARRA	TOTAL

Ore Processed	Tonnes	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452

Material Mined from Reserves	Tonnes	434,838	876,070	205,931	235,154	472,546	235,387	43,963	2,503,890

Material Mined from Areas Not In Reserves	Tonnes	451	23,300	710,963	49,502	19,091	31,783	36,472	871,561

Silver Produced	Ounces	3,621,868	2,223,246	1,603,740	1,746,139	1,340,385	785,154	358,919	11,679,452

Silver-Equivalent Produced from Other Metals(1)	Ounces	4,429,737	3,791,441	7,155	423,199	982,671	647,158	282,260	10,563,619

Silver-Equivalent Produced	Ounces	8,051,605	6,014,687	1,610,895	2,169,338	2,323,056	1,432,312	641,179	22,243,071

(1) Silver-equivalent ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2018 Annual Information Form.

San Dimas Silver/Gold Mine, Durango State, México

The following description of the San Dimas mine has been summarized from the Technical Report titled "San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp." dated April 18, 2014 (the "San Dimas Technical Report") and prepared in accordance with NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas mine. The San Dimas Technical Report is available for review under Primero's profile on SEDAR at www.sedar.com.

The scientific and technical information after April 18, 2014 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr Greg Kulla, P.Geo. The scientific and technical information after April 18, 2014 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The San Dimas mine is located on the borders of Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 km west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06'N and longitude 105°56'W.

The San Dimas Silver Mine (San Dimas) is an underground producing silver and gold mine and processing facility which the Company acquired in 2018. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Primero Empresa Minera S.A. de C.V. (“Minera Primero”).

The San Dimas property consists of 119 concessions covering approximately 71,868 hectares, having expiry dates ranging from 2019 to 2055. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. The Company obtained surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

The Company holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its "industrial facilities". The mine and mill expansion of the San Dimas operation is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014, the river's course has been diverted through the new canal. The new waste pad construction was completed in May 2014.

Accessibility, Local Resources, Infrastructure and Physiography

Access to San Dimas is by air or road from the city of Durango. By road the trip requires approximately 10 hours. The Company maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita, the population centre situated closest to the San Dimas operation. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on regular Company flights from Durango. Heavy equipment and supplies are brought in by road from Durango. The mine is accessible and operates year-round.

Mining at San Dimas is done by a mixture of contract mining and personnel of the Company. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by the Company to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of First Majestic's own hydro generation system – Las Truchas – and the Mexican "Federal Electricity Commission" ("CFE"). First Majestic operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total electrical requirement for the San Dimas operation during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. The Company holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level ("amsl") on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexican nationals. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V ("Luismin").

In 2002, Wheaton River Minerals Ltd. ("Wheaton River") acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010. In May 2018 the Company acquired all of the shares of Primero pursuant to the Arrangement.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the "Favourable Zone" concept described under "Deposits and Mineralization" below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east "Tayoltita-Santa Rita" block.

By the late 1980's and early 1990's, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling "long" drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described as the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the "Favourable Zone". At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Between May 10 to December 31, 2018, the Company drilled 43,510 meters in 167 diamond drill holes in the Santa Jessica, Santa Gertrudis, Pozolera, Noche Buena, Santa Regina, Victoria, Alexa and San Jose in the areas of the Central Block and Sinaloa Graben.

Seventy-one diamond drill holes totalling 24,515 were drilled in the Santa Jessica Vein. These holes improved confidence of known mineralization and identified an extension of the vein in the lower West zone.

Eleven diamond drill holes totalling 3,399 meters were drilled at Santa Gertrudis delineating mineralization from 450 m to 180 m elevations and allowed continue exploration for the lithological contact of andesite rhyolite at depth.

Two holes were drilled at the Pozolera vein exploring for mineralization similar to the Roberta vein 700 meters to the south. These holes intersected a 6 m wide zone of weakly mineralized quartz veins.

Two diamond drill holes totalling 431 meters in the eastern part of the Noche Buena vein confirmed mineralization that is within the infrastructure of the Santa Jessica vein.

Twenty-two diamond drill holes totalling 7,082 meters drilled in the Santa Regina vein confirmed mineralization and with the advance of the developments towards the west, allows the possibilities of integrating with the veins of san Vicente-San Juan that are partially mined.

Twelve diamond drill holes totalling 1,229 meters were drilled in the Victoria vein exploring east of the intersection with the Limoncito fault.

Ten diamond drill holes totalling 2,143 m were drilled in the Alex Vein, 200 meters north of and sub parallel to the Victoria vein system. The drilling was successful in delineation of mineralization at depth and towards the east.

Thirteen diamond drill holes totalling 3,887 meters were drilled in the San Jose vein which confirmed mineralization close to infrastructure, allowing integration into short and medium term production. The vein remains open at depth and along strike in both directions.

Sampling, Analysis and Data Verification

Diamond drill core of BTW, BQ and NQ diameter is cut in half by saw. One half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals are used.

Underground channel samples are also used in Mineral Resource estimation. Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and "quartered" such that a 2 kilogram sample is bagged and labelled with sample number and location details.

All drill core samples are sent to the SGS laboratory in Durango. Channel samples are sent to the local mine laboratory or to SGS laboratory in Durango. Samples assayed by SGS, are subject to a QA/QC process consisting of the regular insertion of standard reference materials and blank materials. SGS is an ISO certified independent laboratory.

In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 μm. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t gold fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

Mineral Processing and Metallurgical Testing

San Dimas is a mature operation with consistent records of production data. This production data is the basis for the metallurgical recovery assumptions. Operating results from 2018 and previous years have recorded stable and consistent silver and gold recoveries in the range of 93-96% and 95%-98% respectively. Hence, recoveries for the budget plan of 93.7% Ag and 95.4% Au are considered reasonable.

As a consequence of this sound basis of operating data, no metallurgical testwork has been carried out other than the standard in-house tests that support current processing operations. First Majestic QPs consider that the style of mineralization, low sulphidation epithermal, is expected to continue as exploration, development and production progresses within the Favourable Zone of the Central Block and the Sinaloa Graben and therefore the metallurgical recovery is expected to perform as current performance.

A comprehensive process optimization study initiated in Q3-2018. The objective is to outline a thorough and careful plan that would include a complete modernization of the processing plant at San Dimas. State-of-the-art technologies in the fields of automation as well as modern efficient processing methods are being evaluated. The expected outcome is a significant improvement in process efficiency reflected in a substantial reduction in processing costs with emphasis in energy consumption reduction, and significant increase in silver and gold recoveries.

Among the processing methods to be implemented are autogenous and high intensity grinding (AG/HIG), real-time measurement of gold and silver in the leaching circuit and adequate filtering technologies for ultra-fine material.

Mineral Resources and Mineral Reserves

The San Dimas mine is an established operation with a long history.

At the San Dimas mine, the Mineral Resources and associated Mineral Reserves were constrained in 66 individual geological models and block models. Tri-dimensional geological models were created using GEMS and Leapfrog Geo software for 22 of the main veins honouring the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Mineral Resources were estimated using GEMS and Leapfrog Edge software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Resources. Grade estimation was performed on 3-metre long by 3-metre high by 0.5 -metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres. A constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins.

The results of the Mineral Resource estimation work are shown in the table below.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

TABLE 5
San Dimas Silver/Gold Mine Mineral Resource Estimates with an Effective Date of December 31, 2018 update prepared under the supervision of Joaquin Merino, PGeo, QP Geology for First Majestic

Measured and Indicated Mineral Resources

Category / Area	Mineral Type	Tonnage	Grades			Metal Content		
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Central Block	Sulphides	803	488	6.26	961	12,590	161.5	24,800
Measured Sinaloa Graben	Sulphides	460	582	10.56	1,380	8,600	156.0	20,390
Measured Tayoltita	Sulphides	60	313	3.34	566	600	6.4	1,090
Measured Other Areas	Sulphides	90	396	3.06	627	1,140	8.8	1,790
Total Measured	**Sulphides**	**1,412**	**505**	**7.33**	**1,060**	**22,930**	**332.7**	**48,070**
Indicated Central Block	Sulphides	2,154	440	5.27	839	30,510	365.3	58,130
Indicated Sinaloa Graben	Sulphides	408	329	4.27	651	4,310	56.0	8,550
Indicated Tayoltita	Sulphides	181	384	4.41	717	2,230	25.6	4,160
Indicated Other Areas	Sulphides	449	471	4.07	778	6,800	58.8	11,170
Total Indicated	**Sulphides**	**3,193**	**427**	**4.93**	**800**	**43,850**	**505.7**	**82,010**
M+I Central Block	Sulphides	2,957	453	5.54	872	43,100	526.8	82,930
M+I Sinaloa Graben	Sulphides	868	463	7.60	1,037	12,910	212.0	28,940
M+I Tayoltita	Sulphides	241	366	4.14	679	2,830	32.0	5,250
M+I Other Areas	Sulphides	539	458	3.90	753	7,940	67.6	12,960
Total M+I	**Sulphides**	**4,604**	**451**	**5.66**	**879**	**66,780**	**838.4**	**130,080**

Inferred Mineral Resources

Category	Mineral Type	Tonnage	Grades			Metal Content		
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Central Block	Sulphides	1,751	329	3.95	628	18,540	222.6	35,370
Inferred Sinaloa Graben	Sulphides	274	427	5.09	812	3,760	44.8	7,140
Inferred Tayoltita	Sulphides	2,019	310	3.07	543	20,160	199.6	35,250
Inferred Other Areas	Sulphides	1,664	377	3.63	652	20,180	194.4	34,620
Total Inferred	**Sulphides**	**5,708**	**341**	**3.60**	**614**	**62,640**	**661.4**	**112,380**

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Joaquin Merino, PGeo, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices considered for Mineral Resources estimates were $17.50/oz Ag and $1,300/oz Au.
(5) Metallurgical recovery used was 93.7% for silver and 95.4% for gold.
(6) Metal payable used was 99.95% for silver and gold.
(7) Cut-off grade considered to constraint resources assuming an undergorund operation was 210 g/t Ag-Eq, and was based on actual and budgeted operating and sustaining costs.
(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(9) Totals may not add up due to rounding.
(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(11) Inferred Mineral Resource is a mix of block modeled and polygonal estimates.

Measured and Indicated Mineral Resources for the San Dimas mine at December 31, 2018 increased 27,000 ounces of gold and 5.8 million ounces of silver from year-end 2017. Inferred Mineral Resources at December 31, 2018 decreased 121,000 ounces of gold and 8.2 million ounces of silver from year-end 2017, the majority of this decrease in Inferred Mineral Resources was a result of infill drilling that was converted into Indicated Mineral Resources.

To convert Mineral Resources to Mineral Reserves, a minimum mining width was considered according to the mining method; mining dilution was added considering mining methodology on an individual vein basis and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut and fill mining method continue to be practised at the San Dimas mine, with respective minimum mining widths of 3 metres and 1 metre. The use of long-hole mining method at the San Dimas Mine was also considered assuming a minimum mining width of 1.5 metres.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated to range between 30% and 60% according to the dip of the veins, as well as geotechnical and operational considerations. For the veins upon which the year-end 2018 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 35%, 24% and 41%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

A two-pass cut-off grade at the San Dimas mine was applied. Firstly, an all-in sustaining cost cut-off grade, considering direct operating costs and sustaining capital costs, was applied to highlight areas for inclusion in the Mineral Reserve. This first cut-off was defined as the “general cut-off grade” and is used to identify new extraction areas. A second pass cut-off grade was used to identify additional incremental material located laterally from previously identified extraction levels, this second cut-off is defined as the “incremental cut-off grade” and is calculated using processing sustaining cost and fixed mining and processing costs. The general cut-off grade applied after dilution considerations was 290 g/t silver equivalent (AgEq) for production from longhole and 300 g/t AgEq for production from cut-and-fill. The incremental cut-off grade next applied was 220 g/t AgEq for production from long-hole and 230 g/t AgEq for production from cut-and-fill.

The results of the Mineral Reserve estimation work are shown in the table below.

TABLE 6
San Dimas Silver/Gold Mine Mineral Reserves Estimates with an Effective Date of December 31, 2018 update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.
(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,250/oz Au.
(5) Metallurgical recovery used was 93.7% for silver and 95.4% for gold.
(6) Metal payable used was 99.95% for silver and gold.
(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs, and an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the varible cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.
GC for Longhole: 290 g/t Ag-Eq, IC for Longhole: 220 g/t Ag-Eq, GC for Cut&Fill: 300 g/t Ag-Eq, IC for Cut&Fill: 230 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.
(8) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 30% and 50%. Mining recovery is estimated at 95%.
(9) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(10) Totals may not add up due to rounding.

Proven and Probable Mineral Reserves for the San Dimas mine as of December 31, 2018 increased 14.3 million ounces of silver and 126,800 ounces of gold from year-end 2017.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining and Milling Operations

The San Dimas mining operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Tayoltita area. Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35 degrees to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Typical mining of the vein systems is by mechanized cut-and-fill using drill jumbos or jacklegs, and long-hole using pneumatic drills. All mucking is by load-haul-dump machines (LHD), with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is LHD equipment loading into over-the-road trucks for haulage to the portal and then plant stockpiles. In the Tayoltita mine, the LHD equipment load rail wagons for haulage to the Tayoltita mill crushing plant. Development waste is generally moved to stopes as unconsolidated rock-fill.

The San Dimas mining complex includes one milling facility at Tayoltita with a 2,500 tpd capacity to process the production from the active mining areas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 10-year life at the current processing rate.

Operations and Production

In 2018 First Majestic continued to implement major safety initiatives which required that all workers in the underground mine would only work under supported ground, and the systematic installation of ground support is now a requirement in all active workplaces.

From May 10, to December 31, 2018, the San Dimas mine produced 3,621,868 ounces of silver and 54,098 ounces of gold for a total production of 8,051,605 silver equivalent ounces. The mill processed a total of 435,289 tonnes with average silver grade of 274 g/t and average gold grade of 4.0 g/t. For the same period, silver recovery was 95% and gold recovery was 97%.

With the acquisition of Primero, First Majestic renegotiated the San Dimas streaming agreement with WPM, which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. The New Stream Agreement enables the operation to generate more significant cash flows and First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic. During the year ended December 31, 2018, the Company has delivered 21,960 ounces of gold to WPM at $600 per ounce under the New Stream.

Environmental Matters

From May 10, to December 31, 2018, First Majestic spent $0.96 million on capital projects related to environmental protection. This included continued improvements to the tailing pipeline suspension bridge, water management projects at the tailings filter plant, and some surface water management structures. A specialized consultant firm was retained to design and supervise the modifications and improvements to the tailings pipelines suspension bridge which works started in 2018 and will be completed in Q3-2019.

The San Dimas mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). A decommissioning accrual is in place for the reclamation and closure costs for the San Dimas mine.

In addition, the Company is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2021.

Capital and Operating Costs

Capital Costs

First Majestic estimates sustaining capital costs for the remaining life-of-mine (LOM) of $270.9 million, including waste development, underground equipment and infrastructure, sustaining exploration drilling, plant and infrastructure sustaining capital.

TABLE 7
Sustaining Capital Cost Estimates for San Dimas Silver/Gold Mine

Underground Waste Development	$177.7
Underground Equipment and Infrastructure	$42.5
Sustaining Exploration and Drilling	$28.0
Mill Sustaining Capital	$22.7
TOTAL SUSTAINING CAPITAL COSTS:	$270.9

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for San Dimas have been estimated for the underground mining, processing costs, operations indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $115.60 per tonne of ore processed based on current and projected costs.

TABLE 8
Operating Costs estimates

Mining Method	Long-Hole	Cut-and-
		Fill
Process Method	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$54.00	$59.60
Processing Cost/tonne (2)	$23.90	$23.90
Indirect Cost/tonne (3)	$34.40	$34.40
Total Operating Cost	$112.30	$117.90

(1)

Long hole stoping projections represent 41% of the mine throughput, cut & fill stoping with jumbo represent 35% of the mine throughput and cut & fill stoping with jacklegs represent 24% of the mine throughput.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

Santa Elena Silver/Gold Mine, Sonora State, México

The following information on the Santa Elena Silver/Gold Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Update to Santa Elena Pre-Feasibility Study, Sonora, México” dates October 1, 2015, (the “2015 Santa Elena Technical Report”). Reference should be made to the full text of the 2015 Santa Elena Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after October 1, 2015 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr. Greg Kulla, P.Geo. The scientific and technical information after October 1, 2015 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The Santa Elena mine is in Sonora State, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The property is centered on latitude 30°01.3'N and longitude 110°09.5'W.

The Santa Elena mine is an underground (and formerly open pit) gold and silver mine which the Company acquired in the fourth quarter of 2015. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Nusantara de Mexico, S.A. de C.V. (“Nusantara”).

Santa Elena consists of 16 contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,184 hectares, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017. There are no underlying royalties related to these concessions.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation.

The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. Lease obligations have been met to date. Surface rights are sufficient to support operations including the processing plant installations, tailings storage, and other mine operations requirements.

In 2014 the Company entered into two option agreements with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering 38,786 hectares, named the Ermitaño group of two concessions and the Cumobabi group of six concessions. The Ermitaño and Cumobabi option agreements have now been exercised and First Majestic now owns 100% of both projects. In connection with the exercise, First Majestic has made a US$1.5 million cash payment to Evrim and has granted to Evrim, per the original 2014 option agreements, a 2% net smelter royalty (“NSR”) in the case of the Ermitaño project and a 1.5% NSR in the case of the Cumobabi project.

The Ermitaño project is located partly on private land and partially within Ejido property. The Company has lease agreements in place covering 680 hectares of private land, and entered an agreement with the Ejido in 2018 covering 600 hectares.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.5 million has been paid, $0.3 million is due in December 2019 and $0.7 million in December 2020, respectively.

Accessibility, Local Resources, Infrastructure and Physiography

Access to the Santa Elena area is by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

The Santa Elena mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, an open pit mine (depleted in April 2015), a 3,000 tpd counter-current decantation and Merrill-Crowe processing facility (CCD/MC), a waste dump with the estimated permitted capacity of 35 million tonnes, a 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, a Merrill-Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, power magazines, diesel generators, and all required piping, power and security. The material on the existing heap leach facility is being reprocessed, and there is space on the facility for re-handling of the tailings prior to transport to the waste dump as dry stack tailings. Once pad ore is depleted, space will be available for future uses, one of them being the storage of dry-stack tailings. In January of 2012, the expansion of Santa Elena from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility, and underground development to approximately the 520 metre elevation. Santa Elena is located in the foothills of a north-south trending mountain range. Foothills area provides ample space for all required facilities and potential for future expansion.

As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Water for Santa Elena is available from two wells which were installed and tested in 2009 and 2011. The mine site has adequate water supply for operations. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena operation. Additional power for production is provided by onsite diesel generators. Provision of grid power would require permitting and a significant capital expenditure.

History

Consolidated Fields operated the Santa Elena mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made these underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remained onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property, but no records are available for this drilling. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at Santa Elena.

After 2003, Tungsteno periodically surface mined high silica/low-fluorine material from Santa Elena. During 2003, Tungsteno conducted an exploration program at Santa Elena consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, México. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena mine in December of 2005. The Santa Elena pit started commercial production of gold and silver in July 2011, and the open pit Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting

The Santa Elena mine is in the northwest trending Sierra Madre Occidental. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite): Late Miocene Pliocene and Quaternary.

The primary rock types observed at Santa Elena are the tertiary andesite and rhyolite flows. These units strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres and averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Breccias are found locally at areas of fault intersections.

Mineralization

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present. Samples show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east.

The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about 5%. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill-holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite have formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite.

The Santa Elena deposit is typical of other high level low sulphidation systems in the Sierra Madre Occidental of Mexico.

Exploration and Drilling

Exploration at Santa Elena is primarily by drilling. Since the acquisition of Santa Elena, First Majestic has drilled 70,632 metres in 432 holes. In 2018 the Company drilled 36,661 m in 132 diamond drill holes. Most drilling was carried out by contractors. Drilling in 2018 focused on the Santa Elena Main, America, Tortuga and Ermitaño west veins.

In-fill drilling of 3,328 m in 19 holes in 2018 at the America vein intersected a banned quartz vein intercalated with adularia and silver sulphides and delineated a zone 200 m long x 100m high.

In 2018, sixteen holes totaling 5,355 m were drilled below and east of the deepest workings in the Santa Elena Main vein and confirmed extension of the Santa Elena Main vein 300 m the east.

Forty holes totalling 17,447 m have been drilled at Ermitaño West since 2016 delineating the Ermitaño Splay, an east-west striking structure approximately 500 metres long, 400 metres down dip, with mineralized true thicknesses ranging from 0.9 to 30.0 metres, averaging 11.0 metres. Grades range from 20 g/t Ag to 200 g/t Ag and 1.0 g/t Au to 11.4 g/t Au. Mineralization remains open up-dip and down-dip to the west. The Ermitaño Splay separates from the Ermitaño structure which is delineated by drilling over an approximate 1,000 metre southwest strike length and 400 metre dip length. Mineralized true thicknesses range from 0.8 to 11.0 metres, averaging 4.0 metres. Ermitaño hosts silver and gold mineralization in green and white massive, banded, and bladed and stockwork quartz, calcite, and adularia veins. The veins are commonly brecciated and are associated with argillic alteration. Sulphide and iron oxide after sulphide and pyrolusite occur locally. The bulk of Inferred mineralization disclosed in 2018 is hosted in the Ermitaño Splay.

Sampling Analysis and Data Verification

Sampling at Santa Elena since 2016 is mostly from HQ-diameter (63.5 mm) and NQ-diameter (47.6 mm) core. The core is cut in half by saw then one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sampling since 2016 has generally been 1.0 to 1.5 m intervals but ranges from 0.2 m to rarely over 4.0 m.

Underground channel samples are also used in mineral resource estimation at Santa Elena. Face channel samples are taken in new developments and back samples are taken every 10 m. Channel samples are generally less than 1.5 m long and are taken respecting vein/wall contacts and any textural or mineralogical variations. Samples are collected with a chisel and hammer. To recover the sample, the crew uses a plastic canvas that is cleaned after every sample is collected.

Bulk density measurements were taken on core samples using the water immersion method. A total of 441 bulk density determinations are in the resource database, covering the Alejandras, Santa Elena, Tortugas, and Ermitaño areas.

Core and channel samples collected from underground drilling at Santa Elena since 2016 are sent to First Majestic´s Central Laboratory in Durango. Core samples collected from surface such as at Ermitaño West are sent to either SGS or to Bureau Veritas (BV) in Durango. SGS and BV are ISO certified independent laboratories. First Majestic’s Central Laboratory is also ISO certified.

Samples submitted to First Majestic’s Central Laboratory since 2016 are dried, crushed and pulverized to 85% passing a 106 μm. Samples submitted to SGS Laboratory since 2016 are dried, crushed and pulverized to 85% passing a 75 μm. Samples submitted to BV are dried, crushed and pulverized to 85% passing a 75 μm. Pulverized samples from BV are shipped to Vancouver.

Samples submitted to First Majestic’s Central laboratory since 2016 are analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption methods. Lead, zinc and manganese were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method.

Samples submitted to SGS since 2016 were, analyzed for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, manganese and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES.

Samples submitted to BV were analyzed for silver by atomic absorption after 4-acid digestion methods and gold by fire assay with atomic absorption finish. Above 10 g/t gold fire assay the gold is analyzed with gravimetric finished.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Primary pulp samples are resubmitted to a secondary laboratory for analysis. Since 2016, all Central Laboratory check samples have been submitted to SGS for analyzed for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES. All SGS check samples have been submitted to BV for silver analyzed by atomic absorption after 4-acid digestion methods and gold by fire assay with atomic absorption finish. Above 10 g/t gold fire assay the gold is analyzed with gravimetric finish.

Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples. Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena mine over the last thirty years. During the design and construction phase, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora. As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill-Crowe recovery system for doré bar production.

A series of crushing and grinding test work studies conducted at SGS Lakefield (Ontario, Canada) were completed in 2018. The objective is to identify optimum process options to significantly reduce the processing operating costs at Santa Elena. Emphasis was given to the viability of transforming the current fine-crushing/ball-mill circuit into an autogenous/semiautogenous (AG/SAG) operation. The implementation of this technology and guidance for the detailed engineering is dependant on the interpretation and modelling of the pilot scale results currently in progress.

Mineral Resources and Mineral Reserves

At the Santa Elena Mine, the Mineral Resources were estimated from 6 individual geological models and block models. Tri-dimensional geological models were created using Leapfrog Geo software for all veins honouring the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Mineral Resources were estimated using Leapfrog Edge software with ordinary kriging interpolation. Grade estimation was performed on 2-metre long by 2-metre high blocks with variable width ranging from 0.1 to 2.0 metres. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four samples and a maximum of 3 samples per drillhole in a range from 25 to 50 metres, whereas Inferred Mineral Resources were estimated with a within a range of 50 to 100 metres. Bulk density was estimated based on field measurements and averages 2.6 t/m3 and was used for the estimation of the tonnage for all veins.

The results of the Mineral Resource estimation work are shown in the table below.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

TABLE 9
Santa Elena Silver-Gold Mine Mineral Resources Estimates with an Effective Date of December 31, 2018 update prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices considered for Mineral Resources estimates were $17.50/oz Ag and $1,300/oz Au.
(5) Metallurgical recovery used was 88.3% for silver and 95.2% for gold.
(6) Metal payable used was 99.85% for silver and 99.80% for gold.
(7) Cut-off grade considered for UG ore was 110 g/t Ag-Eq for extraction by long-hole and cut and fill in the main vein, and 120 g/t Ag-Eq for extraction by cut and fill in narrow veins. Cut-off grade considered for Leach Pad ore was 75 g/t Ag-Eq. These cut-off grades are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.
(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(9) Totals may not add up due to rounding.

(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Only Measured and Indicated Mineral Resources were used to define Probable and Proven Mineral Reserves for the December 31, 2018 update.

For the estimation of Mineral Reserves, it was assumed that the current mechanized long-hole stoping and drill-jumbo and jackleg cut-and-fill continue to be practised at the Santa Elena Mine, with minimum mining widths of 3 metres for cut and fill with jumbo and and 0.6 metres for cut and fill with jacklegs. The use of long-hole mining method assumed a minimum mining width of 1.5 metres in the narrow veins and 4 metres in the main vein. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. A 3% floor dilution has been assumed for all areas. Overall average dilution, planned and unplanned, is estimated to range between 20% and 40% according to the dip of the veins, as well as geotechnical and operational considerations. Average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%.

A two-step constraining approach has been implemented to estimate reserves for each mining method in use. As first step, a General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all other related mining and processing sustaining costs. As a second step, an Incremental CutOff Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The table below shows the different cut-off grades used for each type of mining method and for the two types of vein types.

TABLE 10
Cut-off Grades used in Santa Elena to define Mineral Reserves

			ROM Head-Grade
Mining Method	Domain Type	Units	General	Incremental
Longhole	Wide veins	g/t Ag-Eq	160	125
Longhole	Narrow Veins	g/t Ag-Eq	165	120
Cut & Fill	Wide veins	g/t Ag-Eq	155	115
Cut & Fill	Narrow Veins	g/t Ag-Eq	175	125

The update to the Mineral Reserves (underground and leach pad) for the Santa Elena mine as of December 31, 2018 is shown in the table below.

TABLE 11
Santa Elena Silver/Gold Mine Mineral Reserves Estimates with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1)

Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).

(2)

The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.

(3)

Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4)	Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,250/oz Au.
(5)	Metallurgical recovery used was 88.3% for silver and 95.2% for gold.
(6)	Metal payable used was 99.85% for silver and 99.8% for gold.
(7)	Cut-off grade considered for Underground mining range between 115 and 175 g/t Ag-Eq as detailed above and is based on actual and budgeted operating and sustaining costs.
(8)	Cut-off grade considered for Leach Pad ore was 85 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(9)

Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 30% and 50%. Mining recovery is estimated at 97%.

(10)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(11)	Totals may not add up due to rounding.

With the update to Mineral Reserves, the Santa Elena LOM is scheduled to continue for four years at a nominal milling rate of 2,750 tpd with reduced throughput in the last two years upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, mechanized long-hole stoping for the main vein in places where the dip is higher than 60 degrees and mechanized cutand-fill for the main vein with shallower dips. For narrow veins, cut-and-fill with jacklegs is the primary mining method, with semi-long-hole also applied in areas with highly dipping veins. Approximately 60% of stoping is expected to be by long-hole method and 40% by cut and fill methods.

In 2018, First Majestic continued ore development, production drilling, blasting and loading operating with its own equipment, and is using a contractor for the waste rock and ore haulage to surface.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant.

As of December 31, 2018, the main ramp had been developed to approximately the 360 metre elevation with development drifts every 25 metres from the level 475 to the 375 metre level (elevations above sea level).

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tpd. The schedule is based on optimizing higher grade long hole stopes first, with cut-and-fill mining in the main vein left for later in the mine life. The life-of-mine plan assumed an approximate 60% underground ore to 40% pad ore blend.

Processing Operations

The process plant has been designed to treat 3,000 tpd of ore, a mixture of freshly mined material and partially leached heap leach material, but First Majestic has found that after increasing the retaining time in the ball mill in order to achieve a finer particle size, the metallurgical recovery of silver has increased significantly, which has resulted in a reduction of the nominal plant feed to 2,750 tpd. The plant has been designed to treat any proportion of these two types of feed.

As of December 31, 2018, 1.35 million tonnes of leach pad material remain and has been fully or partially leached with overall recovery rates of 60% gold and 30% silver. The leach pad material ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground ore.

For 2018, a total of 0.90 million tonnes of ore were processed compared to 0.93 million tonnes in the previous year. The strategic decrease in throughput was aimed to increase grinding time and particle liberation. The plant processed 0.53 million tonnes of underground ore with average grades of 123 grams per tonne silver and 2.4 grams per tonne gold, and 0.37 million tonnes of pad ore with average grades of 35 grams per tonne silver and 0.6 grams per tonne gold, for an overall blend of underground ore and pad ore of 59%/41%. In 2018, Santa Elena produced 2.22 million ounces of silver and 46,856 ounces of gold for a total production of 6.01 million equivalent silver ounces, a marginal increase compared to 5.93 equivalent silver ounces produced in 2017. During 2018 silver recovery was 88% and gold recovery was 95%.

A project to implement high intensity grinding (HIG) technology at Santa Elena commenced in Q2 2018. Implementation of this technology is expected to increase the metallurgical recoveries of both silver and gold. Most of the required detailed engineering as well as procurement of critical long lead components was completed in 2018. Commissioning of the new circuit will take place in Q3 2019.

Environmental Matters

First Majestic spent approximately $0.06 milllion on capital projects related to environmental protection. This included tailing design improvements and surface covering near power generators.

In 2016 engineering consultants GPI Ingeneria completed a geotechnical study & design for a Tailing Storage Facility (TSF). In 2017 the environmental authorities approved the construction and operation of a filtered, dry stack tailing storage facility placed over existing waste rock. In late 2018, a new extensive Geotechnical Study was also developed by Geoingenieria Leon SC. The storage area includes a system for stability monitoring and Groundwater pressure (Vibrating Wire & Casa Grande Piezometers) meters.

An environmental audit and action plan was conducted in 2018 to obtain the Clean Industry Accreditation (Industria Limpia) awarded by Mexican environmenmtal authorities for the site’s Environmental Management System.

The Santa Elena mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the Santa Elena operation.

Capital and Operating Costs

First Majestic estimates sustaining capital costs for the remaining life-of-mine (LOM) of $31.0 million, including waste development, underground equipment and infrastructure, sustaining exploration drilling, plant and infrastructure sustaining capital.

TABLE 12
Santa Elena Mine Sustaining Capital Cost Estimates

Underground Waste Development	$16.3
Underground Equipment and Infrastructure	$4.5
Sustaining Exploration and Drilling	$4.5
Mill Sustaining Capital	$5.7
TOTAL SUSTAINING CAPITAL COSTS:	$31.0
Note: All numbers in millions of US dollars.

In 2019, First Majestic plans to invest a total of $22.3 million on capital expenditures for expansionary projects in Santa Elena, including the installation of high-intensity grinding (HIG) mills in 2019 and advance test-work towards the implementation of autogenous (AG/SAG) grinding in 2020; exploration and project development work, including drilling at Ermitaño West and related studies to advance the project towards a production decision.

TABLE 13
Santa Elena Mine Expansionary Capital Cost Estimates 2019

Underground Waste Development	$3.3
Underground Equipment and Infrastructure	$0.6
Expansionary Exploration and Drilling	$8.2
Mill Expansionary Capital	$10.2
TOTAL EXPANSIONARY CAPITAL COSTS:	$22.3
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for Santa Elena have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $66.4 per tonne of ore processed based on current and projected costs.

TABLE 14
Operating Costs Estimates

Mining Method	Long-Hole	Cut-and-Fill	Long-Hole	Cut-and-Fill
	Main Vein	Main Vein	Narrow Veins	Narrow Veins
Process Method	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$28.84	$26.61	$31.64	$35.27
Processing Cost/tonne (2)	$27.14	$27.14	$27.14	$27.14
Indirect Cost/tonne (3)	$10.25	$10.25	$10.25	$10.25
Total Operating Cost	$66.23	$64.01	$69.03	$72.66

(1)

Long hole stoping in Main Vein represent 50% of the mine throughput, cut & fill stoping in main vein represent 33% of the mine throughput and stoping in narrow veins represent 17% of the mine throughput.

(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

La Encantada Silver Mine, Coahuila State, México

Except as indicated below, the following information on the La Encantada Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, México” dated December 31, 2015 (the “2015 La Encantada Technical Report”). Reference should be made to the full text of the 2015 La Encantada Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after December 31, 2015 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr Greg Kulla, P.Geo. The scientific and technical information after December 31, 2015 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The La Encantada Silver Mine is in Coahuila State, México, approximately 360 km northwest of the state capital city of Saltillo, approximately 110 kms northeast of city of Santa Rosa de Múzquiz, and approximately 100 kms north of the town of Ocampo. The property is centered on latitude 28°21.5'N and longitude 102°33.5'W.

The La Encantada mine is an underground producing silver mine and processing facility which the Company acquired in 2006. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Minera La Encantada, S.A. de C.V. (“Minera La Encantada”).

La Encantada consists of 22 mining exploitation concessions covering 4,076 hectares. The rights on all of the concessions making up the La Encantada operation expire between 2030 and 2065, but they can be extended for an additional 50-year period. The Company owns 1,343 hectares of surface rights within these concessions. Surface rights are sufficient to support operations including the processing plant installations, tailings storage, and other mine operations requirements. The balance of surface rights covering the concessions is owned by the Tenochtitlan Ejido. The Company owns additional surface rights covering 19,469 hectares in a nearby area with potential to host water sources for future operation. In 2011 the Tenochtitlan Ejido filed lawsuit 260/2011 against Minera La Encantada in agrarian court claiming title to a part of the land owned by the Company. The initial lawsuit 260/2011 was decided in favour of the Company, and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. Resumption of the initial lawsuit 260/2011 regarding the land title is pending a judicial review ruling. The Company has strengthened its relationship with Ejido Tenochtitan through ongoing dialogue, and is working toward reaching an amicable settlement outside of court.

Accessibility, Local Resources, Infrastructure and Physiography

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from Torreón city (about 1:15 hours flying time). The Company operates its own private airstrip at the La Encantada mine. Driving time from the city of Múzquiz is approximately 2.5 hours, and about four to five hours from the city of Ocampo. The mine is accessible and operates year-round.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Metalúrgica Met-Mex Peñoles S.A. de C.V. (“Peñoles”) and Compañía Minera Los Angeles. The camp at La Encantada consists of 180 houses for accommodation of employees, offices, warehouses, a recreational club, restaurants, three guest houses, a school, a church, a hospital, water wells and an airstrip.

There are four ball mills at La Encantada: two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity in 2015, an additional 12’ x 24’ ball mill. During 2015, an additional tertiary crusher, two vibrating screens and a series of conveyor belts were installed along with the additional 12’ x 24’ ball mill. The plant expansion was completed in May 2015 and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity of 2,000 tpd sit in care and maintenance.

Power supply to La Encantada, the processing facilities and camp site is primarily from natural gas generators contracted with a third party complimented by diesel generators owned and operated by the Company. A drinkable water supply is also provided by the Company. While the Company has installed a satellite communication system with internet telephone, hand held radios are still carried by supervisors, managers and vehicle operators for communication. Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963, the La Prieta deposit was discovered. In 1967, Peñoles and Tormex established a joint venture partnership (called “Minera La Encantada”) to acquire and develop the La Encantada project. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a private Mexican company, Desmín, S.A. de C.V (“Desmin”). Desmin operated the mine and processing plant at a 25 percent capacity until November 1, 2006, when First Majestic purchased all of the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles included royalty payments to Peñoles of up to 11 percent on the net smelter return. First Majestic purchased the royalty from Peñoles in 2007. First Majestic is now the sole owner of La Encantada mine and all its assets, including mineral rights, surface rights, water rights, processing plant and ancillary facilities.

From November 2006 to June 2010, First Majestic operated a 1,000 tpd flotation plant which was upgraded after the purchase to achieve designed throughput. All production during this period from the flotation plant was in the form of a lead-silver concentrate.

In July 2008, First Majestic commenced construction of a cyanidation plant with a capacity of 3,750 tpd. Production commenced in November 2009 and commercial production was achieved on April 1, 2010. During 2011, several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. The flotation circuit was placed under care and maintenance in June 2010, except for the crushing and grinding areas, which remain in operation. Since that time, the La Encantada operation has been producing doré bars only.

During the period of 2010 to 2013, First Majestic reprocessed old tailings from the flotation circuit with approximately 1,000 tpd of ore feed from the underground mine for a combined throughput of 4,000 tpd. Starting in 2014, silver market conditions precluded the reprocessing of tailings, and only production from underground workings was fed to the mill and the cyanidation plant.

In August 2014, First Majestic began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd which was completed by October 2015.

In 2017, First Majestic started the construction of a roasting facility with the objective of reprocessing tailings. In 2018 the main components of the roasting system were installed, and commissioning tests were started in the last quarter and continue into 2019.

Geological Setting

The La Encantada mining district is in the Sierra Madre Oriental fold and thrust belt. It occurs on the eastern flank of a regional anticline that consists of a complex northwest-southeast folded and faulted sequence of Early Cretaceous to Late Cretaceous sedimentary rock formations. The sedimentary sequence in the region was affected by intrusive rocks of dioritic, granodioritic and rhyolitic compositions, which branched out into the calcareous formations as dikes, sills and stocks. Skarn, marble and hornfels metamorphic rocks were developed by the intrusion of the stocks, dikes and sills.

The La Encantada mining district contains replacement and vein deposits with concentrations of silver, lead, iron and zinc in oxide and sulphide deposits hosted by the calcareous sedimentary rocks of Cretaceous age. The styles of mineralization that have been recognized at La Encantada are veins, stockwork, mantos (stratabound replacements), dissemination in breccia pipes (chimneys) and intrusions, and dissemination of sulphides in skarn.

The main sedimentary formations and intrusive rocks recognized at La Encantada are the Cupido, La Peña and Aurora formations, strongly altered dikes of apparent basalt-andesite composition, and coarse-grained dikes and stocks of diorite, granodiorite and rhyolite composition. The Aurora Formation favoured the deposition of mineralization in the form of veins, stockworks, breccias and replacements. The localization of veins, stockworks and breccias appears to be controlled by the intersection of northeast trending and northwest trending subsidiary faults. In terms of volume, the most important mineral deposits that occur at La Encantada are mineralized tectonic breccias and breccia pipes. Skarn, hornfels and marble are developed at depth at the contact with the main stocks (Skarn dome and Milagros areas) and often contain sulphides mineralization.

Mineralization

Silver, lead and zinc oxide and sulphide mineralization at La Encantada occurs in vein, manto, breccia skarn replacement and stockwork deposits. In general, shallower veins, mantos and breccias are oxidized whereas deeper mantos, skarn dissemination and stockworks contain primary sulphides. Most mining at La Encantada has been done in the oxidized mineral deposits and only some drilling and limited underground access has been done in the deposits with primary sulphides. Drilling indicates potential for deep seated disseminated or massive sulphide replacements.

Oxidized mineral deposits consist of unconsolidated massive concentrations of oxides that contain hematite, goethite, manganese oxides (pyrolusite-psilomelane), zinc oxides (zincite), sulfates (jarosite and anglesite) and carbonates (calcite, siderite, manganiferous calcite, cerusite). Silver represents the main economic metal within the oxidized deposits at La Encantada. Silver mineralization occurs in the form of acanthite and native silver. Mineral deposition at La Encantada is recognized in a vertical extent of at least 500 metres; 1,535 metres to 2,035 metres above sea-level. Primary sulphides generally occur 400 m below surface at the skarn dome area (La Prieta) and Milagros area. Sulphide mineralization consists primarily of sphalerite, galena, pyrite and acanthite.

The La Encantada deposit is a typical example of a high temperature carbonate replacement deposit.

Exploration and Drilling

As of December 31, 2018, 135,195 metres had been drilled by First Majestic from underground and surface. In 2018 the Company drilled 19,461 m in 104 diamond drill holes. Most of the drilling during 2018 was carried out by contactors.

Drilling in 2018 at La Encantada in the Conejo vein delineated a 400 m long 150 m high mineralized zone.

In 2016, First Majestic carried out an airborne magnetics on 8,000 hectares to assist in the identification of additional exploration targets. Surface mapping allowing the Company to identify a two-kilometre-long vein target, “El Pajarito”, which strikes NE, similarly to many of the known mineralized veins and is associated with significantly strong magnetic anomalies.

Sampling Analysis and Data Verification

Sampling at La Encantada since 2016 is mostly from NQ-diameter (47.6 mm) core. The core is cut in half by saw and one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sample intervals since 2016 average 0.6 m and range from 0.15 m to rarely over 4.0 m.

Underground channel samples are also used in mineral resource estimation at La Encantada. Sampling crews collect samples at regular intervals of 3 metres at intervals that vary from tens of centimetres to usually one metre in length. A sampling line or channel consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs between two and four kilograms.

Since 2016, specific gravity measurements were taken on whole or half core samples using the water immersion method. A total of 997 bulk density determinations are in the resource database, covering Ojuelas, Conejo, Vein System, La Fe and La Prieta areas.

Since 2016, all core samples for mineral resource estimation were submitted to First Majestic's Central Laboratory in La Parrilla. In 2017, some samples were also sent to SGS laboratory in Durango. Since 2016, channel, muck and core samples for production or grade control purposes were assayed at La Encantada’s laboratory. SGS is ISO certified and independent from First Majestic. The Central Laboratory is also ISO certified.

All samples submitted to First Majestic’s Central Laboratory and SGS were dried, crushed to 80% passing 2mm and pulverized to 80% passing a 106 μm. Samples submitted to First Majestic’s Central laboratory were analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption methods. Lead, zinc and manganese were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method. All samples submitted to SGS were, analyzed for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, manganese and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES. All samples submitted to La Encantada Laboratory were analyzed for silver by Fire Assay Gravimetric method. Lead, zinc and manganese were analysed by two-acid digestion Atomic Absorption method.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Primary pulp samples are resubmitted to a secondary laboratory for analysis. Since 2018, all Central Laboratory check samples have been resubmitted to SGS for analysis for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, manganese and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES.

Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples. Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Mineral Processing and Metallurgical Testing

It is well known that a significant amount of the silver at La Encantada occurs as extremely fine particles embedded in manganese. The effect of fine and ultra-fine grinding on metallurgical recovery at La Encantada was studied throughout 2018. The results showed that applying fine grinding to complex ores at La Encantada can result in a significant increase of silver recovery. Therefore, the implementation of high intensity grinding (HIG) is a 2019 objective.

Mineral Resources and Mineral Reserves

Mineral resources at La Encantada were estimated from three-dimensional block models and by two-dimensional polygonal resource methods. The mineral resource estimates for silver and lead are based on the current exploration drill hole database, channel sampling, underground level mapping, and the surveyed position of the underground mine development. Specific gravity (SG) was estimated based on field measurements, and SG was also assigned based on major host rock type.

The mineral resources were classified in order of increasing geological confidence into Inferred, Indicated, and Measured categories based on geologic modeling and distance from supporting drill holes and underground developments. The Tailings Deposit No. 4, Ojuelas, Conejo, Bonanza, San Javier/Milagros Breccias, and La Prieta Breccia resources were estimated from geologically constrained, three-dimensional block models. The San Francisco Dike and Other Veins System resources were calculated based on two-dimensional polygonal estimation methods.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

The following table sets out the Mineral Resource estimates for the La Encantada, prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic as of December 31, 2018.

TABLE 15
La Encantada Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2018 prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(3) Silver equivalent grade for Ojuelas is estimated as: Ag-Eq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) / (Ag Recovery x Ag Payable x Ag Price /
31.1035) .
(4) Metal prices considered for Mineral Resources estimates were $17.50/oz Ag and $1.00/lb Pb.
(5) Metallurgical recovery for ROM ore was assumed as 61.3% for silver for all deposits, with the exemption of Ojuelas were 65% for silver and 60% for lead were used. Metallurgical recovery of silver for Tailings Deposit No. 4 was assumed at 53%.
(6) Metal payable used was 99.6% for silver, with the exemption of Ojuelas were 95% for silver and 95% for lead were used.
(7) Cut-off grade considered for ROM ore was 130 g/t Ag- for extraction by long-hole, 165 g/t Ag by cut and fill and 110 g/t Ag-Eq for extraction by caving methods. Cut-off grade considered for Tailings was 90 g/t Ag-Eq. These cut-off grades are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.
(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(9) Totals may not add up due to rounding.
(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

To convert Mineral Resources to Mineral Reserves, a minimum mining width for cut-and-fill was considered; mining dilution was added considering geotechnical conditions and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut-and-fill mining method continue to be practised at the La Encantada mine, with respective minimum mining widths of 3 metres and 0.6 metres. The use of long-hole mining method at La Encantada was also considered assuming a minimum mining width of 1.4 metres. Sills and access drifts are excavated at 2.5 metres wide by 3.0 metres high, cross-cuts and access ramps to the stopes are excavated 3.0 metres wide by 3.0 metres high, and main access ramps are excavated 4.0 metres wide by 4.5 metres high.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. The dilution factor is estimated in the range from 20% to 40%, with an average of approximately 30%. The dilution factor in the caving operation is estimated in the range from 40% to 80%, with an average of approximately 50%.

A two-step constraining approach has been implemented to estimate reserves for the cut and fill mining method in use. As first step, a General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all other related mining and processing sustaining costs. As a second step, an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The general cut-off grade applied after dilution considerations was 150 g/t silver equivalent (AgEq) for production from caving, 145 g/t AgEq for production from long-hole and 195 g/t AgEq for production from cut-and-fill. The incremental cut-off grade next applied was 115 g/t AgEq for production from caving, 135 g/t AgEq for production from long-hole and 170 g/t AgEq for production from cut-and-fill.

The update to the Mineral Reserves (underground and tailings) for the La Encantada mine as of December 31, 2018 is shown in the table below. Only Indicated Mineral Resources were used to define Probable Mineral Reserves in the updated mine plan.

TABLE 16
La Encantada Silver Mine Mineral Reserves Estimates with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.
(2)	Metal prices considered were $18.00/oz Ag, and $0.90/lb Pb for Ojuelas.
(3)

Cut-off grade for the Veins System and other minor deposits was 155 g/t Ag and the San Javier and Milagros Breccias was 120 g/t Ag and is based on actual and estimated operating and sustaining costs, and metallurgical recoveries.

(4)	Cut-off considered for Ojuelas was a NSR $53.91/tonne and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC and metallurgical recoveries.
(5)	Cut-off grade considered for Tailings Deposit No. 4 was 85 g/t Ag and is based on estimated operating and sustaining costs, and metallurgical recoveries.
(6)	Metallurgical recovery of silver was assumed 67% for the Veins System, other minor deposits and the San Javier and Milagros Breccias.
(7)	Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.
(8)	Metallurgical recovery used for Tailings Deposit No. 4 followed a constant tail approach, which for 85 g/t Ag results in 53% recovery of Ag.
(9)	Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.
(10)	Metal payable used for Ojuelas was 95% for silver and 95% for lead.
(11)	Silver equivalent grade is estimated as:
Ag-Eq = Ag Grade + [(Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2,204.62)] / (Ag Recovery x Ag Payable x Ag Price).
(12)

Dilution for Veins System and other Minor deposits was estimated at 15%, dilution for San Javier and Milagros Breccias was estimated at 40%, dilution for Ojuleas was estimated at 20% and dilution for Tailing Deposit No. 4 was estimated at 5%.

(13)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(14)	Totals may not add up due to rounding.

Probable Mineral Reserves for the La Encantada mine as of December 31, 2018 decreased 11% or 3.3 million ounces of silver from year-end 2017 due to depletion and the effect of reduced silver price.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

Total mill throughput in 2018 was 916,894 tonnes grading an average of 95 g/t Ag which resulted in 1.60 million ounces of silver being produced, in comparison with 2.18 million ounces of silver produced in 2017. The decrease in production was primarily due to a 25% decrease in average silver grade which also impacted the metallurgical recoveries. In 2018 the Company completed the development of the caving system in the San Javier Breccia while mining mineralized material from historical mined areas, historical stockpiles and recovery of lower grade backfilled material. During 2018, 205,931 tonnes of ore were processed from Reserves/Resources and 710,963 tonnes were processed from material not in Reserves/Resources.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 400 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea-level) to about the 1525 level (1,525 metres above sea-level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve mine safety, the Company built two underground mine refuges with a capacity of 20 people each. The Company also constructed a new underground maintenance shop in 2011 to improve the availability and productivity of the underground fleet.

A portion of the Mineral Reserves are in areas that are already developed, and represent stopes currently in production, or extension and remnants of past stopes. The following underground areas are scheduled to be mined in the current plan:

  Based on the geotechnical characteristics and the geometry of the San Javier and Milagros breccias, First Majestic has started the implementation of a variant of inclined caving for these areas. This configuration allows the extraction of ore by building draw-points at different elevations, starting from the outside of the deposits and working inwards as the lower levels are developed. The caving layout consists of two perimeter drifts and two mine levels. Ramps are driven into the orebodies, an undercut level is developed from sill drifts driven into the ore zones and slashed out above to create the cave. An extraction level is designed below the undercut level to facilitate mucking under a stable zone. The lower production cross- cuts were staggered to cover the cave columns that are not covered by the upper level, therefore increasing mining recovery. Current mine equipment used on site for extraction are 3 m3 loaders (LHD) and 14 m3 over-the-road haul trucks. The minimum long-hole drilling angle at the draw-points is 60 degrees to facilitate the flow of the material down to the extraction points.
  Exploration results for the Conejo vein have been positive resulting in two high grade ore zones being defined. The Level 1750 is currently under development. Conejo is planned to be mined by a combination of mining methods: a longhole mining approach will be used in the thicker areas which comprise the majority of the vein and by Cut-and-fill mining in the narrower areas.
  Parts of San Francisco vein system are being developed for production in the second half of 2019. The San Francisco area consists of mostly narrower veins and will be mined using a Cut-and-fill mining method approach.

Mining operations at La Encantada are partially mechanized. Drilling of access drifts and ramps is carried out using hydraulic jumbos, and most of the headings, sills, long-hole and cut-and-fill stoping is accomplished using pneumatic hand-held jackleg machines.

To prevent drift collapse and increase stability, a new support standard was developed. The standard development support implemented was a primary 2” shotcrete layer, bolt and mesh, and a secondary 2” shotcrete layer. This new standard was cycled with the development, and a quality compliance protocol was enforced.

Conventional diesel haul trucks are used for haulage of the ore to the ROM pad located close to the primary crusher site.

Employee and material movement in and out of the mine is via the mine portal driven into the side of the mountain, the Maria Isabel shaft was put in care-and-maintenance during 2018 due to misalignment of the guides caused by the mining activity in the surrounding area.

Production from material not in Reserves/Resources is expected to continue in 2019 with a downward trend while the caving blocks are completed and more production is obtained from these areas.

Total ore and waste development during 2018 was 6,079 metres. In comparison, total development during 2017 was 3,064 metres.

Processing Operations

As a result of the addition of the cyanidation plant in 2010, the only area operating at the old flotation plant is the crushing and grinding areas for the mined fresh ore. There are four ball mills at La Encantada, two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity, an additional 12’ x 24’ ball mill, an additional tertiary crusher, two vibrating screens and a series of conveyor belts have been installed. The plant expansion was completed in May 2015, and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity or 2,000 tpd sit in care and maintenance.

Fresh crushed ore is fed to the grinding circuit where cyanide is added to pre-condition the pulp and promote silver leaching. The resulting pre-conditioned pulp is sent to a dynamic cyanidation plant which includes primary and secondary leaching circuits. The silver rich (pregnant) solution is sent to a Merrill-Crowe plant to obtain silver precipitates which are then melted in an induction furnace and poured into 25-30 kilogram silver doré bars containing between 80% to 95% silver.

The average head grade of material fed to the mill for 2018 was 95 g/t of silver. Metallurgical recovery of the mineralized material in the cyanidation plant was 57% resulting in the production of 1.6 million ounces of silver in 2018.

In 2017 First Majestic started the construction of a roasting facility with the objective of reprocessing tailings with residual silver grade of 110 g/t which is believed to be encapsulated in manganese minerals. The roasting system is expected to facilitate the chlorination of the tailings, breaking-up the manganese compounds and allowing a further 60-70% recovery of the silver contents. In 2018 the main components of the roasting system were installed and commissioning tests were started in the last quarter. Commissioning and ramp-up is expected to continue during the first half of 2019.

A project to implement high intensity grinding (HIG) commenced in Q3 2018. Detailed engineering and construction is ongoing and is expected to be completed in Q3 2019, followed by commissioning in Q4 2019.

Environmental Matters

First Majestic spent approximately $0.456 million on capital projects related to environmental protection. This included tailing storage area construction projects and continued improvements to tailing filter equipment.

In 2015 the Company obtained all permits required to construct and operate a filtered dry stack tailing storage facility that is still in operation.

An incident occurred in 2016 where torrential rains in the area filled an emergency storage pond to capacity and overflowed from the #2 processing plant. The inspections and admininstrative processes with the environmental regulators (PROFEPA) have been resolved, all in favor of the Company.

An environmental impact assessment and change of land use application through a Unified technical Report (DTU) is in process with environmental authorities for mine production through block caving mining methodology in the La Prieta zone and approvals are expected in 2019.

In 2017 the company formed the Environmental Management Unit (UMA) a voluntary program for the conservation of wildlife over approximately 19,500 hectares in the Rancho Cielo Norteno area. The UMA is an area registered with the environmental authorities with the sole purpose of conserving the natural habitat through management of habitat and wildlife populations.

The La Encantada mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the La Encantada operation.

Capital and Operating Costs

As of December 31, 2018, First Majestic estimated total sustaining capital costs for the remaining LOM of $29.0 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 17
La Encantada Mine Sustaining Capital Cost Estimates

Underground Waste Development	$6.7
Underground Equipment and Infrastructure	$6.2
Sustaining Exploration and Drilling	$12.0
Mill Sustaining Capital	$4.2
TOTAL SUSTAINING CAPITAL COSTS:	$29.0
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Encantada have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $36.27 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 49% underground ore to 51% roasted tailings.

TABLE 18
Operating Costs estimates

Mining Method	Caving	Cut-and- Fill	Roasting
Process Method	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$6.30	$25.30	$2.00
Processing Cost/tonne (2)	$21.60	$21.60	$24.10
Indirect Cost/tonne (3)	$6.30	$6.30	$6.30
Total Operating Cost	$34.20	$53.20	$32.40

(1)	Caving extraction is 55% of projected production and cut & fill stopes represent 45% of the LOM production.
(2)	Processing includes crushing, grinding, leaching, site refining and dry stack tailings disposal.
(3)	Estimates based on current operations and projected budget, and may vary on an annual basis.

La Parrilla Silver Mine, Durango State, México

Except as indicated below, the following information on the La Parrilla Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “La Parrilla Silver Mine San Jose de La Parrilla, Durango, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” dated December 31, 2016 (the “2016 La Parrilla Technical Report”). Reference should be made to the full text of the 2016 La Parrilla Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after December 31, 2016 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr Greg Kulla, P.Geo. The scientific and technical information after December 31, 2016 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The La Parrilla Silver Mine is in Durango State, México, approximately 76 kilometres southeast of the capital city of Durango, and adjacent the town of San Jose de la Parrilla. The mine is approximately 40 km northwest of the Company’s Del Toro Silver Mine. The property is centered on latitude 23°44.3'N and longitude 104°06.5'W.

The La Parrilla mine is an underground producing silver mine and processing facility which the Company acquired in 2004. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, First Majestic Plata, S.A. de C.V.

La Parrilla consists of 41 contiguous mining concessions covering 69,478 hectares. All concessions are in good standing, except for the Hueco concession which is currently in the process of being registered. The rights on all of the concessions making up La Parrilla expire between 2019 and 2062. No royalties or any other encumbrances are due on any of the La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido land and partly on private property. The Company has a current lease agreement in place with the Ejido. La Parrilla owns 12 parcels of surface rights covering approximately 167 hectares. Surface rights are sufficient to support operations including the processing plant installations, tailings storage, and other mine operations requirements.

Accessibility, Local Resources, Infrastructure and Physiography

Access to La Parrilla is via Highway No. 45 from Durango city, approximately 70 kilometres to a paved road to San José de la Parrilla, followed by 5 kilometres of all-weather gravel roads to the mine site. Roads within the mine site that link key facilities, such as the administration building, central laboratory, and mill, are paved. Driving time from the city of Durango to La Parrilla takes approximately one hour.

The existing surface infrastructure includes a 2,000 tpd dual-circuit processing facility consisting a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, repair workshops, an analytical laboratory (First Majestic’s Central Laboratory which is ISO Certified), temporary ore stockpiles, a tailings storage facility, water management and diversion structures, offices, a drill core and logging shack, power substations and power lines. Existing underground workshop facilities include a washing bay, a lubricant station and several repair stations for mobile equipment. There are two stockpile areas, one for oxide ores and one for sulphide ores.

Fresh water is supplied to the site by two permitted wells located in the adjoining valley. Water is pumped into one of four water tanks located on the hill above the processing plant. Process water is fed directly to the main mine from the surface water tanks. Most of the plant process water is recycled. Any water captured in the catchments around the tailings facility is also recycled. Process water underground is also largely recycled. Power to the site is provided by a 115 kV high-voltage transmission line from a major Comisión Federal de Electricidad transmission line that runs parallel to the nearby highway. This line feeds a 10/12.5 MVA transformer than steps the voltage down to 13.2 kV before metering and distribution.

History

Mining activity in the La Parrilla mining district began in the 16th century. Numerous discoveries were made during this period including the mines at Fresnillo, San Martin, Sombrerete, La Colorada and Cerro del Mercado.

The first underground silver-gold-lead mines and processing facility at La Parrilla were constructed in 1956 by unknown small operators. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“MLR”), who operated several small underground mines until 1999, when these were put on a care-and-maintenance program due to low silver prices.

In 1961, the now disbanded Comision de Fomento Minero (“CFM”) (a federal entity that was responsible for promoting and supporting the mining industry in México) constructed a 180 tonne per day (tpd) flotation plant at La Parrilla, which operated as a custom toll mill processing ore from nearby areas such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by MLR from CFM.

In 2004, First Majestic acquired the mining rights and the plant from MLR, and in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México that surrounded the original La Parrilla mine.

Starting in September 2008, a series of incremental improvements were made at the La Parrilla mill, such as addition of new filter presses and an additional leach tank to the leach circuit. In December 2010, the Company launched a major expansion of La Parrilla’s mill capacity, increasing throughput to 1,000 tpd for both the leach circuit and the flotation circuit. The flotation circuit began commercial production in October 2011 with the new leach circuit beginning commercial production in March 2012. Expansion of the production capacity of the underground mines was also undertaken at Rosarios, San Marcos, Quebradillas, and Vacas mines in order to feed the larger mill. This included a capital development program to access more work areas, ventilation upgrades, electrical system upgrades, new mining equipment, and a larger workforce. In 2018 the open pit in Quebradillas area halted operations after depleting economic mineralized material, also underground mine operations were focused in higher grade areas of Quebradillas and Rosario mines.

Geological Setting

La Parrilla is located at the transition between the Mesa Central and the Sierra Madre Occidental physiographic provinces of Mexico. The La Parrilla district contains hydrothermal mineral deposits hosted by Early Cretaceous limestone and shale that have been intruded by an Eocene quartz monzonite–granodiorite stock, Oligocene dikes, rhyolite–rhyodacite dikes and plugs, and Miocene–Quaternary basalt–basaltic andesite dikes. The Eocene-age stocks and dikes have metamorphosed the Cretaceous rocks into marble, hornfels, skarnoid and minor skarn.

The oldest units in the area consist of Lower to Upper Cretaceous calcareous rocks of the Cuesta del Cura and Indidura Formations. The Paleocene Ahuichila calcareous conglomerate overlies the Cretaceous formations and is in turn partially overlain by Eocene–Oligocene dacite–rhyodacite flows and tuffs and rhyolite tuffs of the Sierra Madre Occidental Province. Miocene–Quaternary basalts represent the latest volcanic event; they overly the Eocene–Oligocene volcanic units, Quaternary conglomerates, and unconsolidated gravels. The Cretaceous formations have been intruded by an Eocene-age granodiorite–quartz monzonite stock, andesite dikes, Oligocene-age rhyolite–rhyodacite dikes, and Miocene–Quaternary basalt–basaltic andesite dikes.

Mineralization

Mineralization occurs as vein and replacement deposits, the locations of which are structurally controlled by pre-existing faults, fractures, and bedding planes. Veins can be either open space filling, forming massive sulphide and breccia veins, or fault-related, consisting of matrix-supported breccias or gouge containing disseminated sulphides and oxides. Gradations commonly occur between the two types in any vein system. Stockworks can occur at vein contacts. Replacement deposits occur as oblique or perpendicular splays to veins and faults, and as larger replacement deposits concordant with sedimentary bedding.

The La Parrilla deposits contain primary sulphides such as galena, sphalerite, pyrite, pyrrhotite, arsenopyrite, chalcopyrite, covellite, acanthite, native silver, and silver sulphosalts (tetrahedrite–freibergite solid solution). Due to supergene oxidation, the primary sulphides in the upper parts of some deposits have been altered to cerussite, anglesite, hemimorphite, hydrozincite, jarosite, goethite, hematite, cervantite, malachite, chrysocolla, chalcanthite, and native silver.

Two mineral deposit models are proposed by First Majestic for La Parrilla: intrusion-related carbonate replacement deposits and mesothermal fault-veins.

Exploration and Drilling

Between 2005 and 2018, the Company drilled 174,592 metres in 800 diamond drill holes. In 2018, the Company drilled 30,713m in 101 diamond drill holes. Most of the drilling during 2018 was carried out by contactors.

Infill drilling totalling 4,210 m in 19 holes in the Quebradillas mine area at the Norte-Sur vein intersected semi-massive to massive replacement sulfide mineralization and confirmed a zone 100 m long and 150 m high.

Drilling totalling 1,047 m in 4 holes in the Quebradillas mine area at the footwall of the 460-vein intersected semi-massive to massive replacement sulfide mineralization and delineated a previously untested 100 m long and 125 m high.

Other than diamond drilling for exploration, ongoing prospecting activities include: geological and structural mapping, geochemical sampling programs, orthophoto interpretation and the geophysical survey carried out since 2015.

Sampling Analysis and Data Verification

Sampling at La Parrilla since 2016 is mostly from NQ and (47.6) and HQ-diameter (63.5 mm) core. The core is cut in half by saw and one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sample intervals since 2016 average 0.6 m and range from 0.15 m to rarely over 4.0 m.

Underground channel samples are also used in mineral resource estimation at La Parrilla. Sampling crews collect chip samples at regular intervals of 3 metres at lengths that vary from tens of centimetres to usually one metre. A sampling line or channel consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs between two and four kilograms.

Since 2016, specific gravity measurements were taken on core samples using the water immersion method. A total of 1,442 bulk density determinations are in the resource database, covering San Nicolas and Quebradillas areas.

Since 2016, all core samples for mineral resource estimation were sent to First Majestic's Central Laboratory in La Parrilla. In 2017, some samples were also sent to SGS laboratory in Durango. Since 2016, chip, muck and core samples for production or grade control purposes were assayed at the First Majestic Central Laboratory. SGS is ISO certified and independent from First Majestic. The Central Laboratory is also ISO certified.

All samples submitted to First Majestic’s Central Laboratory and SGS were dried, crushed to 80% passing 2mm and pulverized to 80% passing a 106 μm. Samples submitted to First Majestic’s Central laboratory were analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption methods. Lead, zinc and arsenic were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method. All samples submitted to SGS were, analyzed for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, manganese and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Primary pulp samples (checks) are resubmitted to a secondary laboratory for analysis. Since 2016, all Central Laboratory check samples have been resubmitted to SGS for analysis for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES. SGS check samples have been submitted to Bureau Veritas Laboratory for analysis for silver by 4 acid digestion Atomic Absorption, gold by Fire Assay Atomic Absorption methods. Lead, zinc and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-ES) and sodium peroxide fusion ICP-AES.

Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples. Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Metallurgical Testwork

The metallurgical processing plant at La Parrilla treated two types of material: oxide and sulphide ores. Oxide ore was processed by cyanide leaching to produce doré bars while sulphide ore was processed by differential flotation to produce a silver-rich lead concentrate and a zinc concentrate.

During 2018, grinding throughput in the flotation (sulphide) and cyanidation (oxide) circuits averaged 810 and 555 t/d, respectively (although both circuits have the capacity to process 1000 t/d following a plant expansion performed in March 2012). Particle size in the flotation and cyanidation circuits are typically 120 and 108 µm, respectively.

To determine the metallurgical performance of the different ore types that feed the plant, stope samples collected from mining faces as well as monthly plant composites are regularly sent for bench-scale testing to First Majestic’s Central Laboratory. There are no metallurgical reports issued by external commercial laboratories. Since 2015, all test work has been performed at the Central Laboratory. Since the metallurgical testwork results and data originate from material collected from the plant feed and mine production faces, the samples tested are considered representative of the various types and styles of mineralization and the mineral deposit as a whole. Test variables include: grind fineness (% passing 200 mesh) and sodium cyanide (NaCN) concentration. Processing conditions were chosen to replicate those used at the plant at the time the test was performed. The main variables that impact recovery are the particle size and sodium cyanide concentration.

Composites samples representing one month of plant feed are collected and then sent to the Central Laboratory. One objective is to determine the relationship between the metallurgical performance at the laboratory and at the full-scale operation using a set of typical (standard) plant conditions. The second objective is to forecast the plant metallurgical response of future ore types. In addition, since February 2014, monthly and quarterly samples have been sent to the Central Laboratory to perform grindability tests by means of the Bond Ball Mill Work Index method (“BWi”). To date, BWi grindability tests have been conducted on more than 30 monthly composites and more than 90 stope samples. In summary:

  Examination of flotation testwork results on material tested between 2015 and 2017 shows that the flotation plant recovers slightly more silver and lead metal than the laboratory would indicate. Zinc recovery in the laboratory is significantly higher than the plant (approximately 10%). This suggests a significant opportunity to improve zinc recovery, as the hydrodynamic conditions (bubble size, energy dissipation, etc.) prevailing in the plant flotation cells might be inferior compared to those observed in the more intense and controlled conditions of a laboratory cell;

  Examination of cyanidation testwork results shows that the laboratory results reasonably match the plant data for the 2015–2017 period;

  The data shows that monthly composites for oxide ore are in general harder than the sulphide ore. The BWi for the oxide samples vary from 13.1 to 17.7 kWh/t with an average of 15.3 kWh/t, whereas the BWi for the sulphides vary from 12.3 to 16.5 kWh/t with an average of 14.3 kWh/t. The data on stope samples show high hardness variation: from approximately 10 to 20 kWh/t with an average of 14 kWh/t, possibly reflecting an inherent sample collection inconsistency. Therefore, metallurgical interpretation usually relies on the monthly composites (plant feed) as they are considered more representative than the stope samples which are collected from the mining faces.

Since January 2015, the head grades in the flotation (sulphide) circuit ore have shown a downward trend in terms of silver and zinc content, while lead grades seem to be stable at around 1%. Deportment of silver to lead concentrate shows major variations over the 34-month evaluation period. Similarly, the deportment of lead to the lead concentrate varied significantly over the same period. Recovery of zinc to lead concentrate also showed variations, with an overall upward trend in the first half of 2016. Note that zinc in the lead concentrate is not a payable metal and is typically considered an impurity by smelters and may be subject to penalties. Deportment of silver to zinc concentrate shows major variation over the 34-month evaluation period. Zinc recovery to zinc concentrate shows a downward trend, similar to declining head grades.

The head grades from oxide ore sources at the cyanidation circuit have been reasonably stable over the 34-month evaluation period. The data shows that silver recovery at the plant increases with increasing head grade. Gold metallurgical performance also shows a tendency of increasing recovery with increasing head grade.

There have been no issues with the sale of concentrates produced from La Parrilla. However, some concentrate batches have incurred penalties due to above limit detections of one or more elements, including As, Cd, Fe, SiO2, Cl and F. There are no known deleterious elements in the doré produced at La Parrilla and no penalties have been incurred.

Mineral Resources and Mineral Reserves

The 2018 Mineral Resource estimates for the Quebradillas, San Nicolas, Rosarios, San Marcos, and Intermedia zones have been updated by First Majestic under the supervision of Mr. Joaquin Merino, PGeo, QP Geology. These estimates are based on three-dimensional block models incorporating exploration results from the 2017 and 2018 exploration programs. At the La Parrilla Mine, the Mineral Resources and associated Mineral Reserves were constrained in 17 individual geological models and block models. Tri-dimensional geological models were created using Leapfrog Geo software for 17 deposits honouring the veins and contacts, the silver, gold, lead and zinc grades, structural geology and mineral alteration. Mineral Resources were estimated using Leapfrog Edge software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Grade estimation was performed with parent block size of 10 × 10 × 1 metres and sub-blocking at 10 × 10 × variable (minimum thickness of 0.1 metres). Variable grade capping was applied to veins supported by statistical analysis and visual checks.

For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of two drill holes within 30 to 45 metres. A bulk density variable was used with values between 2.4 to 2.96 t/m3 for the estimation of the tonnes for all veins.

Updated Indicated and Inferred Mineral Resources are summarized in Table 19. Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

TABLE 19
La Parrilla Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2018 prepared under the supervision of Joaquin Merino, PGeo, QP Geology for First Majestic

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101
(2) Metal prices considered were $17.50 /oz Ag, $1,300 /oz Au, $1.00 /lb Pb and $1.20 /lb Zn.
(3) Metallurgical recovery used for oxides was 76% for silver and 81% for gold.
(4) Metallurgical recovery used for sulphides was 78% for silver, 80% for gold, 79% for lead and 51% for zinc.
(5) Metal payable used was 99.85% for silver and 99.80% for gold in doré produced from oxides.
(6) Metal payable used was 95% for silver and gold, 97% for lead and 77% for zinc in concentrates produced from sulphides.
(7) Cut-off grade considered for oxides estimates from underground operation was 160 g/t AgEq, based on actual and budgeted costs excluding mine sustaining costs.
(8) Cut-off grade considered for sulphides estimates from underground operation was 140 g/t AgEq and is based on actual and budgeted costs excluding mine sustaining costs.
(9) Silver equivalent grade is estimated as: AgEq = Ag Grade + [(Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)
(10) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or thousands of tonnes.
(11) Totals may not add up due to rounding.
(12) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors.

Mineral Reserve Estimates 2018

The December 2018 Mineral Reserve estimates were developed separately for both oxide and sulphide ores with the majority of the assumptions and modifying factors being the same for both types. Zones estimated using block modelling methods included Rosarios, Intermedia, Quebradillas and San Marcos. Mineral Reserves were separately estimated for each deposit and mineralization type.

To convert Mineral Resources to Mineral Reserves, a minimum mining width was considered according to the mining method; mining dilution was added considering mining methodology on an individual vein basis and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut-and-fill continue to be practised at the La Parrilla Mine, with respective minimum mining widths of 3 metres and 1 metre. The use of long-hole mining method was also considered assuming a minimum mining width of 1.5 metres. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. For each mining method, a 3% floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated to range between 20% and 40% according to the dip of the veins, as well as geotechnical and operational considerations. Average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%.

A silver equivalent (Ag-Eq) cut-off grade (“COG”) was estimated to identify the polygons that complete La Parrilla’s initial mine design and initiate the process of underground mine optimization. The all-in-sustaining mining cost for mining underground oxide material was $74.90/t and the cost for mining underground sulphide material was $70.80/t; these figures include sustaining development and sustaining capital costs.

A two-pass cut-off grade at the La Parrilla Mine was applied. Firstly an all-in sustaining COG, considering direct operating costs and sustaining capital costs, was applied to highlight areas for inclusion in the Mineral Reserve. This first COG was defined as the “general COG” and is used to identify new extraction areas. A second pass COG was used to identify additional incremental material located laterally from previously identified extraction levels, this second COG is defined as the “incremental COG” and is calculated using processing sustaining cost and fixed mining and processing costs. For sulphides, the general COG applied after dilution considerations was 160 g/t Ag-Eq for production from longhole and 190 g/t Ag-Eq for production from cut-and-fill. The incremental COG next applied was 150 g/t Ag-Eq for production from long-hole and 160 g/t Ag-Eq for production from cut-and-fill. For oxides, the general COG applied after dilution considerations was 155 g/t Ag-Eq for production from longhole and 185 g/t Ag-Eq for production from cut-and-fill. The incremental COG next applied was 145 g/t Ag-Eq for production from long-hole and 160 g/t Ag-Eq for production from cut-and-fill.

The results of the Mineral Reserve estimation work are shown in the table below.

TABLE 20
La Parrilla Mineral Reserves with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of
NI43-101.

(3) Silver equivalent grade is estimated as: AgEq = Ag Grade + [(Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62) ] / (Ag Recovery x Ag Payable x Ag Price / 31.1035) .
(4) Metal prices considered for Mineral Reserves estimates were $17.00 /oz Ag, $1,250 /oz Au, $1.00 /lb Pb, and $1.20 /lb Zn
(5) Metallurgical recovery used for oxides was 76% for silver and 81% for gold.
(6) Metallurgical recovery used for sulphides was 78% for silver, 80% for gold, 79% for lead and 51% for zinc.
(7) Metal payable used was 99.85% for silver and 99.8% for gold in doré produced from oxides.
(8) Metal payable used was 95% for silver and gold, 97% for lead and 77% for zinc in concentrates produced from sulphides.
(9) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs, and an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the varible cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.
For Oxides GC for Longhole: 155 g/t AgEq, IC for Longhole: 145 g/t Ag-Eq, GC for Cut&Fill: 185 g/t Ag-Eq, IC for Cut&Fill: 160 g/t Ag-Eq
For Sulphides GC for Longhole: 160 g/t AgEq, IC for Longhole: 150 g/t Ag-Eq, GC for Cut&Fill: 190 g/t Ag-Eq, IC for Cut&Fill: 160 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.
(10) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 20% and 40%. Mining recovery is estimated at 95%. The modifying factors used are consistent for each estimation method, but different for each ore type.
(11) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or millions of pounds.
(12) Totals may not add up due to rounding.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

Production in 2018 was from underground sources and the Quebradillas open pit. The underground mining operations used to employ the cut-and-fill as the primary mining method, and in 2018 the mine started migrating to long-hole which provides higher productivity. These two mining methods are assumed to apply to the LOM plan. To access the ore body, an initial access drift (attack ramp) is driven from the lower main level to near the middle of the bottom elevation of the stopes. Typical development methods are then used to drive sill drifts in ore to each extent of the ore body. Sill drifts are typically driven 3.5 –4 metres high to accommodate the production drilling. Production drilling is carried out by hydraulic jumbo drills where the veins are wider and by handheld pneumatic jackleg drill in narrower sections. Blast holes are generally drilled as inclined up holes in the back of the stope.

First Majestic also employs cut-and-fill with resuing when the vein width is narrower than the minimum mining width required by the mobile equipment. All areas where resuing is used are drilled by handheld pneumatic drills.

First Majestic has developed a set of ground control standards based on the Norwegian Geotechnical Institute’s Q rock mass classification system and stope stability analysis using Mathew’s method. The current ground control standards account for six geotechnical domains, three for oxidized areas and three for sulphide areas. Areas with good quality rockmass ratings or better typically have no ground support installed. Areas with poor to very poor rockmass rating will be supported using rockbolts in the sulphide areas and shotcrete in the oxide areas. Ground support installation is not mechanized.

A portion of the Mineral Reserves are in areas that are already developed, and represent stopes currently in production, or extension and remnants of past stopes. The following underground areas are scheduled to be mined in the current LOM plan:

  Rosarios deposit (including the La Blanca and San Jose zones): the oldest of the operating mines located at La Parrilla, with development down to around 470m depth at 14 Level.

  San Marcos deposit: is an older mine, established prior to First Majestic’s property acquisition. Connected to the Intermedia and Rosarios deposits on 9 Level; projected that the remaining oxide material will be mined over a two-year period.

  Quebradillas and adjacent San Nicolas deposits: San Nicolas is included with Quebradillas as it is accessed from the existing Quebradillas ramp system. The Quebradillas 550 vein, the Quebradillas 460 vein, Quebradillas Tiro (shaft) vein, Quebradillas N-S vein and the original Quebradillas vein zones will be mined over a two-year period.

Ventilation for the various mining zones is generally setup as an exhaust system where a return air fan on surface pulls air from the ramp at depth via a 3 metres diameter raise. This pulls fresh air into the ramp portal and down the ramp. Local auxiliary fans are than used to distribute fresh air from the ramp above the return air raise into the working, with the contaminated air then being pulled to the return air raise back to surface. The current ventilation capacity was modelled in late 2016, and results indicated that ventilation flow should be improved to support deeper mining areas.

Some of the underground mining activities at La Parrilla are performed by local contractors including ramp, lateral and vertical development, stoping, haulage, shotcreting and maintenance activities. First Majestic staff and employees provide technical, administrative and supervisory support for the underground operations.

The oxide Mineral Reserves from open pit sources from the Quebradillas and La Herradura deposits have been depleted or are close to the economic cutoff grade therefore no production is scheduled from this area.

Processing Operations

La Parrilla operates two parallel processing circuits that recover metals from the sulphide and oxide ores. Both processing lines at La Parrilla use a conventional flowsheet:

  A three-stage crushing plant batches sulphide ore and oxide ore to provide ore to the two parallel circuits.

  The flotation plant treats sulphide ores, and consists of a conventional ball mill, followed by a multi-stage flotation plant, that floats a lead concentrate first, then a zinc concentrate. Precious metals are preferably deported to the lead concentrate, with both concentrates showing payable silver values.

  The leaching plant uses conventional agitated leaching, followed by the Merrill-Crowe process to recover precious metals from the pregnant solution. Dore bars are the final product.

Tailings from both circuits are filtered separately before being dry-stacked in the tailings storage facility. Water for each circuit is managed independently.

The processing plants were originally designed to process 1,000 tpd per circuit for a combined throughput of 2,000 tpd; however, since completion of open pit mining in 2018, the amount of oxide ore available for treatment through the leach facility has significantly reduced.

In 2018, a total of 492 kt of ore were processed compared to 544 kt in the previous year. The flotation plant processed 292 kt with average grades of 108 g/t silver, 1.4% lead and 1.6% zinc. The cyanidation plant processed 200 kt of ore with average grades of 120 g/t silver and 0.14 g/t gold. In 2018, La Parrilla produced 1.34 million ounces of silver, 963 ounces of gold, 6.55 million pounds of lead and 5.7 million pounds of zinc for a total production of 2.32 million equivalent silver ounces. During 2018, metallurgical recoveries in the cyanidation circuit were 74% for silver and 81% for gold, metallurgical recoveries in the flotation circuit were 76% for silver, 73% for lead and 55% for zinc.

In 2019 First Majestic is halting the extraction and processing of oxide ore from open pit and underground with the objective of reducing operating costs. The plant will operate the sulphides flotation circuit at a rate of 650 tpd and will reprocess the corresponding tailings in the oxides circuit for limited dore production.

A project to implement microbubble flotation technologies at La Parrilla commenced in Q3-2018. The objective is to significantly increase the metallurgical recoveries as well as the concentrate qualities of both the silver-rich Pb and Zn concentrate produced at the sulphide treatment plant. Key flotation equipment includes microbubble flotation columns. Commissioning of this microbubble flotation circuit is expected to take place in Q3 2019.

Environmental Matters

First Majestic spent approximately $0.47 million on capital projects related to environmental protection. This included continued improvements to the tailing storage facility, road surfacing and warehouse storage for waste materials. Additionally, approximately $0.03 million was spent on progressive reclamation of the waste rock storage pads in the La Rosa Creek area.

In April 2015 GPI Ingenieria completed design of an expansion for dry stacked tailings. In March 2016, permits were obtained ffrom environmental authorities for the storage area expansion and construction started the same year. The work was 90% complete in December 2018. Additionally, in 2018 a geotechnical review of the area was completed, groundwater pressure meters (piezometers) were installed and abutment supports constructed to support the final tailing contours. This work was 72% complete in December 2018.

In May 2018 an environmental permit for exploration activity in Cerro Santiago “Los Perros” was obtained.

The La Parrilla mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the La Parrilla operation.

Capital and Operating Costs

As of December 31, 2018, First Majestic estimated total sustaining capital costs for the remaining LOM of $9.2 million, including waste development, delineation and infill drilling, mine plant and infrastructure sustaining capital.

TABLE 21
La Parrilla Sustaining Capital Cost

Underground Waste Development	$4.4
Underground Equipment and Infrastructure	$2.4
Sustaining Exploration and Drilling	$1.0
Mill Sustaining Capital	$1.4
TOTAL SUSTAINING CAPITAL COSTS:	$9.2
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Parrilla have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $68.90 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 70% underground sulphides ore mined by longhole and 30% mined by cut-and-fill.

TABLE 22
Operating Costs estimates

Mining Method	Long-hole	Cut-and-Fill
Process Method	Flotation	Flotation
Mining Cost/tonne (1)	$19.89	$25.03
Processing Cost/tonne (2)	$25.10	$25.10
Indirect Cost/tonne (3)	$22.36	$22.36
Total Operating Cost	$67.34	$72.48

(1)	Underground mining is designed with cut-and-fill and long-hole. Excludes waste development costs.
(2)	Processing includes crushing, milling, concentration by flotation and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

San Martín Silver Mine, Jalisco State, México

Except as indicated below, the following information on the San Martin Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “San Martin Silver Mine San Martin de Bolanos, Jalisco, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” dated December 31, 2016 (the “2016 San Martin Technical Report”). Reference should be made to the full text of the 2016 San Martin Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after December 31, 2016 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr. Greg Kulla, P.Geo. The scientific and technical information after December 31, 2016 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The San Martín Silver Mine is in Jalisco State, México, approximately 250 km north of the state capital city of Guadalajara, and approximately 10 km northwest of the town of San Martín de Bolaños. The San Martín processing facility is located 3 km southeast of the town of San Martín de Bolaños. The property is centered on latitude 21°41.3'N and longitude 103°52.5'W.

The San Martín mine is an underground silver mine and processing facility which the Company acquired in 2006. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Minera El Pilón, S.A. de C.V. (“Minera El Pilon”).

San Martín consists of 34 contiguous mining concessions covering of 37,901 hectares and 12 non-contiguous mining concessions covering 4,861 hectares. The rights on all the concessions expire between 2024 and 2056. The Company has acquired surface rights covering approximately 810 hectares sufficient to support operations, including plant installation, tailings storage, and other project requirements.

Accessibility, Local Resources, Infrastructure and Physiography

The town of San Martín de Bolaños is located 250 km north of Guadalajara, the capital city of the state of Jalisco. Travel time from Guadalajara to the town is about 5 hours by road or about 45 minutes by charter plane. An alternate access route to San Martín is from the city of Durango. Travel time is approximately 7 hours by road or about 1.5 hours by charter plane. Airports with service for international flights are available in the nearby cities of Durango, Zacatecas, Aguascalientes and Guadalajara. The mine and process plant can be accessed by all-weather dirt roads.

The surface infrastructure includes a 1,300 tpd cyanidation processing facility, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, a drill core and logging shack, power substations, and power lines. There are also onsite support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, maintenance buildings, cafeteria and other employee housing. Existing underground workshop facilities in the Rosario mine include a washing bay, a lube station, and several repair stations for mobile equipment.

The San Martín mine and plant are connected to the national power grid. Water for the town’s domestic use is pumped from water wells. The water source for the San Martín processing plant is the Bolaños River, which has a permanent flow, except in extreme drought conditions. In 2012, the Company assisted the town of San Martín de Bolaños in building a 10-km long pipeline from a water source near the mine to the town storage tank. The excess water that was not required by the town was used for processing operations during drought conditions. These installations have been left in place as a backup for future use in similar recurring drought conditions.

History

Silver, gold, lead and zinc have been produced from the Bolaños mining district since colonial times. The San Martín area production has included underground workings along the Zuloaga vein, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda veins, and discoveries of the Blanca, Condesa, Cinco Señores, and Rosario veins. According to historical records, over 46 million silver-equivalent ounces have been extracted from approximately 6.7 million tonnes from the Zuloaga and adjacent veins during the period from 1983 to 2016. First Majestic obtained its 100% interest in the San Martín Silver Mine in 2006 and has since completed geological mapping, prospecting and geochemical surveys, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimation, and ongoing mine development and mining extraction.

A mill expansion was completed during the second quarter of 2014. The expansion included the installation of a new and larger 9.5’ x 12’ ball mill to replace the older 8.5’ x 12’ ball mill and production capacity increased from 900 tpd to 1,300 tpd. In 2017, the Company installed a tailings filter-press system, which was commissioned in Q1 2018 and increased water recycling capabilities and reduced the tailings deposit stability risk.

Geological Setting

San Martín is in the southern portion of the Sierra Madre Occidental physiographic province within the Bolaños graben. There are five main igneous complexes within the Sierra Madre Occidental, including Late Cretaceous to Paleocene plutonic and volcanic rocks, Eocene andesites and rhyolites, Oligocene and Early Miocene silicic ignimbrite pulses, transitional basaltic-andesitic lavas that erupted toward the end of, and after, each ignimbrite pulse, and Late Miocene, Pliocene, and Pleistocene alkaline basalts and ignimbrites.

In the mine area, the stratigraphy has been defined as a basal sequence of undifferentiated welded tuffs, overlain by rhyolitic welded tuffs, rhyolitic welded and non-welded tuffs; andesite and basalt flows; and a sequence of andesitic and rhyolitic tuffs with minor latitic and trachytic tuffs that hosts the mineralization. Rhyolite domes and dikes of late Miocene age intrude all the previously mentioned units. The uppermost units are a post-mineralization series of tuffs and basalts.

Mineralization

Mineralization in the San Martín mine occurs in east–west, northwest–southeast, northeast–southwest and north–south fault structures in the form of stockworks, sheeted veinlets, veins, and breccias. The veins can be described as fault veins or mineralized faults. Gangue minerals are very limited, and do not form massive or banded veins typical of open space-filling veins. Gangue mineralogy typically includes quartz, calcite, fluorite, epidote, ankerite and adularia, whereas the sulfide mineralogy generally consists of sphalerite, galena, pyrite, chalcopyrite, pyrrhotite and undifferentiated sulfosalts.

The San Martín deposits are typical examples of a low sulfidation epithermal deposits.

Exploration and Drilling

First Majestic has drilled a total of 193,225 metres in 1,224 diamond drill-holes since its acquisition of the mine in 2006. During 2018, First Majestic completed 25,789 metres in 119 diamond drill-holes. Most of the drilling during 2018 was carried out by contactors.

Drilling totalling 5,266 m in 24 holes at the Intermedia vein delineated a zone of oxide mineralization 130 m long and 105 m high.

Drilling totalling 6,531.4 m in 41 holes at the northwest Rosario vein delineated a new ore shoot 170 m long and 110 m high.

Sampling Analysis and Data Verification

Sampling at San Martin since 2016 is mostly from NQ-diameter (47.6 mm) core. The core is typically halved by saw, with one half of the core subsequently placed in a numbered bag and sent to the primary laboratory for analysis. Sample intervals in mineralized material range from 0.30 metres to 2 metres in length.

Channel samples are also used in mineral resource estimation at San Martin. Since 2016, channel samples are typically 6 cm wide by 3 cm deep, and sample lengths vary according to the lithology and alteration features. Chip samples have been the primary means of grade control sampling since 1994. The underground sampling process includes collecting chip samples from every 3 metres advance on a heading, and every 3 metres along the backs of every third stope lift. Chip samples are generally at least 2 metres long and often include barren or silver-poor shoulder samples. Lithology boundaries are respected. Muck samples are also collected from the muck pile from various underground locations.

Bulk density measurements are taken on core samples using the water immersion method. In total, 787 bulk density determinations are in the project database for the La Veladora, Rosario, La Lima, Huichola, Huichola Norte, La Guitarrona, La Hedionda, El Pitayo, Zuloaga, Santa Cecilia, La Esperanza and Enlace 2140 zones.

Since 2017, all core samples for mineral resource estimation were sent to First Majestic's Central Laboratory in La Parrilla. Chip, muck and core samples for production or grade control purposes were assayed at San Martin’s laboratory. First Majestics Central Laboratory is ISO certified.

All samples submitted to First Majestic’s Central Laboratory were dried, crushed to 80% passing 2mm and pulverized to 80% passing a 106 μm. Samples submitted to First Majestic’s Central laboratory were analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption methods. Lead, zinc and arsenic were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method.

Sample preparation at the San Martín laboratory includes drying, crushing to ½”, and pulverizing to minus 200 mesh. Analytical methods included 10 g fire assay for silver with gravimetric finish, and atomic Absorption Analysis (AAS) for iron, zinc, lead, copper cadmium and manganese.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. 5% of the primary pulp samples are resubmitted to a secondary laboratory for analysis. Since 2017, all Central Laboratory check samples have been submitted to Bureau Veritas Laboratory for analysis for silver by 4 acid digestion Atomic Absorption, gold by Fire Assay Atomic Absorption method, lead, zinc and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-ES) and sodium peroxide fusion ICP-AES.

Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples. Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Metallurgical Testing

To determine the metallurgical performance of the different ore types that feed the plant, stope samples collected from mining faces as well as monthly plant composites are regularly sent for assay to First Majestic’s Central Laboratory. Since 2012, all testwork has been performed at the Central Laboratory. There are no metallurgical reports issued by external commercial laboratories.

Test variables investigated in the monthly composites include: leaching time, grind fineness (% passing 200 mesh), cyanide concentration, and the injection of pure oxygen as contrasted with the conventional addition of air. Processing conditions were chosen to replicate those used at the plant at the time the test was performed. Two test variables of key importance are grind fineness and the injection of pure oxygen. The data shows a continuous effort to improve metallurgical recoveries by increasing mineral liberation, i.e., finer grind. Between 2013 and 2014, the fraction of particles finer than 75 microns (200 mesh) was 70%, and has gradually increased to 85%.

Since January 2016, the focus has been to study the effect of injecting pure oxygen to increase the leaching kinetics and thus improve recovery, it apperas that the injection of pure oxygen increases metal recovery; however, the variability of the results suggests that ore type is also playing a significant role.

Mineral Resources and Mineral Reserves

At the San Martin mine, the Mineral Resources were mainly estimated from domains within a three-dimensional (3D) geological model, but also include the Zuloaga zone that was estimated using two-dimensional polygonal methodology. The 3D geological model consisted of 23 vein domains estimated in 13 block models. The geological model was created using Leapfrog Geo software for all veins, honouring vein contacts, gold and silver grades as well as structural geology. Mineral Resources (except Zuloaga) were estimated using Leapfrog Edge software with inverse distance interpolation. Grade estimation was performed within 15-metre long by 15-metre high by variable width parent blocks. Compositing of samples within veins was by accumulation, using grade x true thickness with grade capping applied to samples prior to accumulation and supported by statistical analysis.

Rosario, Intermedia Zone, La Veladora and the Hediondas Zone are listed in the table below and represent approximately 90% of the Mineral Resources in San Martin. Collectively, La Lima, Huichola Norte, Pitayo, 99, La Esperanza, Veta 420, Dique 690, La Blanca, and Despendimiento 7000, and other minor veins are also referred to as the “Other Minor Veins”. Mineral resources in the Zuloaga zone were estimated by 2 dimensional polygonal methodology.

All available data for the 3D modelled veins, including drill-holes, channel samples, level maps, and drill core photos, were used for geological solids modelling. Typically, however, only a high-quality data subset is used to support the estimates. Composite lengths were an accumulated interval grade at true thickness. Statistical and visual analyses were performed to validate the overall domain controls on mineralization and to ensure further domaining was not required. A metal sensitivity analysis was undertaken before any appropriate capping value was applied. All applied capping values were individually reviewed for each domain that was capped to ensure the reduction in metal was statistically appropriate and locally relevant.

In polygonal estimates for the Zuloaga zone, longitudinal sections of vein structures were constructed. Polygons were projected from mine levels, or constructed around drill intercepts, and classified as Inferred. No Measured or Indicated Mineral Resource polygons were defined. Polygons are projected vertically (up and down) 45 from mine levels informed by chip samples and 50 metres around drill-hole intercepts where there is continuity of mineralization, as indicated by drilling information or by mine levels with sample lines reporting potentially economic grades.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors. Mineral Resources are summarized in Table 23 below.

TABLE 23
San Martín Silver Mine Mineral Resources Statement with an Effective Date of December 31, 2018 update prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic

Category / Area	Mineral Type	Tonnage	Grades			Metal Content		
Measured and Indicated		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Rosario (UG)	Oxides	-	-	-	-	-	-	-
Measured Intermedia Zone (UG)	Oxides	11	268	0.07	273	90	-	100
Measured La Veladora (UG)	Oxides	47	280	0.24	298	420	0.4	450
Measured Hedionda (UG)	Oxides	36	266	0.85	330	310	1.0	380
Measured Other Minor Veins (UG)	Oxides	18	240	0.47	276	140	0.3	160
Total Measured (UG)	**Oxides**	**112**	**268**	**0.46**	**302**	**960**	**1.7**	**1,090**
Indicated Rosario (UG)	Oxides	1,085	275	0.63	322	9,590	21.9	11,250
Indicated Intermedia Zone (UG)	Oxides	131	381	0.19	395	1,600	0.8	1,670
Indicated La Veladora (UG)	Oxides	73	371	0.36	398	870	0.8	930
Indicated Hedionda (UG)	Oxides	59	275	0.63	323	520	1.2	610
Indicated Other Minor Veins (UG)	Oxides	137	295	0.55	336	1,300	2.4	1,480
Total Indicated (UG)	**Oxides**	**1,485**	**291**	**0.57**	**334**	**13,880**	**27.1**	**15,940**
M+I Rosario (UG)	Oxides	1,085	275	0.63	322	9,590	21.9	11,250
M+I Intermedia Zone (UG)	Oxides	142	372	0.18	386	1,690	0.8	1,770
M+I La Veladora (UG)	Oxides	120	335	0.31	359	1,290	1.2	1,380
M+I Hedionda (UG)	Oxides	95	272	0.71	325	830	2.2	990
M+I Other Minor Veins (UG)	Oxides	155	288	0.54	329	1,440	2.7	1,640
Total Measured and Indicated (UG)	**Oxides**	**1,597**	**289**	**0.56**	**332**	**14,840**	**28.8**	**17,030**

Category / Area	Mineral Type	Tonnage	Grades			Metal Content		
Inferred		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Rosario (UG)	Oxides	288	244	0.51	282	2,260	4.7	2,610
Inferred La Lima (UG)	Oxides	239	247	0.09	254	1,900	0.7	1,950
Inferred Pitayo (UG)	Oxides	115	97	2.22	265	360	8.2	980
Inferred Intermedia Zone (UG)	Oxides	66	368	0.19	382	780	0.4	810
Inferred Other Minor Veins (UG)	Oxides	109	277	0.49	313	970	1.7	1,100
Inferred Zuloaga Zone (UG)	Oxides	817	225	-	225	5,910	-	5,910
Inferred Total (UG)	**Oxides**	**1,634**	**232**	**0.30**	**254**	**12,180**	**15.7**	**13,360**

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices considered for Mineral Resources estimates were $17.50/oz Ag and $1,300/oz Au.
(5) Metallurgical recovery used was 87.4% for silver and 89.8% for gold.
(6) Metal payable used was 99.85% for silver and 99.80% for gold.
(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs, and an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the varible cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.
GC for Longhole: 160 g/t Ag-Eq, IC for Longhole: 155 g/t Ag-Eq, GC for Cut&Fill: 200 g/t Ag-Eq, IC for Cut&Fill: 190 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.
(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(9) Totals may not add up due to rounding.
(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(11) Inferred Mineral Resource is a mix of block modeled and polygonal estimates.

Only Measured and Indicated Mineral Resources were used to define Probable and Proven Mineral Reserves for the December 31, 2018 update.

To convert Mineral Resources to Mineral Reserves, a minimum mining width was considered according to the mining method; mining dilution was added considering mining methodology on an individual vein basis and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut-and-fill mining method continue to be practised at the San Martin mine, with respective minimum mining widths of 3 metres and 0.60 metres. The use of long-hole mining method was also considered assuming a minimum mining width of 1.5 metres.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. For each mining method, fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated to range between 20% and 40% according to the dip of the veins, as well as geotechnical and operational considerations. Other than for sill mining, average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

A two-pass cut-off grade at the San Martin mine was applied. Firstly, an all-in sustaining cost cut-off grade, considering direct operating costs and sustaining capital costs, was applied to highlight areas for inclusion in the Mineral Reserve. This first cut-off was defined as the “general cut-off grade” and is used to identify new extraction areas. A second pass cut-off grade was used to identify additional incremental material located laterally from previously identified extraction levels, this second cut-off is defined as the “incremental cut-off grade” and is calculated using processing sustaining cost and fixed mining and processing costs. The general cut-off grade applied after dilution considerations was 160 g/t silver equivalent (AgEq) for production from longhole and 200 g/t AgEq for production from cut-and-fill. The incremental cut-off grade next applied was 155 g/t AgEq for production from long-hole and 190 g/t AgEq for production from cut-and-fill.

These modifying factors for mining were applied on a stope-by-stope evaluation and have been determined suitable for conversion to Mineral Reserves. To convert from Mineral Resources to Mineral Reserves, the resource blocks were interrogated by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process. The Mineral Reserve statement for San Martín is provided as in Table 24.

TABLE 24
San Martin Silver Mine Mineral Reserve Statement with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.
(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(4) Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,250/oz Au.
(5) Metallurgical recovery used was 87.4% for silver and 89.8% for gold.
(6) Metal payable used was 99.85% for silver and 99.80% for gold.
(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs, and an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the varible cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.
GC for Longhole: 160 g/t Ag-Eq, IC for Longhole: 155 g/t Ag-Eq, GC for Cut&Fill: 200 g/t Ag-Eq, IC for Cut&Fill: 190 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.
(8) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 20% and 40%. Mining recovery is estimated at 95%.
(9) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(10) Totals may not add up due to rounding.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

San Martín veins and deposits are hosted on the side of a mountain range. Access to the workings is through adits developed horizontally, followed by ascendant and descendent ramps developed in waste. All mine workings in San Martín are located above the water table, and no evidence of water bodies have been found during exploration. There are water inflows in the workings close to surface, mainly during the rainy season, but these inflows are managed by pumping. Geotechnical studies have been completed in support of design parameters for the excavations, as well as ground support requirements.

San Martín currently uses cut-and-fill mining using resue to extract the mineralization. Resue is a mining variation that implements a two-phased process where the ore is extracted first and then the mining section is extended to allow access to mining equipment for subsequent cuts. A combination of jumbo and conventional (hand-held pneumatic) drills are used and the type of drill used depends on mining widths and availability of the jumbos.

General COG was used to identify minable zones and then incremental COG was used to identify adjacent economic mineralization that can be sent for processing. Once the mining locations were identified, stope design was followed by development design.

The current minimum mining width used at site for cut-and-fill mining is 0.8 m, and 2.5 metres for equipment access. After the resue portion is mined (typically the mineralization), additional waste is mined to allow for equipment access. Mined waste either reports to the surface waste storage facility or is used as fill for subsequent lifts. When mineralization that is greater than 2.5 metres in width is mined, no additional waste is mined. Each drift is mined 3 metres high where six drifts are mined to extract 18 metres of a 20-m-high panel. Updated designs incorporate a minimum stand-off distance of 20 metres to locate ramps away from mineralization. Planned development includes: access drifts; sills (development on mineralization); operating waste development (sills mining material below cut-off); sumps; escapeways and accesses to the escapeways; return airways and accesses to the return airways; stockpiles; and ore passes and access to the ore passes, where required. Vertical development will primarily be completed by conventional mining techniques up to a size of 1.5 metres by 1.5 metres. Large diameter raises will be excavated either by a raisebore machine (contract) or by longhole raising. Where necessary, all future production voids will be backfilled. As the operation uses sill pillars to separate active mining blocks, the backfill is uncemented waste rock.

A portion of the Mineral Reserves are in areas that are already developed, and represent stopes currently in production, or extension and remnants of past stopes. The following underground main areas are scheduled to be mined in the current plan:

  Rosarios area (including Condesa, Rosario Viejo and Rosario Bajo): the largest active deposit in San Martin continues to be mined and contributes with the largest reserves in San Martin, with an easy access from the portal ramping down 500 m the first stopes are reached. Rosario vein has an extension of more than 700 metres vein with a parallel vein identified as Rosario Bajo. The mining method selected for most of the Rosario vein is cut-and-fill but a portion of will be mined as a long-hole. Most of the areas of Rosario that will be mined are below the 1400 metres elevation level.
  Intermedia zone: with more than seven veins or splays found. The Intermedia 3 and Intermedia 9 veins have the potential to be mined by long-hole. Intermedia has two access ramps, one at the bottom at the 1470 metres elevation and the second one at the 1550 metres elevation. A ventilation raise is already in place to proceed with mining bottom to top.
  La Veladora has a dedicated services ramp and ventilation system with two vents raises. La Veladora deposit is parallel to Hedionda 2 and is giving the flexibility to mine these two deposits from the same infrastructure.

  The Hedionda deposits, including Hedionda 1 and Hedionda 2 have been mined since 2017, the remaining mineral will be mined in 2019.

The ventilation system at San Martín is undergoing an upgrade. First Majestic is planning to install a new ventilation raise from surface to an existing drive near the Hedionda vein. Additional raises will be required to service the distal vein systems (Intermedia, La Lima, etc.) and is currently being optimized by operations. The ventilation circuit was imported into an industry-standard software used in ventilation modelling, to model the flows predicted for the mine. The estimated primary ventilation demand was calculated based on a factor of 0.6 m3/s of fresh air per kW. Equipment is spread over several workplaces and ventilation systems. An additional 15% has been allowed for leakage and is included in the minimum ventilation requirements.

The existing load-and-haul fleet currently handles up to 900 tpd (27 kt per month), with haulage requirements met by the onsite contractor through the provision of conventional haulage trucks. The mine plan uses development rates and productivities based on the existing fleet.

The ore is transported approximately 14 km from the underground mine to the processing plant located on the east side of the community of San Martín de Bolaños and the Bolaños River. The plant has a name plate capacity of 1,300 tpd and has typically been operating at 800-900 tpd. The plant is conventional, consisting of crushing, grinding, leaching, counter current decantation, Merril-Crowe circuits, and a doré.

As a normal course of business, San Martín has contracts in place for some of the services required for the mining and processing activities. All of these contracts are agreed upon one-year or multi-year terms and in the opinion of the QP, these contracts and commercial terms are in line with industry norms for such contracts.

Processing Operations

Silver ore is processed by conventional cyanidation, using agitation in tanks, CCD thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crowe process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. In 2018, the mill throughput averaged 816 tpd through cyanidation for the production of silver doré bars. These doré bars, usually containing greater than 95% silver with some gold and other impurities, are delivered to one of three refineries, where doré bars are refined to commercially marketable pure silver bars.

In 2018, a total of 285 kt of ore were processed compared to 278 kt in the previous year. The cyanidation plant processed ore with average grades of 218 g/t silver and 0.6 g/t gold and produced 1.75 million ounces of silver and 5,226 ounces of gold for a total production of 2.17 million equivalent silver ounces. During 2018 silver recovery was 87% and gold recovery was 90%.

A filter press system for tailings was commissioned in early 2018 in San Martin, this system allows for the recovery of around 80% of the process water, contributing to reduction in the consumption of fresh water, a marginal recovery of leached values in the water and more importantly the ability to convert from a wet tailings dam to a tailings paste deposit which allows for a higher safety factor in the stability of the deposit.

Environmental Matters

First Majestic spent approximately $0.34 million on capital projects related to environmental protection. This included continued improvements to the tailing storage facility, surface water management crusher patio coverage and hazardous waste storage.

Since its inception in 1981, the tailing storage facility was operated in a conventional manner, discharging wet tailings to a deposit built by using the upstream method with "cycloned" tailings. This practice was continued until 2017 when First Majestic completed the installation of a tailings filter-press system, which increased water recycling capabilities and reduced the tailings deposit stability risk. Based on this modification, the Company conducted a geotechnical research campaign, to characterize the deposits of tailings in storage areas 1 and 2 and in turn developed a tailing deposition plan for the dry stack, filtered tailings and the construction of tailing and waste rock buttresses to reduce the overall tailing storage stability risk.

The San Martin mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the San Martin operation.

Capital and Operating Costs

As of December 31, 2018, First Majestic estimated total sustaining capital costs for the remaining LOM of $ 10.7million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 25
San Martin Sustaining Capital Cost Estimates

Underground Waste Development	$3.7
Underground Equipment and Infrastructure	$2.5
Sustaining Exploration and Drilling	$2.0
Mill Sustaining Capital	$2.5
TOTAL SUSTAINING CAPITAL COSTS:	$10.7
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for San Martin have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $75.80 per tonne of ore processed based on current and projected costs.

TABLE 26
Operating Costs estimates

		Cut-and-
Mining Method	Long-hole	Fill
Process Method	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$15.23	$31.38
Processing Cost/tonne (2)	$28.86	$28.86
Indirect Cost/tonne (3)	$18.78	$18.78
Total Operating Cost	$62.87	$79.02

(1)	Underground mining is designed with cut & fill and long-hole. Excludes waste development costs.
(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

Del Toro Silver Mine, Zacatecas State, México

Except as indicated below, the following information on the Del Toro Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Del Toro Silver Mine Chalchihuites, Zacatecas, México NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update” dated December 31, 2016 (the “2016 Del Toro Technical Report”). Reference should be made to the full text of the 2016 Del Toro Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after December 31, 2016 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr. Greg Kulla, P.Geo. The scientific and technical information after December 31, 2016 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The Del Toro Silver Mine is in Zacatecas State, México, approximately 150 km northwest of the state capital city of Zacatecas, approximately 120 km southeast of the city of Durango, and adjacent the town of Chalchihuites. The mine is approximately 40 km southeast of the Company’s La Parrilla Silver Mine. The property is centered on latitude 23°28.1'N and longitude 103°52'W.

The Del Toro mine comprises 3 underground mines (Dolores, San Juan, and Perseverancia) and processing facility which is owned and operated by the Company’s wholly-owned indirect subsidiary, First Majestic Del Toro S.A. de C.V.

Del Toro consists of 69 continguous mining concessions covering an area of 2,128 hectares, including four mining concessions totaling 48 hectares, for which the Company has exploration rights and an option agreement to acquire these concessions. The rights on all the concessions expire between 2021 and 2093. The Verdiosa and Nueva India mining claims are currently subject to a 1% Net Smelter Return (NSR) royalty capped at $200,000 and $500,000, respectively, in total payment. There are no other royalties payable on the Del Toro mining concessions.

The Company has surface rights covering 219.3 hectares sufficient to support operations, including plant installation, tailings storage, and other project requirements. There is one Ejido’s parcel of surface rights that is currently under negotiation for renewal of the annual agreement. The Company is in the process of renewing one of its surface rights agreements with the Chalchihuites Ejido covering 58 hectares, which expires in three years time.

Accessibility, Local Resources, Infrastructure and Physiography

Access to Del Toro is by Highway 45 from Durango City to the town of Chalchihuites. Driving time from Durango to Chalchihuites is about two and a half hours. An alternate access route to Chalchihuites is from the city of Zacatecas by Highway I-45. Driving time from Zacatecas to Chalchihuites is about three hours. Airports with service for international flights are available in the cities of Durango and Zacatecas. The property boundary is located approximately 1 km to the east of the village of Chalchihuites, while the mill is located approximately 3 km away and can be accessed by all-weather dirt roads. Access within the concessions is by dirt roads. The Gualterio railroad station is located 5 km from Chalchihuites, with connections to the rest of the country.

The location of the Del Toro mine in the vicinity of the municipality of Chalchihuites reduces the need to provide dedicated camp facilities to employees and contractors. Most of the mine personnel live in the village of Chalchihuites, which is walking distance from the mine. A minor portion of the workforce lives in surrounding towns and commutes each day. First Majestic Del Toro S.A. de C.V. has actively invested in public infrastructure by building a high-voltage powerline and substation and a sewage treatment facility, servicing the community of Chalchihuites.

The existing surface mining infrastructure includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance, workshops, analytical laboratory, temporary ore stockpiles, waste rock and tailings storage facilities, water management and diversion structures, offices, drill core and logging shack, water ponds, power substations and power lines. The four underground mining areas are accessed via surface portals.

Electric power is provided by the national grid via a 45km extension constructed by the Company in 2011-2012. Potable water is available to all the towns from water wells. Fresh water for Del Toro is sourced from underground dewatering stations.

History

The village of Chalchihuites was founded in 1556 during the Spanish colonial period. Numerous small mining operations have been developed within the district since that date. First Majestic commenced prospecting activities in the Chalchihuites area in late 2004. Work completed since that date has included geological mapping, geochemical and geophysical surveys, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimation, and mine construction and development. Formal mining commenced in 2013 from the San Juan mine. Challenging market conditions during 2014 and 2015, forced the Company to constrain development and exploration activities. Consequently, in 2016 a decision was made to reduce throughput by focusing on areas with higher grade, but narrower veins. Since then, dilution control and higher metallurgical recoveries have contributed to improve the profitability of the mine.

Geological Setting

Del Toro is located at the boundary between the Mesa Central physiographic province and the Sierra Madre Occidental. The district contains hydrothermal mineral deposits hosted by early Cretaceous limestones and shales intruded by an Eocene-age quartz monzonite–granodiorite stock, Oligocene-age dikes, rhyolite–rhyodacite dikes and plugs, and Miocene–Quaternary-age basalt–basaltic andesite dikes. The Eocene-age stocks and dikes have metamorphosed the Cretaceous rock into marble, hornfels, skarnoid and skarn.

Mineralization occurs in chimneys, veins, breccia bodies and replacements that are hosted by the Cuesta del Cura Formation, the Indidura Formation and the quartz monzonite–granodiorite stock.

The Perseverancia mine contains chimneys and veins. The chimneys are hosted by limestone and shale, hornfels and skarnoid. They are pipe-like bodies with ellipsoidal shape and occur along the intersection of northeast-trending structures with a northwest-trending structure. Mineralogically, they consist of massive coarse-grained galena and sphalerite with traces of acanthite and cross-cut by stringers of calcite.

The San Juan mine contains pipe-like breccia bodies and fault-vein structures. The average width for the Lupita and Lupita hanging wall veins are 1.6 metres and 1.7 metres, respectively. Average widths for the San Jose and San Jose hanging wall veins are 1.1 metres and 1.3 metres, respectively. The Lupita system of veins terminates in the proximity of the west-northwest-trending fault and is open to the north; however, the northern extension trends into property owned by a third party.

The mineral deposits of the Dolores mine are fault-vein structures hosted mainly by a quartz monzonite–granodiorite stock and by silicified and hornfelsed Indidura Formation limestones and shale.

Mineralization

The deposits contain primary sulphides such as galena, sphalerite, pyrite, pyrrhotite, stibnite, arsenopyrite, chalcopyrite, covellite, acanthite and silver sulphosalts (tetrahedrite–freibergite solid solution). Due to deep-penetrating supergene oxidation, most of the primary sulphides have been oxidized to cerussite, anglesite, hemimorphite, hydrozincite, jarosite, goethite, hematite, cervantite, malachite, chrysocolla, chalcanthite and native silver. The non-metallic gangue minerals present in the deposits, are calcite, siderite, manganiferous calcite, quartz and fluorite. The main clay minerals detected with the TerraSpec Analytical Spectral Device in the deposits and alteration are smectite, illite–smectite, nontronite and kaolinite, but most of these minerals are interpreted to be late with respect to the main mineralizing pulses.

The deposit model proposed by the Company for Del Toro is a combination of mesothermal deposits (chimneys, breccias and replacements) and mesothermal–epithermal veins.

Exploration and Drilling

A total 152,344 metres in 688 surface and underground drill-holes have been drilled at Del Toro since 2005. During 2018, the company drilled 21,385 metres in 115 diamond drill-holes. Most of the drilling during 2018 was carried out by contactors.

Infill drilling of 669 m in 5 holes in 2018 at the Dolores Mine in the Vania Vein intersected vein-fault structure of fragments of lead sulphides, quartz, calcite, hosted in skarn and intrusive and confirmed a zone 50 m long by 80 m high.

Infill drilling of 2,831.6 m in 13 hoiles in 2018 at the Perseverancia in the Carmen Vein intersected a vein-fault structure of lead and zinc sulphides, traces of quartz, hosted in skarn and confirmed a zone 100 m long by 100 m high.

Infill in four holes totalling 600.20 m at the Perseverancia mine in the Consuelo vein intersected a vein-fault structure of lead and zinc sulphides, traces of quartz, hosted in skarn and confirmed a zone 100 m long by 100 m high.

Sampling Analysis and Data Verification

Sampling at Del Toro since 2017 is mostly from NQ-diameter (47.6mm) core and HQ-diameter (63.5 mm) core. The core is typically halved by saw, with one half of the core subsequently placed in a numbered bag and sent to the primary laboratory for analysis. The core is typically sampled at lengths of 20 cm to 1.2 m (rarely greater than 1.5m), based on geological and mineralization features.

Underground channel samples are also used in mineral resource estimation at Del Toro. Since 2017 channel samples are collected across mineralized structures from the back of underground workings every 25 metres, where ground conditions permit. The maximum sample length is 1.0 metres and the minimum is usually 0.3 m. Samples cover the mineralized structure and wall rock on either side, where possible. Duplicate samples are occasionally taken from a second channel immediately adjacent to the first. The broken sample is collected on a tarp and then put in numbered sample bags prior to be sent to the laboratory. Muck piles are sampled for ore control purposes.

Bulk density sampling has included determinations made using water immersion methods on full or half core samples. In total, 1,819 bulk density determinations are in the project database, including 320 for the Dolores mine, 411 for the Perseverancia mine and 1,261 for the San Juan mine, which includes the Lupita and Cuerpo 3 areas.

Since 2017, all core samples for mineral resource estimation purposes were sent to First Majestic's Central Laboratory in La Parrilla. Since 2017, chip, muck and core samples for production or ore control purposes were assayed at Del Toro’ s laboratory. First Majestics Central Laboratory is ISO certified.

All samples submitted to First Majestic’s Central Laboratory since 2017 were dried, crushed to 80% passing 2mm and pulverized to 80% passing a 106 μm. Samples were analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption method. Lead, zinc and arsenic were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method.

All samples submitted to the Del Toro laboratory were analyzed for silver by Fire Assay Gravimetric method. Lead, zinc, cupper and arsenic were analysed by were analyzed by two-acid digestion Atomic Absorption method.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Primary pulp samples are resubmitted to a secondary laboratory for analysis. Since 2018, all check samples have been resubmitted to SGS for analysis for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, cupper and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES.

Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples. Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

For all drill programs, samples have remained in secure company facilities until shipped. For samples being analysed by Inspectorate and SGS, trucks owned by the laboratories were sent to Del Toro to collect the samples.

Metallurgical Testing

The metallurgical process flowsheet at Del Toro has experienced some modifications from its original design. Initially, the flowsheet was designed to process two ore types: oxides in a cyanide leaching circuit designed to produce doré, and sulphides via flotation to produce silver-rich lead and zinc concentrates.

During commissioning of the leaching circuit in 2014, however, a series of tests showed that processing lead-oxide ore in the flotation circuit produced higher revenue from silver and lead contents when compared to processing the oxide ore in the cyanidation circuit (which mainly produced silver). As a result, the decision was made to put the cyanidation circuit into care-and-maintenance.

The sulphide flotation circuit has also undergone considerable changes. Originally, the sulphide circuit was designed to produce two concentrates: lead and zinc, with the former containing most of the floatable silver values. The circuit was operated in this configuration for approximately 16 months – from March 2013 to June 2014. However, as the circuit yielded rather low zinc recoveries (< 20%), a decision was made to suspend the production of zinc, and use the installed capacity to process lead oxide ore instead, thereby generating higher revenue from the sale of silver and lead.

After halting zinc production in the second half of 2014, efforts were aimed to optimize the lead flotation performance. During that optimization period, plant equipment and operating conditions were adjusted to maximize the recovery of lead sulphide (PbS) and lead oxide (PbO), while controlling the concentration of deleterious elements, particularly arsenic.

The learning experiences and changes implemented during the metallurgical optimization work were applied using observations directly from the plant as laboratory work was limited.

First Majestic has identified a number of initiatives that may be undertaken to continue improving the metallurgical performance of the Del Toro plant. These initiatives include the implementation of the zinc recovery circuit, implementation of bulk flotation and microbubble flotation, as well as fine grinding technologies to optimize metallurgical recoveries and concentrate grades, and the evaluation of specialty flotation reagents to increase metal recoveries and to inhibit the concentration of arsenic.

Mineral Resources and Mineral Reserves

Mineral resources at Del Toro were estimated from three-dimensional block models and by two-dimensional polygonal resource methods. The mineral resource estimates for silver, gold, lead, and zinc are based on the current exploration drill hole database, channel sampling, underground level mapping, and the surveyed position of the underground mine development. Specific gravity (SG) was estimated based on field measurements and was assigned based on major host rock type. The mineral resources were classified in order of increasing geological confidence into Inferred, Indicated, and Measured categories based on geologic modeling and distance from supporting drill holes and underground developments. The Dolores, San Juan, and Zaragoza Resources were estimated from geologically constrained, three-dimensional block models. The San Juan C1, C2 and the Perseverancia resources were calculated based on two-dimensional polygonal estimation methods.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2018. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socioeconomics, and other factors. Mineral Resources are summarized in Table 27.

TABLE 27
Del Toro Silver Mine Mineral Resources with an Effective Date of December 31, 2018 update prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101
(2) Metal prices considered were $17.50 /oz Ag, $1,300 /oz Au, $1.00 /lb Pb and $1.20 /lb Zn.
(3) Metallurgical recovery used for all mineral types was 66% for silver and 62% for lead, a 30% zinc recovery was assumed for sulphides only.
(4) Metal payable used was 95% for silver, 93% for lead and 77% for zinc in concentrates produced from sulphides.
(5) Silver equivalent grade for sulphides is estimated as: AgEq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)
(6) Silver equivalent grade for oxides is estimated as: AgEq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price /
31.1035)
(7) Cut-off grade considered for all material types from underground operation was 220 g/t AgEq, with the exception of Cuerpo 3 which was 275 g/t Ag-Eq and these are based on actual and budgeted costs excluding mine sustaining costs.
(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or thousands of tonnes.
(9) Totals may not add up due to rounding.
(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Only Measured and Indicated Mineral Resources were used to define Probable and Proven Mineral Reserves for the December 31, 2018 update.

To convert Mineral Resources to Mineral Reserves, a minimum mining width was considered according to the mining method; mining dilution was added considering mining methodology on an individual vein basis and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut and fill mining method continue to be practised at the Del Toro mine, with respective minimum mining widths of 3 metres and 0.60 metres. The use of long-hole mining method at the Del Toro mine was also considered assuming a minimum mining width of 1.2 metres. The use of underhand cut-and-fill mining method was considered for Cuerpo 3 in the San Juan area.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for all mining methods. For each mining method, fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated to range between 20% and 40% according to the dip of the veins, as well as geotechnical and operational considerations. Other than for sill mining, average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 85% has been used.

A two-pass cut-off grade at the Del Toro mine was applied. Firstly, an all-in sustaining cost cut-off grade, considering direct operating costs and sustaining capital costs, was applied to highlight areas for inclusion in the Mineral Reserve. This first cut-off was defined as the “general cut-off grade” and is used to identify new extraction areas. A second pass cut-off grade was used to identify additional incremental material located laterally from previously identified extraction levels, this second cut-off is defined as the “incremental cut-off grade” and is calculated using processing sustaining cost and fixed mining and processing costs.

The general cut-off grade applied after dilution considerations was 290 g/t silver equivalent (AgEq) for production from longhole and 300 g/t AgEq for production from cut-and-fill. The incremental cut-off grade next applied was 220 g/t AgEq for production from long-hole and 230 g/t AgEq for production from cut-and-fill. Mineral Reserve estimates were based on mining modifying factors gathered from actual operations data as well as from estimates that follow industry best practices. Modifying factors for mining were applied to the Measured and Indicated Mineral Resources on a stope-by-stope evaluation and have been determined suitable for conversion to Mineral Reserves. To convert from Mineral Resources to Mineral Reserves, the resource blocks were categorized by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process.

These modifying factors for mining were applied on a stope-by-stope evaluation and have been determined suitable for conversion to Mineral Reserves. To convert from Mineral Resources to Mineral Reserves, the resource blocks were interrogated by applying economic criteria as well as geometric constraints based on the mining method envisioned. Mineable blocks or stopes were defined by following this process. The Mineral Reserve statement for Del Toro is provided as in Table 28.

TABLE 28
Del Toro Mineral Reserves estimates with an Effective Date of December 31, 2018 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2018. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.
(3) Metal prices considered for Mineral Reserves estimates were $17.00 /oz Ag, $1,250 /oz Au, $1.00 /lb Pb, and $1.20 /lb Zn
(4) Metallurgical recovery used for all mineral types was 66% for silver and 62% for lead, a 15% zinc recovery was assumed for sulphides only.
(5) Metal payable used was 95% for silver, 93% for lead and 77% for zinc in concentrates produced from sulphides.
(6) Silver equivalent grade for sulphides is estimated as: AgEq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)
(7) Silver equivalent grade for oxides is estimated as: AgEq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62)] / (Ag Recovery x Ag Payable x Ag Price / 31.1035)
(8) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs, and an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the varible cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs.
For Cut&Fill GC: 185 g/t Ag-Eq and IC 160 g/t Ag-Eq, for Underhand Cut-and-Fill: GC 160 g/t AgEq and IC 150 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.
(10) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 20% and 40%. Mining recovery is estimated at 95%. The modifying factors used are consistent for each estimation method, but different for each ore type.
(11) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces or millions of pounds.
(12) Totals may not add up due to rounding.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution, mining recovery, geotechnical conditions, equipment productivities, metallurgical recoveries, metal prices and exchange rates, mill throughput capacities, operating costs, and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

In mineralisation that exhibits fair to good geotechnical conditions, Del Toro uses cut-and-fill (resue) and shrinkage stoping. Both methods have been successfully employed and recover the mineralisation with limited ore loss and dilution, albeit at a low productivity. A recent trade-off study indicated that where mineralisation was greater than 1.0 metre in width, longhole stoping with fill could be more productive and cost effective than the current methods.

Geotechnical evaluations were undertaken to provide support for the selected mining methods, including geotechnical review, structural investigations and rock mass evaluation. Rock mass rating and mining width considerations were used to classify the rock mass within the various mining operations into general domain types.

A specific study was undertaken on Cuerpo 3, because of the known poor to extremely poor ground conditions. Underhand mining has been recommended to limit exposure to the degraded conditions.

There has been only limited hydrogeological investigation at the site to date. Del Toro monitors mine discharge daily with magnetic flowmeters and monitors hydrochemistry of discharge water on a quarterly basis. Appreciable inflows have been observed on four separate structural trends, with the northeast–southwest fault trend the most productive. An inflow event in late September 2016 resulted in the flooding of the lower portion of Ramp 068. First Majestic has since upgraded its pumping system to handle the increased flows. Review of the Cuerpo 3 orebody indicates that it should be pre-drained, to the extent possible prior to extraction, to limit the effect that elevated pore pressures and discharging groundwater could have on the wall rock stability and on dilution.

The Del Toro equipment fleet includes scooptrams, jumbos, hand-held drills and trucks. Additional haulage requirements can be met by the onsite contractor through the provision of additional haulage trucks.

Processing Operations

The processing plant has a capacity of 2000 tpd and uses a conventional grinding circuit followed by sulphide flotation, then oxide flotation. To maximize metal recovery, the circuit targets lead sulphides first in a rougher-cleaner-scavenger cell configuration, followed by sulphidisation conditioning in a rougher-scavenger configuration that promotes lead oxides flotation. Since the ore originates from three different mines, each mine hosting multiple geological domains, the plant metallurgical (grade-recovery) performance varies noticeably at times. However, by exercising plant feed blending practices the metallurgical variability can be controlled and the operation has consistently achieved its production objectives. Concentrate grade varies between 40% and 50% lead, depending on the percentage of lead in the feed. Concentrate sales penalties due to arsenic content (the only deleterious element of concern) has not been an issue, as current commercial agreements specify penalties for arsenic content at > 1%. Because of the operation of tailings filtration, most of the water (80-85%) is recycled in the process.

In 2018, a total of 267 kt of ore were processed compared to 278 kt in the previous year. The flotation plant processed ore with average grades of 132 g/t silver and 2.9% lead, producing 0.785 million ounces of silver and 9.58 million pounds of lead for a total production of 1.43 million equivalent silver ounces. During 2018 silver recovery was 69% and lead recovery was 56%.

Environmental Matters

First Majestic spent approximately $0.76 million on capital projects related to environmental protection. This included preparations for the new tailing storage facilities. In 2018 geotechnical studies were complete in the tailing storage facilities and a program developed where approximately $0.26 million was spent on progressive reclamation of the older tailing storage facilities #1 and #2.

In 2014 GPI Ingenieria Completed Design of new Tailing Storage facility (TSF) #3. In 2015 permits were awarded for the construction and operation of the, dry stack tailing storage facility. The initial construction started in 2016 and additional modifications to the underdrain systems were developed by AMEC Foster & Wheeler in 2017. Approvals were received by the environmental authorities and the construction continued in 2018. The new dry stacked tailing storage facility will be placed into operation in early 2020 as the remaining capacity of TSF #1 and #2 is still more than 1 year.

Two important exploration permits were also awarded for continued exploration in the Navidad and Escondida project areas.

An environmental audit was completed in April 2018 and in September the site renewed their Clean Industry Accreditation (Industria Limpia) awarded by the Mexican environmental authorities for the site’s Environmental Management System.

The Del Toro mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the Del Toro operation.

Capital and Operating Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs for the remaining LOM of $15.9 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 29
Del Toro Sustaining Capital Cost

Underground Waste Development	$3.5
Underground Equipment and Infrastructure	$4.8
Sustaining Exploration and Drilling	$3.0
Mill Sustaining Capital	$4.5
TOTAL SUSTAINING CAPITAL COSTS:	$15.9
Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for Del Toro have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $89.10 per tonne of ore processed based on current and projected costs.

TABLE 30
Operating Costs estimates

Mining Method	Cut-and-Fill	Underhand
		Cut-and-Fill
Process Method	Flotation	Flotation
Mining Cost/tonne (1)	$23.53	$40.00
Processing Cost/tonne (2)	$29.19	$29.19
Indirect Cost/tonne (3)	$31.08	$31.08
Total Operating Cost	$83.80	$100.27

(1)	Underground mining is designed with cut & fill with the exemption of Cuerpo 3 which is considered to be mined by underhand cut-and-fill. Excludes waste development costs.
(2)	Processing includes crushing, milling, flotation and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

La Guitarra Silver Mine, México State, México (currently in care and maintenance)

Except as indicated below, the following information on the La Guitarra Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Technical Report for the La Guitarra Silver Mine, Temascaltepec, México” dated March 15, 2015 (the “2015 La Guitarra Technical Report”). Reference should be made to the full text of the 2015 La Guitarra Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after March 15, 2015 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr Greg Kulla, P.Geo. The scientific and technical information after March 15, 2015 under the headings “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The La Guitarra Silver Mine is in México State, México, approximately 130 kilometres southwest of México City, approximately 65 kilometres from Toluca, México state’s capital and 6 km from the town of Temascaltepec. The property is centered on latitude 19°03.4'N and longitude 100°04.7'W.

The La Guitarra mine comprises two underground mines, three exploration areas, a processing facility and is owned and operated by the Company’s wholly-owned indirect subsidiary, La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra Compania”).

La Guitarra consists of 43 mining exploitation concessions covering 39,714 hectares. Most of the mining concessions are located within the Municipality of Temascaltepec, while some concessions extend to the municipalities of Valle de Bravo and San Simón de Guerrero. The rights on all the concessions making up La Guitarra expire between 2033 and 2057. La Guitarra Compañía currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and most of the existing infrastructure are located within these 62 hectares. La Guitarra Compañía holds 420 hectares of surface rights covering the Nazareno area of the property and owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein. Surface rights are sufficient to support operations, including plant installation, tailings storage, and other project requirements.

Accessibility, Local Resources, Infrastructure and Physiography

The La Guitarra mine has good access to local infrastructure and services. International airports are in both México City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District. Current areas of operations are situated less than two kilometres from paved roads and are easily accessible by two-wheel drive vehicles. As the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The local communities provide a large labour pool to draw from, and sufficient accommodation to support any anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and projected production centres are near natural water sources. Proximity to the major industrial centres of Toluca and México City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of a processing facility with a conventional flotation mill rated at 500 tpd, an analytical laboratory, drill core storage facilities, a flotation plant and mill, offices, repair shops, and warehouses. Water is supplied from the mine workings, surface streams and the Temascaltepec River.

History

Mining in the Temascaltepec area started in the mid-1500s. Early operations were focused in an area four kilometres southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Temascaltepec remained more or less idle from 1810 until the early 20th century when the American Rincón Mining Company began significant mining and smelting operations at Rincón, in the southeast portion of the Temascaltepec District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincón mine the Temascaltepec District was the third largest silver producer in México.

In 1990, modern mining commenced when the Compañia Mineria Arauco returned to where the Spaniards were purported to have begun, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tpd. In 1993, Luismin SA acquired the property and began consolidating the Temascaltepec District. Luismin SA expanded the reserve base in the La Guitarra mine and increased the milling capacity to 320 tpd.

In August of 2003, Genco Resources Ltd. purchased the La Guitarra mine from Luismin S.A. de C.V. and later in 2010 Silvermex, through a business combination agreement, gained control over all mineral concessions within the Temascaltepec District. In July 2012, First Majestic acquired Silvermex pursuant to a plan of arrangement. In 2013, First Majestic further expanded the milling capacity at the La Guitarra mine to 500 tpd by installing a new ball mill and new flotation cells.

Geological Setting

The La Guitarra mine is in the southeast end of the Sierra Madre Occidental. The Sierra Madre Occidental province, includes large volumes of Eocene-Oligocene rhyolite and andesitic volcanic material that contain numerous low to intermediate sulphidation epithermal Ag-Au deposits. In the southern part of the belt in the Temascaltepec area, where La Guitarra and several other deposits are located, basalt flows of the Trans-Mexican volcanic belt overlie the intermediate to felsic Sierra Madre volcanic rocks.

The Jurassic rocks that make-up the basement in the Temascaltepec area were deformed by folding and uplifting prior to the deposition of the Eocene-Oligocene volcanic rocks. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanic rocks are apparently associated with the faulting.

Field evidence suggest that vein mineralization occurred during Oligocene volcanism. The veins have a pronounced northwest trend indicating a strong structural control and show evidence of extension during deposition. Some veins have indicators that suggest normal displacement and many veins in the Mina de Agua region and further east show kinematic indicators that suggest left lateral sense of movement.

The Temascaltepec fault was active during and slightly after the Miocene. The fault strikes northeast and is at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec. This northwest dipping normal fault has down-dropped the La Guitarra area relative to the Mina de Agua area to the southeast, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra area were preserved by this faulting with only deeper level vein systems preserved to the southeast.

Mineralization

The vein systems at La Guitarra form a belt with an approximate width of 4 km that strikes NW-SE in excess of 15 km. There are in excess of one hundred epithermal veins within the property in five main vein systems: La Guitarra (NW, Central and SE zones), Coloso (Jessica and Joya Larga veins), Comales-Nazareno, Mina de Agua and El Rincón. Individual veins pinch and swell and vary in width from tens of centimetres to more than twenty metres. Economic zones, with widths usually between 1 and 4 metres, are embedded in quartz (vein structure) having widths up to 20 metres (e.g. Guitarra vein). The ore shoots or economic zones can either be localized in the hanging wall or the foot wall of the vein structure.

Gangue mineralogy consists of banded quartz, amethyst quartz, colloform chalcedony, fine-grained crystalline quartz, calcite, fluorite, pyrite, marcasite, barite, anhydrite, illite - smectite, adularia and alunite. Anhydrite and alunite veins are observed mostly filling narrow fractures. The ore mineralogy consists of proustite - pyrargyrite solid solution, electrum, acanthite, polybasite, sphalerite, galena and chalcopyrite. Secondary minerals such as malachite and smithsonite - hydrozincite (calamines) have been observed in some of the veins at Mina de Agua. The mineral paragenesis can be grouped in three main stages: a first stage rich in base metals; a second stage dominated by quartz deposition containing some precious metals; and a third stage providing quartz with high concentrations of gold and silver.

The host rocks around are argillically and propylitically altered. The alteration halo typically extends up to 50 metres away from the veins.

Vein deposits at La Guitarra have physiochemical and mineralogical characteristics of the Intermediate Sulphidation (IS) epithermal type.

Exploration and Drilling

A total 225,863 metres in 1,186 surface and underground drill-holes have been drilled at La Guitarra since 2006. During 2018, the company drilled 14,539 metres in 40 diamond drill-holes. Most of the drilling during 2018 was carried out by contactors.

Seven infill and step out holes expanded the mineralization zone in the Nazareno Vein to an area 100 m wide and 150 m high.

Sampling Analysis and Data Verification

Since 2016 sampling at La Guitarra is primarily from NQ-dimeter (47.6mm) and HQ-diameter (63.5 mm) core. The core is typically halved by saw, with one half of the core subsequently placed in a numbered bag and sent to the primary laboratory for analysis. Sample intervals in mineralized material averaged 0.5 metres and ranged from 0.1 metres to 3 metres. Sample length varies to reflect changes in mineralogy and textures across the structural zone.

Samples of 3 metres to 5 metres lengths were taken for that rock which exhibited neither alteration nor evident mineralization.

Underground channel samples are also used in mineral resource estimation as La Guitarra. Since 2016 chip and channel samples are collected at 1.5 metre to 12 metre intervals with chisel and hammer or channel samples are collected with electric saw and hammer. Chip and channel samples have lengths that vary from tens of centimetres to usually 50 centimetres depending on the width of the mineralized structure. The broken sample is collected on a tarp and then put in numbered sample bags prior to be sent to the laboratory. Muck piles are sampled for ore control purposes.

Since 2014, First Majestic has collected specific gravity measurements on whole or half core using the water immersion method. Measurements were taken primarily on core from the Coloso area.

In 2016, all core samples for mineral resource estimation purposes were sent to First Majestic's Central Laboratory in La Parrilla and SGS laboratory in Durango. Since 2017, all core samples for mineral resource estimation purposes have been sent to First Majestic's Central Laboratory. Since 2016, chip, muck and core samples for production or ore control purposes were assayed at La Guitarra’ s laboratory. SGS is ISO certified and independent of First Majestic. First Majestic’s Central Laboratory is also ISO certified.

All samples submitted to First Majestic’s Central Laboratory were dried, crushed to 80% passing 2mm and pulverized to 80% passing a 106 μm. Samples submitted to First Majestic’s Central laboratory were analyzed for silver by two-acid digestion Atomic Absorption or Fire Assay Gravimetric method and for gold by Fire Assay Atomic Absorption method. Lead, zinc and arsenic were analysed by two-acid digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method.

All samples submitted to SGS were dried, crushed to 75% passing 2mm and pulverized to 85% passing 75 μm. Samples were analyzed for silver by three-acid digestion Atomic Absorption or Fire Assay Gravimetric methods and for gold by Fire Assay Atomic Absorption method. Lead, zinc, manganese and arsenic were analysed by two-acid aqua regia digestion inductively-coupled plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES.

All samples submitted to the La Guitarra laboratory were analyzed for silver by Fire Assay Gravimetric method and for gold by Fire Assay atomic absorption method.

Quality control samples submitted with the core samples by First Majestic include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality control samples.

Current data verification procedures by First Majestic staff includes select transcription error checks of all data, select resurvey of collar and channel sample locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Mineral Resources and Mineral Reserves

At the La Guitarra mine, the Mineral Resources were estimated from a geological model of the Coloso Zone that consisted of 7 vein domains in 2 block models. These estimates are based on exploration results from the 2008, 2011, 2012, 2015, 2016, 2017 and 2018 exploration campaigns.

Three-dimensional geological models were created using Leapfrog Geo software for all veins, honouring vein contacts, gold and silver grades as well as structural geology. Mineral Resources were estimated using Leapfrog Edge software with inverse distance interpolation. Grade estimation was performed within 15-metre long by 15-metre high by variable width parent blocks. Compositing of samples within veins was by accumulation using grade x true thickness, with grade capping applied to samples prior to accumulation and supported by statistical analysis.

For block-modelled veins, Measured Mineral Resources were defined by a nominal drill hole spacing of 25 metres and proximity to underground ore development. Indicated Mineral Resources were defined by nominal drill hole spacing of 50m and Inferred Mineral Resources were defined by nominal drill hole spacing of 100m. Bulk density was estimated based on field measurements and averages 2.44 t/m3 and was used for the estimation of the tonnage for all veins.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socio-economics, and other factors.

The following table shows the most recent Mineral Resource estimates for the La Guitarra mine prepared under the supervision of Phil Spurgeon, PGeo, QP Geology, as of December 31, 2018.

TABLE 31
La Guitarra Silver Mine Mineral Resources estimates with an effective date of December 31, 2018 update prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content		
Measured and Indicated		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Jessica (UG)	Sulphides	203	276	2.73	482	1,800	17.8	3,150
Measured Intermedia (UG)	Sulphides	41	278	0.78	337	370	1.0	450
Measured Joya Larga (UG)	Sulphides	90	347	0.96	419	1,000	2.8	1,210
Measured Selene (UG)	Sulphides	50	274	0.66	324	440	1.1	520
Total Measured (UG)	**Sulphides**	**384**	**292**	**1.84**	**431**	**3,610**	**22.7**	**5,330**
Indicated Jessica (UG)	Sulphides	145	229	2.53	420	1,070	11.7	1,950
Indicated Intermedia (UG)	Sulphides	26	288	0.88	355	240	0.7	300
Indicated Adriana (UG)	Sulphides	5	141	1.28	238	20	0.2	40
Indicated Joya Larga (UG)	Sulphides	45	274	1.55	390	400	2.2	570
Indicated Selene (UG)	Sulphides	22	316	0.74	372	220	0.5	260
Total Indicated (UG)	**Sulphides**	**243**	**250**	**1.98**	**399**	**1,950**	**15.3**	**3,120**
M+I Jessica (UG)	Sulphides	348	257	2.65	457	2,870	29.5	5,100
M+I Intermedia (UG)	Sulphides	67	282	0.82	344	610	1.7	750
M+I Adriana (UG)	Sulphides	5	141	1.28	238	20	0.2	40
M+I Joya Larga (UG)	Sulphides	135	322	1.16	410	1,400	5.0	1,780
M+I Selene (UG)	Sulphides	72	287	0.68	338	660	1.6	780
Total Measured and Indicated (UG)	**Sulphides**	**627**	**276**	**1.89**	**419**	**5,560**	**38.0**	**8,450**

Category / Area	Mineral Type	Tonnage	Grades			Metal Content		
Inferred		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Jessica (UG)	Sulphides	73	198	2.19	364	460	5.1	850
Inferred Intermedia (UG)	Sulphides	22	231	0.49	268	170	0.4	190
Inferred Adriana (UG)	Sulphides	1	128	1.27	224	-	-	10
Inferred Adriana 2 (UG)	Sulphides	18	462	0.59	506	270	0.4	300
Inferred Luz Maria (UG)	Sulphides	25	392	0.70	445	310	0.6	360
Inferred Joya Larga (UG)	Sulphides	21	244	1.23	337	160	0.8	230
Inferred Selene (UG)	Sulphides	4	240	0.72	294	30	0.1	40
Total Inferred (UG)	**Sulphides**	**164**	**268**	**1.39**	**373**	**1,400**	**7.4**	**1,980**

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.
(2)	Metal prices considered were $20.00/oz Ag, $1,450/oz Au.
(3)	Cut-off grade considered for oxides was 215 g/t Ag-Eq and is based on actual and budgeted operating and sustaining cost, and metallurgical recoveries.
(4)	Metallurgical recovery used was 81% for silver and 78% for gold.
(5)	Metal payable used was 95% for silver and 95% for gold.
(6)	Silver equivalent grade is estimated as:
Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.

No Mineral Reserves are reported due to the Company’s decision to put the La Guitarra mine in care and maintenance in August 3, 2018.

Mining and Milling Operations

No mining extraction activity is currently undergoing in La Guitarra, other than the maintenance of the surface and underground infrastructure. Ongoing care and maintenance activities include pumping and de-watering of the underground mine and treatment of the discharge water, ventilation of the underground workings and ground reinforcement as needed. Work also continues at the tailings dam to prepare for closure and water treatment. The surface facilities have all been secured and prepared for suspension of activities and some of the excess equipment not required for care and maintenance activities at La Guitarra have been relocated to the Company's other mining operations.

In 2018, the feed rate averaged 385 tpd for the seven operating months, the output of this period was 80,435 tonnes for a production of 0.36 million ounces of silver and 3,564 ounces of gold for a total production of 0.64 million ounces of silver equivalent. During 2018 silver recovery was 78% and gold recovery was 79%.

Environmental Aspects

First Majestic spent approximately $0.127 million on capital projects related to environmental protection. This included construction at the tailing storage facility, a wetlands project and continued improvements to the mine water treatment plants. Additionally, approximately $0.20 million was spent on progressive reclamation of the tailing storage facility.

In August 2018, the mine was placed under care and maintenance, with the entire environmental team available to continue with regular environmental monitoring and ongoing water management.

The tailing storage facility is near full capacity and progressive reclamation and closure was started in 2018. The construction of buttresses with waste rock to reduce the overall tailing storage stability risk around tailing facilities #1, #2 and #3 was completed and reclamation continues. An environmental impact assessment and change of land use application through a Unified Technical Report (DTU) is in process with environmental authorities for the permitting of a new, fitered tailing storage facility #4 for the eventual reopening of operations.

The La Guitarra mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the La Guitarra operation.

Capital and Operating Costs

Care and maintenance costs for the mine is expected to average approximately $0.8 million per quarter.

Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company’s business and the present stage of the Company’s development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the estimates described in forward-looking statements herein relating to the Company or the Company’s business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company’s securities. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Investors should carefully consider the following risk factors along with the other information set out in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company’s securities.

Operational Risks

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves with respect to the Company’s properties have been calculated on the basis of economic factors at the time of calculation; any subsequent variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Inaccuracies in Production and Cost Estimates

From time to time, the Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under “Operating Hazards and Risks” in this section of the AIF. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects. Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define resources which can be developed and mined economically.

The economic feasibility of development projects is reliant upon many factors, including the accuracy of Mineral Reserve and Mineral Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be effected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company’s existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Failure to identify additional mineral reserves may result in reduction of mineral production at one or more of the Company’s mines and may result in a mine ceasing to be economic and ultimately, may lead to closure of the mine. Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, community, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved. The Company has limited experience in managing mine closures and there is no assurance that any future mine closures will be successfully managed to the satisfaction of all stakeholders.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  major or catastrophic equipment failures;
  mine failures and slope failures;
  deleterious elements materializing in the mined resources;
  environmental hazards and catastrophes;
  industrial accidents and explosions;
  encountering unusual or unexpected geological formations;
  changes in the cost of consumables, power costs and potential power shortages;
  labour shortages or strikes;
  theft, fraud, organized crime, civil disobedience and protests;
  ground fall and underground cave-ins; and
  natural phenomena, such as inclement or severe weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supplies and, in certain cases, air access are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects and may require the Company to construct alternative infrastructure (such as the power line to the Del Toro Silver Mine). If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s mines and other projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non-governmental organization (“NGO”) and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company’s business, operations and profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Aviation Risk

Certain of the Company's mineral properties are accessed primarily through air travel, including airplane and helicopter. An airplane or helicopter incident resulting in loss of life, facility shutdown or regulatory action could result in liability to the Company, In addition, any such incident may result in reduced access or loss of access to a particular facility which the Company may or may not be able to mitigate by alternative air or ground based travel methods. Accordingly, any such incident could have a material adverse effect on the operations of the Company.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México, Canada and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, México and Canada, may have an adverse effect on the Company's business and results of operations.There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, México and Canada, with respect to trade policies, treaties, government regulations and tariffs. The current United States administration has called for substantial changes to U.S. foreign trade policy, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the U.S. These tariffs could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business.

The North America Free Trade Agreement (“NAFTA”) is an agreement signed in 1994 by Canada, México and the United States creating a trilateral trade bloc in North America. On November 30, 2018 the three countries entered into a new trade agreement (variously referred to as USMCA or United States-Mexico-Canada Agreement) to replace NAFTA, however such agreement requires ratification by the legislative assemblies in all three countries before it becomes effective. This agreement has been ratified by México but to date, has not been ratified by the United States or Canada. Unless and until such ratification takes place, the current NAFTA agreement will remain in effect. Under the terms of NAFTA, the United States has the authority to withdraw from NAFTA upon providing six months' notice. Although management has determined that there have been no current effects on its operations regarding these recent developments, management cannot predict future potentially adverse developments in the political climate involving the United States and México and thus these may have an adverse and material impact on the Company's operations and financial performance.

Environmental and Health and Safety Regulation

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Company operates an open pit mine or relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

San Dimas Tailings Containment Sites

Work was undertaken at the San Dimas operation to address the deficiencies with the tailings management and surface water management aspects of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and to remediate the Tayoltita tailings dam. In 2014 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment delivered in early 2015 shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the surface water management facilities showed that the ditches, diversion dam and other structures required modifications to accommodate storm events. The engineering of the design for these improvements was completed in 2015. Work was started in 2015 and continued into Q3 2017 with the most critical items completed. Following a planned inspection of the tailings storage facility in September 2017 by Amec Foster Wheeler, the consultant issued a site visit report and recommended modifications to the 2015 design of the eastern berm and solution storage pond located to the east of the tailings storage facility. The remaining work resumed in late Q1 2018 and is expected to be completed in early 2020. The Company will continue to incur environmental liability for mining activities conducted following the acquisition of the San Dimas mine. To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws in México are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company does not maintain title insurance for any of its properties and the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In México, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading “Local Groups and Civil Disobedience”); accordingly, title holders of mining concessions must obtain agreement from surface land owners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Local Groups and Civil Disobedience

An Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact the Company’s properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face legal action from the Ejido.

Three of the properties included in the San Dimas Mine and for which the Company holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name the Company or its subsidiaries as a party and the Company therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

Two of the legal proceedings were decided in favor of the Ejidos in 2015, resulting in the Company's subsidiaries gaining standing rights as an affected third party. The Company obtained injunctions to suspend any legal effect of the decisions while it proceeds with a legal process in an attempt to nullify the Ejido’s claim by submitting evidence of the Company's legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favor of the Company and was later appealed by the Ejido, and the decision on the appeal is still pending. The second proceeding is ongoing. The third outstanding legal proceeding commenced by the Ejidos has not been decided and the Company remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favor of the Ejido in that proceeding, the Company may seek to annul such decision by defending its position as the legitimate owner. If the Company is not successful in these challenges, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

The Company’s operations may also from time to time be subject to some forms of protest, road blocks, or other forms of civil disobedience or public expressions against the Company’s activities. In October 2008, prior to its acquisition by the Company (in 2012), production at La Guitarra Silver Mine was suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra resumed in May 2010, after all required permits for operations were obtained. Additionally, on May 20, 2017, a group of union workers halted activities and blocked access at the La Encantada Silver Mine following a dispute regarding bonus payments offered to workers, disrupting operations at the mine. On June 2, 2017, the Company reached an agreement with the union to restart operations at the mine. There can be no assurance that there will not be further disruptions to site access at any of the Company’s projects in the future, which could negatively impact the long-term viability of the projects.

Community Relations and License to Operate

The Company’s relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact the Company’s relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Political and Country Risk

The Company currently conducts mining operations solely in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company’s properties, labor unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in México may substantively affect the Company’s exploration, development and production activities.

Violence and other Criminal Activities in México

Certain areas of México have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

The Company has in the past experienced several incidences of significant theft of products and other incidences of criminal activity have occasionally affected the Company's employees. The Company maintains extensive security at each of its operating facilities and has implemented detailed and timely assaying protocols and enhanced security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that such protocols and procedures will be effective at preventing future occurrences of theft or other criminal activity. If similar events occur in the future, there could be a significant impact on the Company’s sale of silver and on its gross and net revenues. Previous losses due to theft have in large part been recovered under the Company's insurance policies, however, any such losses in the future may not be mitigated completely or at all by the Company’s insurance policies. Produced metals that are subject to a streaming agreement may still be subject to payment under the agreement where such metals have been stolen, whether or not the resulting losses are covered by insurance.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

  Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
  Extreme weather events (such as prolonged drought) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

  The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2018, the Company reassessed its reclamation obligations at each of its mines based on updated LOM estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $27.8 million, which has been discounted using credit adjusted risk free rates ranging from 8.6% to 9.3%, of which $8.4 million of the reclamation obligation relates to the San Dimas Silver/Gold Mine; $6.7 million relates to the La Encantada Silver Mine; $3.2 million relates to the La Parrilla Silver Mine; $2.7 million relates to the San Martín Silver Mine; $2.5 million relates to the Del Toro Silver Mine; $2.3 million relates to the Santa Elena Silver/Gold Mine; $1.6 million relates to the La Guitarra Silver Mine; and $0.3 million relates to the La Luz Silver Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training and in retaining qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Certain of the Company’s operations employees in México are represented by unions and the Company has recently experienced labor strikes and work stoppages which were resolved in a relatively short period, however certain labor strikes and work stoppages may take longer to resolve, such as the strike action which resulted in the complete stoppage of mining and milling activities at the San Dimas Mine from February 15, 2017 until April 22, 2017, and such work stoppages may have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurance that the Company will not experience future labor strikes or work stoppages or that, if it does, that such labor strikes or work stoppages will be resolved speedily. Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favorable to the Company. In addition, relations between the Company and its employees may be impacted by changes to labor legislation in México which may be introduced by the relevant governmental authorities. Any labor strikes, work stoppages or adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company has established and maintains employment policies which are intended to inform and govern the relationship between the Company, its management and its employees. These policies provide guidance and best practices with respect to workplace health and safety, harrassment, anti-discrimination and other matters. The Company believes that its current policies are appropriate and that its management and employees are acting in compliance with such policies, however breaches of these policies may result in the Company being held liable for the actions of its management or employees.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and expects to continue to seek new exploration, mining and development opportunities with a focus on silver in México. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties, such as the acquisition of Primero. In pursuit of such opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and such acquired businesses may be subject to unanticipated liabilities.

Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with prior acquisitions, including the acquisition of Primero, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, acquires business or properties. Following completion of an acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Although the Company will generally seek to obtain extensive representations and warranties relating to an acquired business or property, in the event that there is a breach of such representations and warranties, the Company may have limited or no recourse against any party for such breaches, following consummation of an acquisition.

The ability to realize the benefits of an acquisition (including the acquisition of Primero) will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the Company’s business and the acquired buiness following completion of the acquisition. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the acquisition and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of the acquisition.

The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and those of the Company’s stakeholders and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company’s Code of Ethical Conduct. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities including the Primero Class Action more particularly described under "Legal Proceedings and Regulatory Actions" below. Each of these matters is subject to various uncertainties and it is possible that the Primero Class Action or some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic (and Primero) carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. See “Insurance Risk” below. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are residents of the United States. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts or Canadian courts in courts outside of the United States and Canada based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws in courts outside of the United States and Canada .

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company’s operations.

Compliance with Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) became effective June 1, 2015, requiring public disclosure of certain payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting may result in fines. The Company commenced reporting in May 2017 for the fiscal year ended December 31, 2016 and believes it is currently up to date on its filings under ESTMA. If the Company becomes subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may also have a material adverse effect on the Company’s reputation.

Financial Risks

Metal Prices May Fluctuate

The Company’s revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company’s income and the value of related financial instruments. The Company also derives by-product revenue from the sale of lead and zinc, which accounted for approximately 5% and 2%, respectively, of the Company’s gross revenue for the year ended December 31, 2018. The Company’s sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Mineral reserves on the Company’s properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company’s mineral reserves and future price declines could cause any future development of, and commercial production from, the Company’s properties to be uneconomic. Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company’s mining properties is dependent on metal prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life-of-Mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mineral properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s possible future reserve estimates and its financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Price Volatility of Other Commodities

The Company’s cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Company’s operations, such as LNG, diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control. Increases in the prices for such commodities could materially adversely affect the Company’s results of operations and financial condition.

Global Financial Conditions

Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso (MXP), the currency in which the majority of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of metals (and the financial statements of the Company), and the Canadian dollar in which some of the Company’s treasury is held and in which some of its costs are paid. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: MXP denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes (“VAT”) receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Company’s business and operations and the business and operations of its subsidiaries is complex and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions.

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company’s provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company’s interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company’s financial condition.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, México, Barbados, Switzerland or the Netherlands or any other countries in which the Company’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Challenges to the Advance Pricing Agreement

Overview

The Mexican tax authority (the “SAT”) initiated a proceeding seeking to nullify the Advance Pricing Agreement (the “APA”) which it issued to Primero with respect to the San Dimas mine in 2012. The APA confirmed Primero’s basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. If the SAT’s nullification challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into the Prior San Dimas Stream Agreement with Wheaton in connection with the San Dimas Mine and two other mines in México. Under the Prior San Dimas Stream Agreement, Goldcorp received cash and securities in exchange for an obligation to sell certain silver extracted from the mines at a price set forth in the Prior San Dimas Stream Agreement.

In order to satisfy its obligations under the Prior San Dimas Stream Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Prior San Dimas Stream Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas Mine concession under the Prior San Dimas Stream Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Prior San Dimas Stream Agreement.

As amended and restated, the provisions of the Prior San Dimas Stream Agreement required that, on a consolidated basis, Primero sell to Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2017, the contract price was $4.30. The price paid by Wheaton under the Prior San Dimas Stream Agreement represented the total value that Primero and its affiliates received for the sale of silver to Wheaton. In May 2018 the Prior San Dimas Stream Agreement was terminated in connection with the Company entering into the New San Dimas Stream Agreement.

The specific terms of the Prior San Dimas Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that held the San Dimas Mine concessions, Primero Empresa Minera (“PEM”), entered into an agreement (the "Internal Stream Agreement") to sell the required amount of silver produced from the San Dimas Mine concessions to STB to allow STB to fulfill its obligations under the Prior San Dimas Stream Agreement.

When Primero initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to SWC were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior San Dimas Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as PEM's basis for calculating taxes owed by it on the silver sold to STB under the Internal Stream Agreement. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In 2015 the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. Since such time, the SAT has issued observation letters to PEM stating that PEM should pay taxes on the market price of silver. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Prior San Dimas Stream Agreement for 2010 through 2014. The Company subsequently learned that SAT’s reasoning in part for seeking the nullification was related to its suspicion of corruption within SAT in that one of the external service providers to Primero had a familial relationship with the responsible individual within the transfer pricing department of SAT. The Mexican legal courts ruled in 2017 in favour of the individual in SAT that was suspected of failing to recuse himself on the APA matter, effectively denying the corruption claim. However, there is no assurance that SAT will discontinue its nullification challenge to the APA which remains before the Mexican courts. The Company is unable to provide any certainty as to the outcome or timing of such challenge.

Primero is an “interested party” in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold under the Internal Stream Agreement would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows.

Tax Uncertainties

For the 2015 and subsequent tax years, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on Company's business, financial condition and results of operations.

Tax Audits and Reassessments

Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts.

In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company and its financial condition.

VAT Receivables

The Company is subject to credit risk through its significant VAT receivables balance that is collectible from the government of México. Due to legislative rules and a complex collection process, there is a risk that the Company’s VAT receivable balance may not be refunded, or payment will be delayed. Even though the Company has in the past recovered VAT routinely, VAT recovery in México remains a highly regulated, complex and, at times, lengthy collection process. If the Company does not receive its VAT receivable balances or if payment to the Company is delayed, the Company’s financial condition may be materially adversely affected.

Transfer Pricing

The Company conducts business operations in various jurisdictions and through legal entities incorporated in a number of jurisdictions, including Canada, México, Switzerland and the Netherlands. The tax laws of these jurisdictions and other jurisdictions in which the Company may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’slength pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, the Company may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the Company’s income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver commodity price risk. The effect of price variation factors for silver, gold, lead or zinc cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

Commitments under Streaming Agreements

The Company’s ability to make deliveries under the New San Dimas Stream Agreement and the stream on the Santa Elena Mine with Sandstorm Resources Ltd. is dependent on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the other factors set out in these Risk Factors. Failure to fulfill the Company’s commitments under these agreements could result in adverse impacts on the Company’s business. Further, if metal prices improve over time, these agreements may reduce the Company’s ability to sell resources later at higher market prices due to obligations under these agreements.

The New San Dimas Stream Agreement fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70:1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the New San Dimas Stream Agreement) moves above or below 90:1 or 50:1, respectively, for any consecutive 6 month period during the term of the New San Dimas Stream Agreement. Any adjustment to the ratio may impact the amount of gold deliverable under the New San Dimas Stream Agreement which may have a material adverse effect on the Company’s financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the New San Dimas Stream Agreement is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the New San Dimas Stream Agreement may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company’s financial performance.

Counterparty and Market Risks

From time to time the Company may enter into sales contracts to sell its products, including refined silver from doré bars, silver, gold, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through the Company’s corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, it may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honor such contract or become insolvent (as has occurred with Republic (see "General Development of the Business – Most Recent Three Years")), the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international brokerage organizations. Additionally, silver-lead and related base metal by-products are sold primarily through two international organizations. Payments of receivables are scheduled routinely and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is usually not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds an interest or which it acquires may depend upon the Company’s ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favorable terms or at all. If the Company is unable to obtain additional financing, it may be required to delay or postpone exploration, development or production on some or all of its properties, potentially indefinitely.

As at December 31, 2018, the Company had approximately $57.0 million of cash and cash equivalents in its treasury and working capital of $108.1 million while total available liquidity, including $55.0 million of undrawn revolving credit facility (under the New Credit Facility), was $163.2 million. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements in the foreseeable future, provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metals market were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need injection of additional capital to address its cash flow requirements.

Indebtedness

As of December 31, 2018, the Company’s total consolidated indebtedness was $155.4 million, $24.5 million of which was secured indebtedness.

The Company is required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders.

The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond the Company’s control. The Company may not continue to generate sufficient cash flow from operations in the future to service this debt and to make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the New Credit Facility require the Company to satisfy various positive and negative covenants, including maintaining at all times, certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness, assume certain liens or engage in certain types of transactions. Any future or additional indebtedness may be subject to more stringent covenants. The Company can provide no assurances that in the future, the Company will not be constrained in its ability to respond to changes in its business or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default and would allow the lenders thereunder to accelerate maturity of the debt or realize upon security over the Company’s assets. An event of default under the New Credit Facility could result in a cross-default under the Company’s equipment leases, streaming agreements or other indebtedness (and vice versa) and could otherwise materially and adversely affect the Company’s business, financial condition and results of operations and the Company’s ability to meet its payment obligations with respect to the Company’s debt facilities, as well as the market price of the Company’s common shares.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2018, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company’s finance leases bear interest at fixed rates. Based on the Company’s interest rate exposure at December 31, 2018, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

Shares Reserved for Future Issuances; Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions including sales pursuant to the ATM Offering. The Initial Notes and the Over-Allotment Notes are, in accordance with their terms, convertible into common shares of the Company. In addition, the Company has outstanding stock options and, from time to time, may also issue share purchase warrants of the Company pursuant to which common shares may be issued in the future. Any such convertible securities are more likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The issuance of shares pursuant to the ATM Offering and the exercise of convertible securities and the subsequent resale of such common shares in the public markets could adversely affect the prevailing market price of the Company’s common shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company’s shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

  the price of silver and (to a lesser extent) other metals;
  the Company’s operating performance and the performance of competitors and other similar companies;
  the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with securities regulatory authorities;
  changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resources sector;
  changes in general economic conditions;
  the number of the Company’s common shares to be publicly traded after an offering, inlcuding additional Common Shares issued pursuant to a prospectus supplement filed in connection with the Company's Base Shelf Prospectus and Registration Statement;
  the arrival or departure of key personnel;
  acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
  equity or debt financings by the Company.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. Securities markets frequently experience price and volume volatility, and the market price of securities of many companies may experience wide fluctuations not necessarily related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Company’s common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Impairments

It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent registered public accounting firm of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls will prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted $137.4 million for 2019 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $61.1 million has been earmarked for sustaining capital and $76.3 million has been planned for expansionary capital in 2019. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the headings “Operating Hazards and Risks” and "Infrastructure", as well as the following:

  shortages of principal supplies needed for construction;
  restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;
  changes in the regulatory environment with respect to planning and construction;
  the introduction of new property or capital taxes; and
  significant fluctuations in the exchange rates for certain currencies.

Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Continued Growth

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance the Company’s continued growth and sustain capital requirements. If the Company does not realize satisfactory prices for its products (principally silver and gold), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to the Company’s existing shareholders and could adversely affect the Company’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Company might have. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity.

Benefit of Growth Projects

As part of the Company’s strategy, the Company will continue efforts to develop and acquire new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of Primero and the San Dimas Mine. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Ownership by a Single Shareholder

In connection with the termination of the Prior San Dimas Stream Agreement, the Company issued 20,914,590 Common Shares to WPMI, with volume selling restrictions thereafter. Based on its latest public disclosure filings, WPMI owns approximately 10% of the Company’s issued and outstanding Common Shares. As such, WPMI is in a position to exert influence over matters requiring shareholder approval, including the determination of significant corporate actions that could otherwise be beneficial to the Company’s other shareholders, including the election and removal of directors, amendments to the Company’s corporate governing documents and business combinations. The Company’s interests and those of WPMI may at times conflict, and this conflict might be resolved against the Company’s interests. The concentration of ownership by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Recent Sale Agreements

Prior to its acquisition by the Company, Primero divested itself of two material assets: the Black Fox Complex and the Cerro del Gallo Project.

Pursuant to an asset purchase agreement (the “Black Fox Purchase Agreement”) between Primero and McEwen Mining Corp. (“McEwen”) on October 6, 2017, McEwen acquired Primero’s Black Fox Complex (which was owned directly by Primero) and assume all of Primero’s liabilities associated with the Black Fox Complex (the “Black Fox Transaction”).

Pursuant to the Black Fox Purchase Agreement, McEwen agreed to assume certain liabilities of Primero and to indemnify Primero for any losses sustained by Primero after closing with respect to such liabilities. It is not certain that McEwen will have sufficient assets to satisfy any claims for the assumed liabilities at the time a claim is made or a judgment respecting such a claim is entered. As a result, there can be no assurance that Primero will be able to obtain from McEwen under the Black Fox Purchase Agreement, the full amount of any damages suffered by it in connection with the assumed liabilities. In addition, under the Black Fox Purchase Agreement, Primero will continue to be liable for certain other liabilities associated with the Black Fox Complex (such as with respect to any pre-existing environmental condition). If a claim is made or a judgment respecting such a claim is entered with respect to such assumed liabilities, the Company or Primero, may be liable for such claims. This potential liability may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Pursuant to a share purchase agreement (the “CDG Purchase Agreement”) between Primero and Argonaut Gold Inc. (“Argonaut”) on November 14, 2017 Argonaut acquired all of the issued and outstanding shares of San Anton Resource Corporation Inc. (“San Anton”), a wholly-owned subsidiary of Primero, which holds title to the Cerro del Gallo Project in México (the “CDG Transaction”).

Each of the Black Fox Purchase Agreement and the CDG Purchase Agreement contain extensive representations and warranties from Primero relating to the Black Fox Complex and San Anton, respectively. A misrepresentation thereunder or breach by Primero of any of the other terms or conditions of either the Black Fox Purchase Agreement or the CDG Purchase Agreement could lead to potential liability, which may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the LBM or end consumers. The end product from the Company's facilities comes in two forms: silver doré bars and various concentrates of silver, lead, zinc and gold. The physical silver doré bars usually containing greater than 90% silver with some gold and other impurities are delivered to one of two refineries where doré bars are refined to commercially marketable 99.9% pure silver bars. The production of concentrates in powder form containing silver, lead, zinc and gold are delivered to brokers in Manzanillo, México where they are blended with other producers’ concentrates and shipped abroad to smelters where they are smelted to separate the base metal by-products of lead and/or zinc from the silver and gold content for delivery to the global buyers of silver, gold, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services, and turn out refined products of silver, gold, lead and zinc. Refining of doré bars is a fraction of the cost of smelting concentrates for silver as measured on a per silver ounce basis.

The Company delivers its production via a combination of private aircraft, armoured cars and trucks to a number of refineries and smelters who then, once they have refined or smelted the silver to commercial grade, transfer the silver and by-products to the physical market. The Company transfers possession of its concentrates to the smelters and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the outturn of the smelted metals, usually 90 to 120 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 to 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers. The Company normally receives 95% to 98% of the value of its sales of doré on delivery to the refinery, and 90% to 95% of the value of concentrates on delivery to the smelter, with final settlements upon outturn of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

First Majestic’s senior management in Vancouver and Europe negotiate sales contracts. Contracts with smelting and refining companies, as well as metals brokers and traders are tendered and re-negotiated as required. The Company currently sells its silver (gold) doré through one international brokerage organization. Additionally, concentrates and related base metal by-products are sold primarily through two international organizations, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Less than 1% of the Company’s production was sold in retail transactions during 2018. Products sold included half ounce and one ounce rounds, 10 gram cubes, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

Given the growing strategic importance of social and environmental performance management to assure the sustainability of the Company's operations, and land access requirements, the Company is building a systematic approach to social management under the leadership of the Vice President, Corporate Sustainability ("VP of Sustainability"). The development and implementation of this social management system is based on knowledge management, clear performance indicators, structured analysis and a longer-term planning process for operational continuity and sustainability.

Corporate Social Responsibility ("CSR")

First Majestic works to avoid, minimize or compensate for any social or environmental impacts of the Company’s activities, while always abiding by environmental regulations and pursuing international best practices. First Majestic recognizes that only by acting in a socially responsible manner and integrating such practices into its management systems and standards, can it assure the sustainability of its business.

The Company seeks to develop and maintain collaborative relationships with host communities and aims to contribute to the quality of life and sustainable development in the locations in which it operates. Local teams engage in constructive dialogue with local and regional partners, demonstrating transparency regarding our operational plans and activities and respecting the rights, traditions and cultural identity of local communities.

First Majestic aims to proactively support the development needs of local communities by maximizing the social and economic benefits that can be generated by its operations and projects. The Company actively participates in the formulation, presentation and often financing of projects through the Mexican mining tax fund, in partnership with government agencies and other third parties. In 2018, collaboration projects addressed issues identified as priorities by certain local communities, such as access to potable water, road construction, sanitation and waste management infrastructure, education and health facilities as well as programs for the development of rural economic livelihoods such as agriculture and ranching.

Beyond the economic benefits of First Majestic's operations and projects, the Company engages with local populations to identify other key areas of opportunity for social development. The Company’s site personnel regularly participate with local schools, medical services and municipal governments in implementing educational activities and campaigns in areas such as regional health promotion, environmental education and management, emergency response, and local cultural heritage.

Ultimately, First Majestic acts to build and maintain the trust of local communities, respecting their rights and interests, and contributing in a net positive manner to their socio-economic wellbeing.

The programs and procedures that the CSR team has developed provided the basis for more measurable and systematic management of the external social environment of the Company's mining operations and exploration projects. The following core programs and procedures were introduced at all First Majestic operation and exploration sites in 2018:

  stakeholder mapping, engagement management plans;
  risk assessment and management plans; and

  alert mechanisms and procedures for addressing requests and grievances from external stakeholders (with the aim of ensuring that every request, complaint or grievance is answered clearly and accurately, and resolved diligently where required, in a manner that provides the Company's stakeholders with certainty and confidence in the Company's processes).

The Company’s operation in Durango and La Parrilla Mine have been recognized for eleven consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicano para la Filantropia (Mexican Center for Philanthropy). This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, work environment, community involvement and environmental responsibility. The San Dimas Mine acquired through the acuisition of Primero in 2018 also received the distinction for the eighth consecutive year. The awards affirm First Majestic’s commitment to sound CSR practices and demonstrates the Company's commitment to transparency, and social responsibility within its operations and projects in México.

Environmental Policies

The Company´s operations are subject to and materially conform with all current environmental laws and regulations in the jurisdictions where it operates. These environmental regulations provide restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination. The Company also has an Environmental Management System (“EMS”), in all its operations, to standardize tasks, and strengthen a culture focused on minimizing environmental impacts generated by its operations and new projects. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by SEMARNAT through the Federal Attorney of Environmental Protection ("PROFEPA") in México.

First Majestic’s EMS has an external auditing program in place for reviewing the performance of each of its mining operations, which includes the participation of PROFEPA-accredited external environmental consultants for evaluating compliance to applicable environmental regulations. This is part of a strategy for continuous improvement and achieving the Company’s medium-term goal of obtaining (or at some sites, renewing) the Clean Industry Certificate issued by PROFEPA. The PROFEPA awarded a Clean Industry Certificate to the San Martín Silver Mine in August 2015 and the Del Toro Silver Mine in August 2016. In October 2018 the Del Toro Mine renewed its Clean Industry accredidation for another two years.

The Company has implemented an environmental policy and the general objectives of the policy are to:

  meet all applicable Mexican environmental legal requirements, particularly those expressed in the Laws, Rules and Regulations, through its subsidiaries;
  reduce the level of damage and environmental risk in each of the areas of work;
  avoid and/or mitigate negative environmental impacts and where possible, generate positive impacts to the environment of each mining unit;
  monitor and maintain the optimal operation of anti-pollution equipment;
  protect the installations and the assets of the Company;
  improve implement and disseminate an environmental management system; and
  participate in environmental training and continuing education programs.

Responsibilities for each of the activities of the environmental program are assigned to specific individuals that will be responsible for assuring their proper execution. The leader of the mining business unit or project is directly responsible for compliance with its plans and programs and ensuring the proper functioning of the EMS.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes (“VAT” or "IVA"), (iv) Profit sharing taxes ("PTU"), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria ("SAT") often referred to as “Hacienda”.

Corporations resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2018 are as follows:

(i)

Corporate Income taxes ("ISR") - 30% on a corporation’s taxable income in 2018. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii)

Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

(iii)	Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv)

Value Added Taxes - 16% payable monthly on taxable receipts from the sales of goods and services in México and 0 % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v)	Profit sharing Taxes - 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate income taxes payable;

(vi)	Mining Rights Taxes - a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vii)	Municipal Taxes - Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities at the Del Toro mine.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes if they are paid out of tax paid retained earnings. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 1, 2008, management of the Company executed a corporate restructuring for tax purposes, enabling it, on a limited basis, to consolidate tax losses of certain of its subsidiaries against the taxable incomes of other subsidiaries (the “Tax Consolidation”). Coincident with the tax consolidation, México introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in México. In December 2009, México introduced tax consolidation reform rules (the “Tax Reform”), which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from the Consolidation was realized in 2008, and as such, the benefit of the Consolidation was expected to be recaptured from 2014 to 2021. The Tax Reform also abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In late 2015, the Mexican government approved another tax reform, effective January 1, 2016 whereby among other things companies with unamortized loss carry-forwards from the period of consolidation can elect to claim a credit against the remaining taxes to be repaid as a result of deconsolidation at a rate of 15% of losses utilized. The Company elected to claim this credit during 2016.

In addition to its Mexican operations, the Company has offices in Barbados and Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 199,264,637 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

As described above, the Company has issued an aggregate of $156.5 million principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 104.3297 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share (subject to certain adjustment provisions). Interest is payable on the Notes semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2018 to holders of record at the close of business on the preceding February 15 and August 15, respectively.

On or after March 6, 2021, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date. The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a “fundamental change” as dscribed in the Note Indenture, at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

The Notes do not carry any rights to vote alongside the holders of the Company’s common shares on any shareholder resolutions.

The Notes are governed by the Note Indenture, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2018	8.25	6.34	12,906,008
November 2018	7.85	6.12	15,386,526
October 2018	8.50	7.12	15,978,414
September 2018	7.70	6.65	12,558,388
August 2018	8.72	6.60	17,250,478
July 2018	11.09	8.32	11,514,104
June 2018	10.44	9.05	10,857,887
May 2018	9.65	8.18	13,489,352
April 2018	8.87	7.68	13,766,160
March 2018	8.38	6.54	15,355,744
February 2018	7.69	6.24	16,447,937
January 2018	9.31	7.15	22,952,578

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the New York Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
December 2018	6.07	4.80	14,463,138
November 2018	6.00	4.59	13,245,463
October 2018	6.49	5.43	13,987,958
September 2018	5.96	5.05	11,987,155
August 2018	6.725	5.01	15,168,381
July 2018	8.48	6.325	14,474,994
June 2018	7.97	6.98	12,609,924
May 2018	7.48	6.36	12,544,304
April 2018	6.99	6.02	12,123,182
March 2018	6.51	5.09	15,506,649
February 2018	6.22	4.93	18,887,033
January 2018	7.50	5.805	23,928,826

The common shares of the Company are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

PRIOR SALES

Options

The following table sets forth the date, price and number of options that were granted by the Company during the financial year ended December 31, 2018:

Date of Grant	Number of Options Granted	Exercise Price
		(C$)
January 2, 2018	1,710,000	9.01
January 2, 2018	115,888	9.01
March 5, 2018	10,000	7.15
May 10, 2018(1)	20,540	222.55
May 10, 2018(1)	1,955	239.09
May 10, 2018(1)	5,320	81.20
May 10, 2018(1)	5,478	123.60
May 10, 2018(1)	51,220	126.01
May 10, 2018(1)	65,407	88.72
May 10, 2018(1)	11,568	40.90
May 10, 2018(1)	60,420	22.55
June 4, 2018	30,000	9.25
June 13, 2018	20,000	9.97
June 18, 2018	25,000	9.82
June 25, 2018	100,000	10.17
July 31, 2018	15,000	8.48
August 22, 2018	10,000	7.18
August 24, 2018	100,000	6.84
September 1, 2018	30,000	7.26
September 4, 2018	45,000	7.26
September 14, 2018	10,000	7.22
September 18, 2018	10,000	7.40
November 27, 2018	25,000	6.45
December 1, 2018	45,000	6.38
December 1, 2018	30,000	6.28

Notes:
(1) Issued incentive stock options to the holders of outstanding Primero incentive stock options as of May 10, 2018, at exercise prices adjusted by the exchange rate of 0.03325 of a Common Share for each Primero common share (the "Exchange Ratio").

Warrants

After the effective time of the Arrangement, all outstanding common share purchase warrants of Primero became exercisable to acquire Common Shares of the Company at exercise prices adjusted by the Exchange Ratio. The following table summarizes details of such common share purchase warrants:

Date of Grant	Number of Warrants	Exercise Price	Expiry Date
		(C$)
May 10, 2018	366,124(1)	100.75	June 25, 2018

Other

On January 29, 2018, the Company announced the closing of its offering of Initial Notes, being $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023. The Initial Notes are convertible into Common Shares at an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

On February 15, 2018, the Company announced the issuance of the Over-Allotment Notes, being $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by the Note Indenture entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. The terms of the Notes are described above under "Capital Structure".

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City,		Period as a
Province and Country of	Principal Occupation or	Director of the	No. and Class	Percentage
Residence	Employment for Past 5 Years(1)	Company	of Securities(1)	of Class(2)

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; Director and Chairman of First Mining Gold Corp. from March 31, 2015 to present.	December 5, 1998 to present.	Common 3,359,500 Stock Options 1,350,000	2%

DOUGLAS PENROSE, B.Comm., CPA, CA (3) (4) Chairman and Director Summerland, British Columbia, Canada	Retired; Chairman of the Company from January, 2012.	September 7, 2006 to present.	Common 60,000 Stock options 204,829	Less than 1.0%

MARJORIE CO, BSc, LLB, MBA (4)(5) Director Vancouver, British Columbia, Canada	Director, Strategic Relations of Westport Innovations from April, 2012 to February, 2015; Principal of mc3 solutions inc. from February, 2015 to present.	March 1, 2017 to present	Common 13,215 Stock Options 82,264	Less than 1.0%

ROBERT A. McCALLUM, B.Sc., P. Eng. (3) (4) (5) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present.	December 15, 2005 to present	Common 32,816 Stock Options 117,613	Less than 1.0%

DAVID SHAW, Ph.D. (3) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to March 2015; Director of Great Quest Fertiliser Ltd. from December 2010 to present; Director of Global Strategic Metals NL from November 2013 to July 2014; Director of Medallion Resources from June 2014 to present; Director of First Mining Gold Corp. from March 2015 to present; Director of Cerro de Pasco Resources from November 2018 to present.	January 12, 2005 to present.	Common 50,000 Stock options 204,829	Less than 1.0%

Name, Position and City,		Period as a
Province and Country of	Principal Occupation or	Director of the	No. and Class	Percentage
Residence	Employment for Past 5 Years(1)	Company	of Securities(1)	of Class(2)
DUSTIN VANDOORSELAERE Chief Operating Officer Durango, Durango México	Chief Operating Officer of the Company from March 2017 to present; VP of Operations of the Company from November 2016 to March 2017; General Manager México & Honduras of Nyrstar NV from October 2014 to October 2016; VP Operations of Goldgroup Mining Inc. from May 2011 to October 2014.	N/A	Common 3,400 Stock options 450,000	Less than 1%

RAYMOND L. POLMAN, CPA, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 2007 to present; Director of First Mining Gold Corp. from March 2015 to present.	N/A	Common 145,200 Stock options 450,000	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of First Mining Gold Corp. from March 2015 to June 2016.	N/A	Common 111,500 Stock options 525,000	Less than 1.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 199,264,637 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,775,631 common shares of the Company or approximately 2% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Robert McCallum and David Shaw. All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and CEO of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw’s career, he has built strong relationships with European financial institutions and the global mining community.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a.	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b.	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

c.	the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d.	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e.	an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2018, the Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2018 and December 31, 2017, respectively.

	Year ended	Year ended
Category	December 31, 2018	December 31, 2017
Audit Fees	$1,168,100	$814,000
Audit Related Fees	$5,000	Nil
Tax Fees	Nil	$21,000
All Other Fees	Nil	$2,000

Audit fees include fees for services rendered by the Independent Registerred Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. The 2018 fee includes amounts for 2018 audit services as well as final billings from the 2017 audit which were received in 2018.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the “FSR Purchase Agreement”) dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve (“FSR”) for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the “Action”). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment from the Supreme Court of British Columbia (the “Court”), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos’ lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

As of December 2016, Davila Santos had exhausted all possible appeals of the Court’s judgement. The Company is now seeking to enforce the British Columbia judgments in México and elsewhere. There can be no guarantee of collection on any of the remaining C$81.45 million of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the balance. Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Mexican Tax Proceedings

As described above under "Risk Factors - Challenges to the Advance Pricing Agreement", SAT, the Mexican tax authority, initiated a legal proceeding seeking to nullify the APA which it issued to Primero in 2012. The APA confirmed Primero’s basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. If the SAT’s challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

For the 2015 and subsequent tax years, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on the Company's business, financial condition and results of operations.

Primero Class Action Litigation

Primero, and certain of its former directors and officers, are defendants in a class action lawsuit (the "Primero Class Action") in the State of California, which is related to the ongoing legal dispute with the SAT in México. The lawsuit was filed in February 2016 against Primero seeking to recover damages for investors in Primero’s common shares under the U.S. federal securities laws. The plaintiffs allege that Primero and certain directors and officers of Primero acted fraudulently and misled investors through public disclosure regarding the APA. The plaintiffs claim that the APA was fraudulently obtained by Primero and the former officers and directors were aware of this and misled investors when making certain public statements. Primero filed a motion to dismiss which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 28, 2017. A motion to dismiss the action was granted on July 14, 2017 and the final judgment to dismiss the action was signed on August 9, 2017. However, the plaintiffs filed a notice to appeal the decision with the United States Court of Appeals for the Ninth Circuit. The plaintiffs filed and served their opening brief on December 13, 2017. Briefing and oral argument in the Ninth Circuit case are now complete and a decision is expected in the coming months. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

MATERIAL CONTRACTS

Other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent, the following contracts are considered material contracts of the Company:

  the Arrangement Agreement;
  the Note Indenture; and
  the Sales Agreement.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

John Morton Shannon, P. Geo and Rod Webster, M.AIG, of AMC Mining Consultants (Canada) Ltd., Gabriel Voicu, P. Geo. formerly of Primero Mining Corp., Peter Oshust, P. Geo. formerly of Amec Foster Wheeler Americas Ltd., Andrew Hamilton, P. Geo. and Joaquin Merino, P. Geo., consultants, David Rowe, of Rowearth, LLC, Stephen Taylor, P. Eng., Dominic Chartier, P. Geo. and Daniel Sepulveda, SME-RM of SRK, Sebastien Bernier, P. Geo. and Mr. David Maarse, P. Geo. formerly of SRK. Nathan Eric Fier, P. Eng., formerly of Silvercrest Metals Inc., Jesus M. Velador Beltran, MMSA, formerly of the Company and Maria E. Vazquez, P. Geo., Gregory Kenneth Kulla,, P. Geo., Ramon Mendoza Reyes, P. Eng., Phillip J. Spurgeon, P. Geo., prepared certain technical reports on the Company’s mining properties. To management’s knowledge, Mr. Shannon, Mr. Webster, Mr. Voicu, Mr. Oshust, Mr. Fier, Mr. Hamilton, Mr. Rowe, Mr. Merino, Mr. Velador, Mr. Taylor, Mr. Bernier, Mr. Chartier, Mr. Sepulveda and Mr. Maarse do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Ms. Vazquez Jaimes is the Geological Database Manager of the Company, Mr. Kulla is the Vice President of Exploration of the Company, Mr. Mendoza Reyes is the Vice President of Technical Services of the Company and Mr. Spurgeon is the Senior Resource Geologist of the Company. Each of Ms. Vazquez Jaimes, Mr. Kulla, Mr. Mendoza Reyes and Mr. Spurgeon hold stock options of the Company which represent less than 1% of the outstanding shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plan, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2018, a copy of which may be requested from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on SEDAR (www.sedar.com).

APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of the Company in its oversight responsibilities for:

  the quality and integrity of the Company’s financial statements;
  the Company’s compliance with legal and regulatory requirements;
  the qualifications, independence and performance of the Company’s external auditor;
  the Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company’s external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company’s external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1.	The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2.

All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3.	No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4.	Meet with management and, where appropriate, the Company’s external auditor to review:

(i)

the annual audited financial statements, with the report of the Company’s external auditors, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

	(ii)	interim unaudited financial statements, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

	(iii)	financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

	(iv)	financial information in annual information forms, and annual reports;

	(v)	prospectuses;

	(vi)	the report that the United States Securities and Exchange Commission requirements be included in the Company’s annual proxy statement; and

	(vii)	financial information in other public reports and public filings requiring approval by the Board.

5.

Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External auditor

6.

Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company’s external auditor retained for the purpose of preparing or issuing an audit report or related work.

7.

Review the performance and independence of the Company’s external auditor, including obtaining written confirmation from the Company’s external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company’s external auditor if circumstances warrant.

8.

Actively engage in dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company’s external auditor.

9.

Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non- audit) to be provided by the Company’s external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

11.	Review with the Company’s external auditor any problems or difficulties and management’s responses thereto.

12.	Oversee the resolution of disagreements between management and the Company’s external auditor if any such disagreement arises.

13.	Hold timely discussions with the Company’s external auditor regarding the following:

a)	All critical accounting policies and practices;

b)

All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company’s external auditor; and

c)	Other material written communications between the Company’s external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the Company’s external auditor describing:

a)	The Company’s external auditor’s internal quality-control procedures;

b)

Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company’s external auditor, and any steps taken to deal with such issues; and

c)	All relationships between the Company’s external auditor and the Company.

This report should be used to evaluate the Company’s external auditor’s qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company’s external auditor itself. The Committee should present its conclusions to the full board.

15.	Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company’s external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16.	In consultation with the Company’s external auditor, review the integrity of the Company’s financial reporting processes.

17.

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18.

Understand the scope of the Company’s external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19.

Receive and review any disclosure from the Company’s Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company’s quarterly and annual financial statements, regarding:

a)

significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

21.

Review analyses prepared by management and the Company’s external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23.	Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24.

Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25.	Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s system to monitor compliance with and enforce this code.

26.	Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

27.

Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

28.	Consider the risk of management’s ability to override the Company’s internal controls.

29.

Review with the Company’s external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30.	Review adequacy of security of information, information systems and recovery plans.

31.	Review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board.

Other Responsibilities

32.	Report regularly to the Board regarding the execution of the Committee’s duties and responsibilities, activities, any issues encountered and related recommendations.

33.	Discuss, with the Company’s external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34.	Conduct an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE
This Charter was approved and adopted by the Board on March 10, 2014 as amended on November 30, 2017 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW
This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.